                                                    Filed Pursuant to Rule 424B5
                                                      Registration No. 333-50016

Prospectus Supplement
(To prospectus dated November 15, 2000)

                                     [LOGO]

                        PENN TREATY AMERICAN CORPORATION

                  Up to 12,083,000 Rights to Purchase Common Stock

                    Up to 12,083,000 Shares of Common Stock

                           --------------------------

    We are distributing at no charge to holders of our common stock and our 6 1/4% convertible subordinated notes due 2003 on April 20, 2001, the record date, rights to purchase shares of our common stock at $2.40 per share. Holders of our common stock will receive 1.1 rights for each share of common stock that they owned on the record date and holders of our convertible subordinated notes will receive 1.1 rights for each share of common stock that they would have owned had the convertible subordinated notes been converted into common stock on the record date. The rights may be transferred or exercised before 5:00 p.m., Eastern Time, on May 25, 2001, the expiration date. We may extend the expiration date, modify the terms of the offering or cancel the offering by press release at any time.

    If all of the rights are not exercised, then holders who have exercised all of their rights may purchase additional shares. If there are insufficient shares available to satisfy the demand for such additional shares, then the available shares will be prorated.

    Our Chairman of the Board of Directors, Chief Executive Officer and President, who is the beneficial owner of approximately 25% of our common stock, has advised us that he intends to exercise rights to purchase approximately 416,667 shares, for a total price of approximately $1 million.

    Our common stock is listed for trading on the New York Stock Exchange under the symbol "PTA." Shares of common stock issued upon exercise of the rights also will be listed for trading on the New York Stock Exchange. In addition, we expect the rights to be listed on the New York Stock Exchange under the symbol "PTA RT." On April 24, 2001, the last sale price of our common stock on the New York Stock Exchange was $3.05 per share.

    EXERCISING THE RIGHTS REQUIRES AN INVESTMENT IN OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Exercise Price..............................................    $2.40     $28,999,200

Estimated Fees and Expenses.................................    $0.17     $ 1,999,200

Net Proceeds to Penn Treaty.................................    $2.23     $27,000,000

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about May 31, 2001.

                           --------------------------

           The date of this prospectus supplement is April 25, 2001.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Summary.....................................................     S-1
Risk Factors................................................     S-7
Use of Proceeds.............................................    S-16
Price Range of Common Stock and Dividend Policy.............    S-16
Capitalization..............................................    S-17
Selected Consolidated Financial Data........................    S-18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-20
Business....................................................    S-34
Management..................................................    S-59
Principal Shareholders......................................    S-61
Certain Relationships and Related Transactions..............    S-63
Description of Rights.......................................    S-64
Federal Income Tax Considerations...........................    S-70
Description of Common Stock.................................    S-72
Legal Matters...............................................    S-74
Experts.....................................................    S-74
Glossary of Certain Insurance Terms.........................    S-75
Index to Consolidated Financial Statements..................     F-1

                                   PROSPECTUS

                                                                PAGE
                                                              --------
Risk Factors................................................       1
Where You Can Find More Information.........................       4
Summary.....................................................       4
  Penn Treaty...............................................       4
Use of Proceeds.............................................       6
Ratio of Earnings to Fixed Charges..........................       6
Description of the Securities To Be Offered.................       6
  Description of Our Senior Debt Securities and Subordinated
    Debt Securities.........................................       7
  Description of Capital Stock..............................      18
  Description of Warrants...................................      24
Plan of Distribution........................................      25
Legal Matters...............................................      26
Experts.....................................................      26

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus include forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of words such as "believe," "expect," "potential," "continued," "may," "will," "should," "seek," "approximately," "predict," "intend," "plan," "estimate," "anticipate" or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus supplement or the accompanying prospectus are based upon our historical performance and our current plans, estimates and expectations. Actual results could differ materially from such statements depending on such factors as:

    - regulatory actions which may be taken by insurance regulators which could include mandatory control of our insurance subsidiaries;

    - regulatory actions which may be taken by insurance regulators or voluntary actions we may take which prevent or limit us from writing new business;

    - the impact of our agreeing not to write new business in states which have historically accounted for an aggregate of approximately 26% of our business;

    - our ability to consummate the sale of one of our subsidiaries and several blocks of business or any other transaction;

    - our ability to make interest payments on or refinance our debt, if necessary;

    - the adequacy of our premiums and the need for regulatory approval to increase premiums;

    - the adequacy of our reserves;

    - the accuracy of our estimates with respect to policy duration;

    - our ability to compete with other insurers;

    - changes in regulations applicable to the insurance industry;

    - our ability to expand our network of productive independent agents;

    - the geographic concentration of our business;

    - the performance of our investments;

    - the effectiveness of our reinsurance arrangements;

    - the liquidity of our subsidiaries;

    - our financial strength ratings;

    - capital constraints on our growth;

    - the need to make significant capital expenditures;

    - our ability to defend ourselves and prevail in litigation;

    - our dependence on key personnel;

    - the control our principal shareholder and senior management have over us;

    - the existence of certain anti-takeover provisions; and

    - the potential for reduced liquidity and volatility of our stock price.

    Many of these factors are described in "Risk Factors" beginning on page S-7 of this prospectus supplement, on pages 1 through 3 of the accompanying prospectus and in reports filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. This paragraph is included to provide safe harbor for forward-looking statements, which are not required to be publicly revised as circumstances change.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU SHOULD CAREFULLY READ THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE MAKING A DECISION ABOUT WHETHER TO INVEST IN OUR COMMON STOCK. YOU SHOULD PAY SPECIAL ATTENTION TO "RISK FACTORS" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGES 1 THROUGH 3 OF THE ACCOMPANYING PROSPECTUS AND TO OUR FINANCIAL STATEMENTS AND THE RELATED NOTES CONTAINED OR INCORPORATED BY REFERENCE HEREIN. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES HEREIN TO "WE," "US" AND "OUR" AND SIMILAR TERMS MEAN PENN TREATY AMERICAN CORPORATION AND ITS SUBSIDIARIES, COLLECTIVELY. SEE "GLOSSARY OF CERTAIN INSURANCE TERMS" FOR DEFINITIONS OF CERTAIN INSURANCE TERMS USED HEREIN.

                        PENN TREATY AMERICAN CORPORATION

    We are a leading provider of long-term care insurance in the United States. We market our products primarily to older persons throughout the United States through independent insurance agents. Our principal products are individual, defined benefit accident and health insurance policies covering long-term skilled, intermediate and custodial nursing home and home health care. Our policies are designed to make the administration of claims simple, quick and sensitive to the needs of our policyholders. We also own insurance agencies that sell senior-market insurance products underwritten by others and us.

    According to a 2000 study by LifePlans, Inc., we are the second largest writer of long-term care insurance in terms of new policies and among the five largest writers of individual long-term care insurance in terms of annualized premiums. We sold 77,936 long-term care policies in 2000, representing
$127.4 million of annualized premiums. At December 31, 2000, we had 242,075 long-term care insurance policies in-force, representing $360.6 million of annualized premiums. Our total premiums were $357.1 million in 2000, representing a compound annual growth rate of 28.4% from $102.4 million in 1995.

    We market our products primarily through the independent agency channel, which we believe to be effective in distributing long-term care insurance. According to a 1999 study by the Health Insurance Association of America, independent agents sell approximately 56% of the long-term care insurance sold in the U.S., with most of the remainder generated through captive agents. According to a LIMRA International survey of the long-term care insurance market, we are the largest writer of new long-term care policies in the independent agent channel. The LIMRA survey also indicated that we were the only insurer to generate over $100 million in new long-term care insurance premiums in the independent agency channel in 1999.

    We introduced our first long-term nursing home insurance product in 1972 and our first home health care insurance product in 1983, and we have developed a record of innovation in long-term care insurance products. Since 1994, we have introduced several new products designed to meet the changing needs of our customers, including the following:

    - The Independent Living policy, which provides coverage over the full term of the policy for home care services furnished by unlicensed homemakers or companions, as well as licensed care providers;

    - The Personal Freedom policy, which provides comprehensive coverage for nursing home and home health care;

    - The Assisted Living policy, which is a nursing home plan that provides enhanced benefits and includes a home health care rider; and

    - The Secured Risk Nursing Facility and Post Acute Recovery policies, which provide limited benefits to higher risk insureds.

    In addition, available policy riders include an automatic annual benefit increase, benefits for adult day-care centers and a return of premium benefit.

    Although nursing home and home health care policies accounted for approximately 95% of our total annualized premiums in-force as of December 31, 2000, we also market and sell life, disability, Medicare supplement and other hospital care insurance products and a group plan, which offers long-term care coverage to groups on a guaranteed issue basis.

                     THE LONG-TERM CARE INSURANCE INDUSTRY

    The long-term care insurance market has grown rapidly in recent years. According to Conning & Co. and LifePlans, Inc., the long-term care insurance market experienced a compound average growth rate of 20.1% from 1994 to 1999, rising from approximately $1.7 billion of net written premiums in 1994 to approximately $4.2 billion of net written premiums in 1999. We expect this growth to continue based on the projected demographics of the United States population, the rising costs of health care and a regulatory environment that supports the use of private long-term care insurance.

    The population of senior citizens (over age 65) in the U.S. is projected to grow from the current estimated level of approximately 35 million to approximately 70 million by 2030, according to a 1996 U.S. Census Bureau report. Furthermore, health and medical technologies are improving life expectancy and, by extension, increasing the number of older people requiring some form of long-term care. According to a 1999 report by Conning & Co., market penetration of long-term care insurance products in the over-65 age group ranges from 5% to 7%. The size of the target population and the lack of penetration of the existing market indicate a substantial growth opportunity for companies providing long-term care insurance products.

    We believe that the rising cost of nursing home and home health care services makes long-term care insurance an attractive means to pay for these services. According to a 1998 report by the U.S. Healthcare Financing Administration, the combined cost of home health care and nursing home care was $20.0 billion in 1980. By 1996, this cost had risen to $108.7 billion. In addition, recent and proposed tax legislation encourages individuals to use private insurance for long-term care needs through tax incentives at both the federal and state levels.

                                  OUR STRATEGY

    We seek to enhance shareholder value by strengthening our position as a leader in providing long-term care insurance. We intend to accomplish this goal through the following strategies:

    INCREASING THE SIZE AND PRODUCTIVITY OF OUR NETWORK OF INDEPENDENT
AGENTS. We have significantly increased the number of agents who sell products for us and have focused our efforts on states that have larger concentrations of older individuals. We have successfully increased our number of licensed agents from approximately 13,000 in 1995 to approximately 40,000 at December 31, 2000. Approximately one third of our agents write new business for us each year. The number of agents who produced over $100,000 in new premiums for us increased from 41 in 1995 to 159 in 2000 and the number of agents who produced over $500,000 in new premiums for us increased from 14 in 1995 to 42 in 2000.

    DEVELOPING AND QUALIFYING NEW PRODUCTS WITH STATE INSURANCE REGULATORY AUTHORITIES. We have sold long-term care insurance for over 28 years. As an innovator in nursing home and home health care insurance, we have introduced many new policies over the years, including five new products in the last five years. By continuously discussing long-term care needs with our agency force and policyholders, we are able to design new products and continue to offer what we believe to be the most complete benefit features in the industry. The development of new policies enables us to generate new business, maintain proper pricing levels and provide advancements in the benefits we offer. We intend to continue to develop new insurance products designed to meet the needs of senior citizens and their families.

    UTILIZING INTERNET STRATEGIES. We have developed a proprietary agent sales system for long-term care insurance, LTCWorks!, which enables agents to sell products utilizing downloadable software. We believe that LTCWorks! increases the potential distribution of our products by enhancing agents' ability to present products, assist policyholders in the application process and submit applications over the Internet. LTCWorks! provides agents that specialize in the sale of long-term care insurance products with a unique and easy sales tool and enables agents who are less familiar with long-term care insurance to present it when they are discussing other products such as life insurance or annuities.

    INTRODUCING GROUP PRODUCTS. In 2000, we began actively marketing our new group policy, which we anticipate will generate additional premium revenue from a younger policyholder base. Group products allow us to penetrate an additional market for the sale of long-term care insurance. We pursue large and small groups, and offer supplemental coverage on an individually underwritten basis to group members and their families. We currently market our group products primarily through agents who market products to individuals. However, we are in the process of developing a network of agents who generally sell other group products, and who often have existing relationships with employer groups, to market our group products. As of December 31, 2000, first-year premiums in-force for our group products were approximately $4.0 million, covering 3,340 individuals. We believe our group products present an opportunity to significantly increase the number of policies in-force without paying significantly increased commissions.

                              RECENT DEVELOPMENTS

    On March 30, 2001, we reported our results of operations for the year ended December 31, 2000 and disclosed that the report of our independent accountants on our financial statements for the year ended December 31, 2000 would contain a going concern qualification. On April 2, 2001, we filed our Annual Report on Form 10-K with the SEC. Subsequent to our earnings announcement and the filing of our Form 10-K, our stock price declined significantly.

    As disclosed in our Form 10-K and in this prospectus supplement, at December 31, 2000, the statutory surplus of our largest subsidiary had decreased so that for regulatory purposes, this subsidiary is at the Regulatory Action Level, below which a company must file with the Pennsylvania insurance commissioner a Corrective Action Plan that details the company's plan to raise additional statutory capital over the next four years.

    We are in the process of preparing our Corrective Action Plan. The plan calls for raising additional capital which will be contributed to the statutory capital and surplus of our insurance subsidiaries. The rights offering described in this prospectus supplement, which could raise proceeds of approximately
$27 million, is one component of this plan. We are also in discussions with several parties about the sale of the entire company or a significant investment in the company and with others about the sale of one of our subsidiaries or a block of our insurance business. In addition, we are assessing the possibility of entering into additional reinsurance transactions. There can be no assurance that these, or any other, transactions will be consummated.

    We have been in contact with representatives of the Pennsylvania Insurance Department concerning our level of capital and surplus and our Corrective Action Plan. The Insurance Department has requested that we agree to seek its approval prior to taking certain actions. These include payment of dividends, transactions with affiliates, new investments, incurrence of debt, pledging of assets and new reinsurance agreements. The Insurance Department is also requiring monthly reports related to our financial condition. On April 19, 2001, we agreed to these measures.

    On Apri1 13, 2001 and April 16, 2001, we entered voluntary consents restricting the issuance of new business in Virginia and Florida, respectively, until additional capital is generated and the states approve the withdrawal of our voluntary consents. Sales in Virginia and Florida accounted for an aggregate of 26% of total premium for fiscal 2000. We anticipate that other states may also request that we enter into similar voluntary consents or may prohibit us from writing new business until additional capital is generated.

    On April 17, 2001, we signed a letter of intent with Universal American Financial Corp. to sell our New York subsidiary, American Independent Network Insurance Company of New York, and certain of our non-core product lines, including life, Medicare supplement and disability coverages. The sale is expected to generate proceeds approximately $13 million and is subject to customary due diligence, execution of definitive agreements and regulatory approvals. There can be no assurance that this, or any other, transaction will be consummated.

    As a result of these recent developments, on April 24, 2001, we reduced the number of our employees by approximately 12%.

    Our insurance subsidiaries filed their statutory reports for the year ended December 31, 2000 after the date they were required to be filed and the reports contained a qualified opinion from our former independent actuary. Any of the insurance departments may impose monetary fines or take other regulatory action because of the late filings.
                            ------------------------

    Our principal executive offices are located at 3440 Lehigh Street, Allentown, Pennsylvania 18103, and our telephone number is (610) 965-2222.

                          THE RIGHTS AND THE OFFERING


Rights distributed...........................  12,083,000 rights to purchase 12,083,000 shares of common stock.

Common stock offered.........................  12,083,000 shares.

Shares outstanding after the offering........  19,903,634 shares.

Exercise price...............................  $2.40 per share.

Record date..................................  April 20, 2001.

Expiration date..............................  May 25, 2001, subject to extension by press release at our option.

Amendments and cancellation..................  We may amend the terms and conditions of this offering or cancel this offering at any time.
                                               If we cancel the offering, the rights will
                                               not be exercisable and will be of no value.

Use of proceeds..............................  If all of the rights are exercised, our net proceeds will be approximately $27 million.
                                               We intend to use substantially all of the net
                                               proceeds from this offering as a contribution
                                               to the statutory capital and surplus and, if
                                               required, reserves of our insurance
                                               subsidiaries, and to support the liquidity
                                               needs of the parent company.

Risk factors.................................  See "Risk Factors" and other information included in this prospectus supplement and in
                                               the accompanying prospectus for a discussion
                                               of factors you should carefully consider
                                               before deciding to exercise your rights and
                                               invest in shares of our common stock.

NYSE common stock symbol.....................  PTA.

NYSE rights symbol...........................  PTA RT.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated statement of operations data and balance sheet data as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 have been derived from our Consolidated GAAP Financial Statements or our Statutory Financial Statements, which are filed with state insurance departments, both of which have been audited by PricewaterhouseCoopers LLP, independent accountants, except for our Statutory Financial Statements for the year ended December 31, 2000. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                   YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1996       1997       1998       1999       2000
                                                     --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Premiums.........................................  $130,191   $167,680   $223,692   $292,516   $357,113
  Net investment income............................    10,982     17,009     20,376     22,619     27,408
  Net realized gains...............................        20      1,417      9,209      5,393        652
  Other income.....................................       342        417        885      6,297      8,096
                                                     --------   --------   --------   --------   --------
    Total revenues.................................   141,535    186,523    254,162    326,825    393,269

Benefits and expenses:
  Benefits to policyholders(1).....................    83,993    123,865    154,300    200,328    243,571
  Commissions......................................    43,305     55,240     80,273     96,752    102,313
  Net acquisition costs deferred...................   (19,043)   (28,294)   (46,915)   (51,134)   (43,192)
  General and administrative expenses..............    15,648     20,614     26,069     40,736     49,973
  Loss due to impairment of property and
    equipment(2)...................................        --         --         --      2,799         --
  Reserve for claim litigation(3)..................        --         --         --         --      1,000
  Interest expense.................................       625      4,804      4,809      5,187      5,134
                                                     --------   --------   --------   --------   --------
    Total benefits and expenses....................   124,528    176,229    218,536    294,668    358,799

Income before federal income taxes.................    17,007     10,294     35,626     32,157     34,370
Provision for federal income taxes.................     4,847      2,695     11,578     10,837     11,720
                                                     --------   --------   --------   --------   --------

Net income.........................................  $ 12,160   $  7,599   $ 24,048   $ 21,320   $ 22,750
                                                     ========   ========   ========   ========   ========

Basic earnings per share...........................  $   1.70   $   1.01   $   3.17   $   2.83   $   3.13
Diluted earnings per share.........................  $   1.66   $   0.98   $   2.64   $   2.40   $   2.61
Weighted average shares outstanding................     7,165      7,540      7,577      7,533      7,279
Diluted shares outstanding(4)......................     7,528      7,758     10,402     10,293      9,976

OTHER SUPPLEMENTAL DATA:
Net operating income(5)............................  $ 12,146   $  6,553   $ 17,832   $ 19,600   $ 23,180
Net operating income excluding goodwill
  amortization(6)..................................  $ 12,268   $  6,784   $ 18,043   $ 20,259   $ 24,034
Net operating income per share (diluted)...........  $   1.66   $    .84   $   2.04   $   2.23   $   2.66
Net operating income excluding goodwill
  amortization per share (diluted).................  $   1.68   $    .87   $   2.06   $   2.29   $   2.74

GAAP RATIOS:
Expense ratio(7)...................................      31.1%      31.2%      28.7%      31.3%      32.0%
Loss ratio(1)......................................      64.5%      73.9%      69.0%      68.5%      68.2%
                                                     --------   --------   --------   --------   --------
Total..............................................      95.6%     105.1%      97.7%      99.8%     100.2%
                                                     ========   ========   ========   ========   ========

Return on average equity(8)........................      11.3%       6.0%      16.6%      13.5%      13.1%

                                                                                              )(unaudited
SELECTED STATUTORY DATA:
Net premiums written...............................  $133,950   $167,403   $143,806   $208,655   $130,676
Statutory surplus (beginning of period)............    38,148     81,795     67,249     76,022     67,070
Ratio of net premiums written to statutory
  surplus..........................................      3.5x       2.0x       2.1x       2.7x       1.9x

                                                   AT DECEMBER 31,
                                            ------------------------------              AT DECEMBER 31, 2000
                                   1996       1997       1998       1999       2000        AS ADJUSTED(10)
                                 --------   --------   --------   --------   --------   ---------------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total investments..............  $212,662   $301,787   $338,889   $373,001   $366,126         $366,126
Total assets...................   386,768    465,772    580,552    697,639    856,131          883,131
Total debt(9)..................    77,115     76,752     76,550     82,861     81,968           81,968
Shareholders' equity...........   118,907    132,756    157,670    158,685    188,062          215,062
Book value per share...........  $  15.83   $  17.53   $  20.79   $  21.81   $  25.81         $  11.10

--------------------------

NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA

(1) In 1997, we added approximately $12,000 to our reserves as a result of our reassessment of assumptions utilized in the actuarial determination of our claims reserved. This resulted in an after-tax reduction of net income of approximately $8,800 or $.85 per diluted share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) During 1999, we discontinued the implementation of a new computer system, for which we had previously capitalized $2,799 of licensing, consulting and software costs. When we decided not to use this system, its value became fully impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) In 2000, a jury awarded damages to the plaintiff in a disputed claim case against one of our subsidiaries. The judge granted our motion for a new trial and the plaintiff appealed the judge's order. We established a reserve of $1,000 for this case. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Diluted shares outstanding includes shares issuable upon the conversion of our convertible debt and exercise of options outstanding.

(5) Net operating income excludes the effect, net of taxes, of (1) net realized gains and losses from the sale of our investments in debt and equity securities in all years, (2) our 1999 impairment charge and (3) our 2000 reserve for claim litigation. Net operating income is not calculated in accordance with GAAP. It should not be considered in isolation or as a substitute for net income calculated in accordance with GAAP. Different companies calculate net operating income differently and therefore net operating income as presented for us may not be comparable to net operating income reported by other companies.

(6) Net operating income excluding goodwill amortization excludes the effect, net of taxes, of amortization of goodwill. Net operating income is not calculated in accordance with GAAP. It should not be considered in isolation or as a substitute for net income calculated in accordance with GAAP. Different companies calculate net operating income differently and therefore net operating income as presented for us may not be comparable to net operating income reported by other companies.

(7) Expense ratios exclude the impact of reduced commissions and increased general and administrative expenses resulting from the 1999 and 2000 acquisitions of our agency subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(8) Return on average equity is calculated by dividing net income by the average of equity at the beginning and end of each period.

(9) In 1996, we issued $74,750 in convertible debt, due December 2003. In 1999, we purchased an agency for cash and a note for $7,167 payable in installments until January 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(10) The As Adjusted balance sheet data reflects the sale of 12,083 shares of our common stock at a price of $2.40 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    You should carefully consider the following factors in addition to the other information in this prospectus supplement and the accompanying prospectus before making a decision to exercise rights to purchase shares of our common stock or to sell or transfer your rights.

OUR PRIMARY INSURANCE SUBSIDIARY IS NOT ADEQUATELY CAPITALIZED; IF WE ARE UNABLE TO RAISE CAPITAL OUR PRIMARY INSURANCE SUBSIDIARY MAY BE SUBJECT TO MANDATORY INSURANCE DEPARTMENT CONTROL; AND THE REPORT OF OUR INDEPENDENT ACCOUNTANTS ON OUR FISCAL 2000 FINANCIAL STATEMENTS CONTAINS A GOING CONCERN QUALIFICATION.

    Our insurance subsidiaries are regulated by various state insurance departments. Our primary insurance subsidiary delayed the filing of its statutory reports for the year ended December 31, 2000 to allow sufficient time for Milliman and Robertson, a nationally recognized actuarial firm and our newly appointed actuary, to complete an additional actuarial study of our policy and contract claim reserves. This subsidiary has filed its statutory statement for the year ended December 31, 2000 with a qualified opinion from our former actuary, indicating that our reserves for policy and contract claims were approximately $9,700,000 lower than the minimum level deemed acceptable by our former actuary. Our subsidiary has also recorded the more favorable results provided by Milliman and Robertson, which we believe to be appropriate. Milliman and Robertson was appointed as our actuary for periods after December 31, 2000.

    The National Association of Insurance Commissioners ("NAIC") has established, and various state insurance departments have adopted, risk-based capital ("RBC") standards that life and health insurers must meet. The following describes the consequences of varying levels of RBC:

    - Regulatory Action Level--A company must file a Corrective Action Plan that details the company's plan to raise additional statutory capital over the next four years. The plan must be approved by the state insurance commissioner, who may perform an audit of the company's financial position.

    - Authorized Control Level--The insurance commissioner is authorized to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which may include placing the insurance company under regulatory control, which in turn may result in rehabilitation or, ultimately, liquidation.

    - Mandatory Control Level--The insurance commissioner is required to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which include placing the insurance company under regulatory control, which in turn may result in rehabilitation or, if deemed appropriate, liquidation.

    As of December 31, 2000, our primary insurance subsidiary's RBC was at the Regulatory Action Level based on estimates of its reserves for policy and contract claims. However, after giving effect to the difference between our reserve estimates and our former actuary's reserve estimates, our subsidiary's RBC falls into the Authorized Control Level. Both of these RBC levels require us to prepare and submit a Corrective Action Plan to the Insurance Commissioner of the Pennsylvania Insurance Department and may result in certain state insurance departments terminating our ability to write new business in their respective states.

    During the year ended December 31, 2000, our subsidiary's statutory surplus decreased from $49,288,000 to $12,468,000. While a number of factors contributed to this decline in statutory surplus, the primary factor was the strain on statutory income created by the continued writing of new business. Under statutory accounting principles, certain costs of acquiring new business must be expensed as incurred, causing a strain on statutory surplus during periods of growth. This strain is anticipated to occur as long as our subsidiary continues to generate substantial levels of new business.

    As a result of the situation with our statutory surplus, A.M. Best and Standard and Poor's downgraded our subsidiary's financial strength ratings in March 2001 to B- and BB+, respectively, and placed them on "credit watch," citing deficient statutory surplus levels. On April 2, 2001, Standard & Poor's again downgraded our subsidiary's rating from BB+ to CCC and kept our ratings on credit watch. The effect of these downgrades could, among other things, lead to reduced premium revenue due to public and agent concern regarding our financial strength.

    We have historically utilized financial reinsurance arrangements to mitigate the surplus strain caused by new business growth. As a result of these arrangements, our subsidiary's statutory surplus was increased by $19,620,000 for 2000. These arrangements are designed to be paid over a relatively short period of time. As a result, a significant portion of the surplus benefit derived from these arrangements may be reversed during fiscal 2001. There is no guarantee that we will be able to either renew these reinsurance arrangements or enter into new reinsurance arrangements in the future.

    The Pennsylvania Insurance Department is concluding an examination of our primary insurance subsidiary. As a result of its examinations of other long-term care insurance companies with actuarial assumptions similar to ours, the Insurance Department has required those other companies to post higher reserves. While the Insurance Department has not finalized its examination of our subsidiary or quantified any of its findings, it has expressed concerns regarding this subsidiary's reserve levels. If we are unable to support our reserve assumptions, we may be required to increase our statutory reserves by a significant amount, causing a substantial decrease in statutory surplus.

    We are in the process of preparing a Corrective Action Plan for submission to the Insurance Commissioner. It is uncertain what actions, if any, state insurance departments will take with respect to our primary insurance subsidiary. If its statutory surplus and RBC were to decline further, it may face mandatory regulatory control. In that event, we would lose our largest subsidiary and primary source of revenue, which would have an adverse effect on our net income and our ability to continue in business.

    We have been in contact with representatives of the Pennsylvania Insurance Department concerning our level of capital and surplus and our Corrective Action Plan. The Insurance Department has requested that we agree to seek its approval prior to taking certain actions. These include payment of dividends, transactions with affiliates, new investments, incurrence of debt, pledging of assets and new reinsurance agreements. The Insurance Department is also requiring monthly reports related to our financial condition. On April 19, 2001, we agreed to these measures.

    The parent holding company is highly leveraged and has liquidity needs that have historically been met from the utilization of existing liquid funds at the parent level and cash flow from non-insurance company subsidiaries. These sources of funds may be insufficient to meet the parent company's liquidity needs during 2001. The parent company's 6 1/4% convertible subordinated notes due 2003 contain certain covenants that may cause that debt to come immediately due in the event the parent company is unable to make required interest payments.

    We estimate that we need to generate at least $40 million of additional capital in order to provide sufficient funding for our liquidity and statutory surplus needs during 2001. There can be no assurance that we will be able to raise these funds.

    Because of the conditions and events described above, the report of our independent accountants on our financial statements for the year ended December 31, 2000 contained a going concern qualification.

WE MAY BE UNABLE TO SERVICE AND REPAY OUR DEBT OBLIGATIONS IF OUR SUBSIDIARIES CANNOT PAY SUFFICIENT DIVIDENDS OR MAKE OTHER CASH PAYMENTS TO US OR IF OUR LARGEST SUBSIDIARY WERE SUBJECT TO MANDATORY REGULATORY CONTROL AND WE MAY BE UNABLE TO REFINANCE OUR DEBT ON FAVORABLE TERMS AS NECESSARY.

    We are an insurance holding company whose assets principally consist of the capital stock of our operating subsidiaries. Our ability to redeem, repurchase or make interest payments on our outstanding debt is dependent upon the ability of our subsidiaries to pay cash dividends or make other cash payments to us. Our insurance subsidiaries are subject to state laws and regulations, which restrict their ability to pay dividends and make other payments to us. We cannot assure you that we will be able to service and repay our debt obligations. We do not expect our subsidiaries to have sufficient dividend capability to enable us to repay our 6 1/4% convertible subordinated notes due 2003. If these notes are not converted into common stock, we will have to refinance them. We cannot assure you that we will be able to refinance the notes on favorable terms.

    The indenture under which our convertible subordinated notes were issued includes certain covenants regarding the timely payment of interest and principal and the protection of the interests of our insurance subsidiaries. If we are not successful in generating additional capital, and the Pennsylvania Insurance Department takes control of our insurance subsidiary, we will lose our primary source of revenue and may be unable to make interest payments on or refinance our convertible debt. For more information, see "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Government Regulation."

WE COULD SUFFER A LOSS IF OUR PREMIUM RATES ARE NOT ADEQUATE AND WE MAY BE REQUIRED TO REFUND OR REDUCE PREMIUMS IF OUR PREMIUM RATES ARE DETERMINED TO BE TOO HIGH.

    We set our premiums based on facts and circumstances known at the time and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the severity and duration of the claim and the mortality rate of our policyholder base, the persistency or renewal of our policies in-force and the interest rate which we expect to earn on the investment of premiums. In setting premiums, we consider historical claims information, industry statistics and other factors. If our actual experience proves to be less favorable than we assumed and we are unable to raise our premium rates, our net income may decrease. We generally cannot raise our premiums in any state unless we first obtain the approval of the insurance regulator in that state. We have filed and are preparing to file rate increases on certain of our products. We cannot assure you that we will be able to obtain approval for premium rate increases from existing requests or requests filed in the future. If we are unable to raise our premium rates because we fail to obtain approval for a rate increase in one or more states, our net income may decrease.

    If we are successful in obtaining regulatory approval to raise premium rates, the increased premiums may reduce our sales and cause policyholders to let their policies lapse. Increased lapsation would reduce our premium income and would require us to expense fully the deferred policy costs relating to lapsed policies in the period in which those policies lapse, reducing our net income in that period.

    Insurance regulators also require us to maintain certain minimum statutory loss ratios on the policies that we sell. We must pay out, on average, a certain minimum percentage of premiums as benefits to policyholders. State regulations also mandate the manner in which insurance companies may compute loss ratios and the manner in which compliance is measured and enforced. If our policies are not in compliance with state mandated minimum loss ratios, state regulators may require us to reduce or refund premiums.

OUR RESERVES FOR FUTURE POLICY BENEFITS AND CLAIMS MAY BE INADEQUATE, REQUIRING US TO INCREASE LIABILITIES AND RESULTING IN REDUCED NET INCOME AND BOOK VALUE.

    We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use to set our premiums. Establishing reserves is an uncertain process, and we cannot assure you that actual claims will not materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would suffer an increase in liabilities resulting in reduced net income.

    Claims experience can differ from our expectations due to numerous factors, including mortality rates, duration of care and type of care utilized. Due to the inherent uncertainty in establishing reserves, it has been necessary in the past for us to increase the estimated future liabilities reflected in our reserves for claims and policy expenses. In 1998, we added approximately $5,100,000 to our claim reserves for 1997 and prior claim incurrals, in 1999 we added approximately $4,100,000 to our claim reserves for 1998 and prior claim incurrals, and in 2000, we added approximately $6,600,000 to our claim reserves for 1999 and prior claim incurrals. Over time, it may continue to be necessary for us to increase our reserves.

    New insurance products, such as our Independent Living, Assisted Living and Personal Freedom policies, entail a greater risk of unanticipated claims than products which have more extensive historical claims data, such as long-term nursing home care insurance. We believe that individuals may be more inclined to use home health care rather than nursing home care, which is generally only considered as a last resort after all other possibilities have been explored. Accordingly, we believe that home health care policies entail a greater risk of wide variations in claims experience than nursing home insurance. Because we have relatively limited claims experience with these products, we may incur higher than expected losses and expenses and may be required to adjust our reserve levels with respect to these products.

    The Pennsylvania Insurance Department is concluding an examination of our largest insurance subsidiary. As a result of its examinations of other long-term care companies with actuarial assumptions similar to ours, the Insurance Department has required those other companies to post higher reserves. While the Insurance Department has not finalized its examination of our subsidiary or quantified any of its findings, it has expressed concerns regarding this subsidiary's reserve levels. If we are unable to support our reserve assumptions, we may be required to increase our statutory reserves by a significant amount. In the event that we are required to make changes similar to those required of other companies, our statutory reserves could be materially increased, causing a substantial decrease in our statutory surplus. A reduction in our current statutory surplus could cause our subsidiary to fall into risk-based capital levels that may either allow or require control by the Insurance Department. Loss of control of our subsidiary would have a material adverse effect on our net income. In addition, our former actuary's opinion on our statutory statement for our largest subsidiary indicates that our reserves for policy and contract claims are $9.7 million lower than the minimum level deemed acceptable to him.

WE MAY RECOGNIZE A DISPROPORTIONATE AMOUNT OF POLICY COSTS IN ONE FINANCIAL REPORTING PERIOD IF OUR ESTIMATES WITH RESPECT TO THE DURATION OF OUR POLICIES ARE INACCURATE.

    We recognize policy costs over the life of each policy we sell. These costs include all expenses that are directly related to, and vary with, the acquisition of the policy, including commission, underwriting and other policy issue expenses. We use the same actuarial assumptions used to compute premiums and reserves to determine the period over which to amortize policy costs.

    Upon the occurrence of an unanticipated termination of a policy, we must fully expense deferred acquisition costs associated with the terminated policy. Therefore, if our actuarial assumptions are inaccurate, or if policies are terminated early by us or by the insured, we would recognize a disproportionate amount of policy expenses at one time, which would negatively affect our net income for that period.

    We determine whether the future profitability of current in-force policies is sufficient to support our remaining deferred acquisition cost amount on an annual basis. This determination may include assumptions regarding the current need and future implementation of premium rate increases. We believe that we need certain rate increases in order to generate sufficient profitability to offset our current deferred acquisition costs. In the event that profits are considered insufficient to fully support the deferred acquisition costs, or if we are unable to obtain anticipated premium rate increases, we would impair the value of our deferred acquisition cost asset and would recognize a disproportionate amount of policy expenses at one time, which would negatively affect our net income for that period.

BECAUSE OUR COMPETITORS HAVE GREATER RESOURCES AND HIGHER FINANCIAL STRENGTH RATINGS, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

    We sell our products in highly competitive markets. We compete with large national insurers, smaller regional insurers and specialty insurers. Many insurers are larger and have greater resources and higher financial strength ratings than we do. In addition, we are subject to competition from insurers with broader product lines. We also may be subject, from time to time, to new competition resulting from changes in Medicare benefits, as well as from additional private insurance carriers introducing products similar to those we offer. Also, the removal of regulatory barriers (including as a result of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999) might result in new competitors entering the long-term care insurance business. These new competitors may include diversified financial services companies that have greater financial resources than we do and that have other competitive advantages, such as large customer bases and extensive branch networks for distribution.

WE MAY SUFFER REDUCED INCOME IF GOVERNMENTAL AUTHORITIES CHANGE THE REGULATIONS APPLICABLE TO THE INSURANCE INDUSTRY.

    We are licensed to do business as an insurance company in a number of states and are subject to comprehensive regulation by the insurance regulatory authorities of those states. The primary purpose of such regulation is to protect policyholders, not shareholders. The laws of the various states establish insurance departments with broad powers with respect to such things as licensing companies to transact business, licensing agents, prescribing accounting principles and practices, admitting statutory assets, mandating certain insurance benefits, regulating premium rates, approving policy forms, regulating unfair trade, market conduct and claims practices, establishing statutory reserve requirements and solvency standards, limiting dividends, restricting certain transactions between affiliates and regulating the types, amounts and statutory valuation of investments.

    State insurance regulators and the National Association of Insurance Commissioners ("NAIC") continually reexamine existing laws and regulations, and may impose changes in the future that materially adversely affect our business, results of operations and financial condition. In particular, rate rollback legislation and legislation to control premiums, policy terminations and other policy terms may affect the amount we may charge for insurance premiums. Effective June 2000, the NAIC amended its model regulation on long-term care insurance. The amendments create additional requirements for disclosure of premium increases to consumers and additional regulatory filing requirements for initial premium rate schedules and premium rate increases. The amendments also grant state insurance commissioners more power to take action against companies that have a history of seeking rate increases. The amendments may adversely affect our ability to generate new business and obtain any premium increases that may be required. Recently, California was the first state to adopt the 2000 NAIC Model, which, among other things, makes it more difficult to obtain premium rate increases based upon minimum loss ratio requirements. The 2000 NAIC Model also requires disclosure of an insurance company's rate increase history. Because insurance premiums are our primary source of income, our net income may be negatively affected by any of these changes.

    Proposals currently pending in the U.S. Congress may affect our income. These include the implementation of minimum consumer protection standards for inclusion in all long-term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long-term care insurance; requiring coverage to be offered to individuals or groups based on mandatory eligibility guidelines; and guaranteed consumer access to information about insurers, including lapse and replacement rates for policies and the percentage of claims denied. Enactment of any of these proposals could adversely affect our net income. In addition, recent federal financial services legislation requires states to adopt laws for the protection of consumer privacy. Compliance with various existing and pending privacy requirements also could result in significant additional costs to us.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IF WE CANNOT RECRUIT AND RETAIN INSURANCE AGENTS.

    We distribute our products principally through independent agents whom we recruit and train to market and sell our products. We also engage marketing general agents from time to time to recruit independent agents and develop networks of agents in various states. We compete vigorously with other insurance companies for productive independent agents, primarily on the basis of our financial position, support services, compensation and product features. We may not be able to continue to attract and retain independent agents to sell our products, especially if we are unable to restore our capital and surplus. Our business and ability to compete will suffer if we are unable to recruit and retain insurance agents and if we lose the services provided by our marketing agents.

OUR BUSINESS IS CONCENTRATED IN A FEW STATES.

    Historically, our business has been concentrated in a few states. Over the past four fiscal years, approximately half of our premiums were from sales of policies in California, Florida and Pennsylvania. Increased competition, changes in economic conditions, legislation or regulations, rating agency downgrades, statutory surplus deficiencies or the loss of our ability to write business due to regulatory intervention in any of these states could significantly affect our results of operations or prospects.

    On April 13, 2001 and April 16, 2001, we entered voluntary consents restricting the issuance of new business in Virginia and Florida, respectively, until additional capital is generated and the states approve the withdrawal of our voluntary consents. Sales in Virginia and Florida accounted for an aggregate of 26% of total premium for fiscal 2000. We anticipate that other states may also request that we enter into similar voluntary consents or may prohibit us from writing new business until additional capital is generated.

DECLINES IN THE PRICES OF OUR INVESTMENT SECURITIES OR THE YIELDS ON OUR INVESTMENT PORTFOLIO AND SIGNIFICANT DEFAULTS IN OUR INVESTMENT PORTFOLIO MAY ADVERSELY AFFECT OUR NET INCOME.

    Income from our investment portfolio is a significant element of our overall net income. If our investments do not perform well, we would have reduced net income and could suffer a net loss. We are susceptible to changes in market rates when cash flows from maturing investments are reinvested at prevailing market rates. Accordingly, a prolonged decrease in interest rates or in equity security prices or an increase in defaults on our investments could adversely affect our net income.

    In addition, we depend in part on income from our investment portfolio to fund our reserves for future policy claims and benefits. In establishing the level of our reserves, we make assumptions about the performance of our investments. If our investment income or the capital gains in our portfolio are lower than expected, we may have to increase our reserves, which could adversely affect our net income.

OUR REINSURERS MAY NOT SATISFY THEIR OBLIGATIONS TO US.

    We obtain reinsurance from unaffiliated reinsurers on some of our policies to increase the number and size of the policies we may underwrite and reduce the risk to which we are exposed. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred to the reinsurer, it does not relieve us of our liability to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay all of our reinsurance claims or that they will pay our reinsurance claims on a timely basis.

WE MAY BE AFFECTED BY OUR FINANCIAL STRENGTH RATINGS DUE TO HIGHLY COMPETITIVE MARKETS.

    Our ability to expand and to attract new business is affected by the financial strength ratings assigned to our insurance company subsidiaries by A.M. Best Company, Inc. and Standard & Poor's Insurance Rating Services, two independent insurance industry rating agencies. A.M. Best's ratings for the industry range from "A++ (superior)" to "F (in liquidation)." Standard & Poor's ratings range from "AAA (extremely strong)" to "CC (extremely weak)." Some companies are unrated. A.M. Best and Standard & Poor's insurance company ratings are based upon factors of concern to policyholders and insurance agents and are not directed toward the protection of investors. Our subsidiaries that are rated have A.M. Best ratings of "B- (fair)" and Standard & Poor's ratings of "CCC (very weak)." Standard & Poor's lowered its rating of our subsidiairies from "A-" to "BBB+" in November 2000, citing a need for additional capital to support our rapid premium growth. In March 2001, both A.M Best and Standard & Poor's lowered the ratings of our subsidiaries, and Standard & Poor's placed our subsidiaries on "credit watch" pending our ability to generate additional capital. On April 2, 2001, Standard & Poor's again lowered our ratings to their current level of "CCC" and continued to classify our ratings as on "credit watch."

    Certain distributors will not sell our group products unless we have a rating of at least an "A-." The inability of our subsidiaries to obtain higher A.M. Best or Standard & Poor's ratings could adversely affect the sales of our products if customers favor policies of competitors with better ratings. In addition, the recent downgrades or further downgrades in our ratings may cause our policyholders to allow their existing policies to lapse. Increased lapsation would reduce our premium income and would also cause us to expense fully the deferred policy costs relating to lapsed policies in the period in which those policies lapsed, thereby reducing our capital and surplus. The recent downgrades or further downgrades in our ratings also may lead some independent agents to sell less of our products or to cease selling our products altogether, thereby reducing our capital and surplus.

WE MAY NOT HAVE ENOUGH CAPITAL AND SURPLUS TO CONTINUE TO GROW OR TO MEET MINIMUM STATUTORY CAPITAL AND SURPLUS REQUIREMENTS.

    Our continued growth is dependent upon our ability to continue to fund expansion of our markets and our network of agents while at the same time maintaining required minimum statutory levels of capital and surplus to support such growth. Our new business growth typically results in net losses on a statutory basis during the early years of a policy, due primarily to differences between statutory accounting principles and generally accepted accounting principles. The resultant reduction in statutory surplus, or surplus strain, can limit our ability to generate new business due to statutory restrictions on premium to surplus ratios and required statutory surplus parameters. Our primary insurance subsidiary is not adequately capitalized and may be subject to mandatory insurance department control. If we cannot generate sufficient statutory surplus to restore and maintain minimum statutory requirements through increased statutory profitability, reinsurance, this offering or other capital generating alternatives, we will be limited in our ability to generate additional premium from new business growth or, if our statutory surplus is not sufficient to meet minimum state premium to surplus and risk based capital ratios, we may be prohibited from generating additional premium revenue, which would result in lower net income under generally accepted accounting principles.

    On April 13, 2001 and April 16, 2001, we entered voluntary consents restricting the issuance of new business in Virginia and Florida, respectively, until additional capital is generated and the states approve the withdrawal of our voluntary consents. Sales in Virginia and Florida accounted for an aggregate of 26% of total premium for fiscal 2000. We anticipate that other states may also request that we enter into similar voluntary consents or may prohibit us from writing new business until additional capital is generated.

    Furthermore, the insurance industry may undergo change in the future and, accordingly, new products and services may be introduced. In order to keep pace with any new developments, we may need to expend significant capital to offer new products and services and to train our agents and employees to sell and administer these products and services. We may also need to make significant capital expenditures for computer systems and other technology needed to market and administer our policies. We may not be successful in developing new products and services and we may not have the funds necessary to make capital expenditures. Any significant capital expenditures, or the failure to make necessary investments, may have a material adverse effect on us.

LITIGATION MAY RESULT IN FINANCIAL LOSSES, HARM OUR REPUTATION AND DIVERT MANAGEMENT RESOURCES.

    We are regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming us as a defendant ordinarily involves our activities as an insurer. In addition, in recent years, many insurance companies have been named as defendants in class actions relating to market conduct or sales practices, and other long-term care insurance companies have been sued when they sought to implement premium rate increases. On April 17, 2001, a lawsuit was filed against us and two of our senior officers in the United States District Court for the Eastern District of Pennsylvania accusing us of issuing misleading statements about our financial health in violation of the federal securities laws. We cannot assure you that we will not be named as a defendant in similar cases. Current and future litigation may result in financial losses, harm our reputation or require the dedication of significant management resources.

WE ARE DEPENDENT UPON KEY PERSONNEL AND OUR OPERATIONS COULD BE AFFECTED BY THE LOSS OF THEIR SERVICES.

    Our success largely depends upon the efforts of our senior operating management, including our chairman, chief executive officer, president and founder, Irving Levit. The loss of the services of Mr. Levit or one or more of our key personnel could have a material adverse effect on our operations.

OUR PRINCIPAL SHAREHOLDER AND OTHER MEMBERS OF OUR SENIOR MANAGEMENT TEAM HAVE THE ABILITY TO EXERT SIGNIFICANT INFLUENCE OVER OUR AFFAIRS.

    Mr. Levit is our principal shareholder and controls, directly or indirectly, approximately 25% of our common stock. In addition, several members of our board of directors are members of our senior management team. Accordingly, Mr. Levit and other members of our senior management team have the power to exert significant influence over our policies and affairs.

CERTAIN ANTI-TAKEOVER PROVISIONS IN STATE LAW AND OUR ARTICLES OF INCORPORATION MAY MAKE IT MORE DIFFICULT TO ACQUIRE US AND THUS DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

    Our Restated and Amended Articles of Incorporation, the Pennsylvania Business Corporation Law of 1988, as amended, and the insurance laws of states in which our insurance subsidiaries do business contain certain provisions which could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving us difficult, even if such a transaction would be beneficial to the interests of our shareholders, or discourage a third party from attempting to acquire control of us. In particular, the classification of our board of directors could have the effect of delaying a change in control. In addition, we have authorized 5,000,000 shares of preferred stock, which we could issue without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the board of directors may determine. We have no current plans to issue any preferred stock. In addition, insurance laws and regulations of Pennsylvania and New York prohibit any person from acquiring control of us, and thus indirect control of our insurance subsidiaries, without the prior approval of the insurance commissioners of those states.

REDUCED LIQUIDITY AND PRICE VOLATILITY COULD RESULT IN A LOSS TO INVESTORS.

    Although our common stock is listed on the New York Stock Exchange, there can be no assurance as to the liquidity of investments in our common stock or as to the price investors may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for the common stock, the market price of the common stock, investor perception and general economic and market conditions.

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING.

    The exercise of the rights is irrevocable. The market price of our common stock may decline prior to the expiration date and you may be forced to purchase the common stock at a price higher than the market price. Although the rights are transferable and are expected to be listed on the New York Stock Exchange, an active trading market for the rights may not develop. Following exercise of the rights, the price of the stock may decline below the exercise price.

WE MAY CANCEL THE RIGHTS OFFERING AT ANY TIME.

    We may cancel the rights offering at any time. If we cancel the rights offering, the rights will not be exercisable and will be of no value.

                                USE OF PROCEEDS

    If all of the rights are exercised, our net proceeds will be approximately $27 million. We intend to use substantially all of the net proceeds from this offering as a contribution to the statutory capital and surplus and, if required, reserves of our insurance subsidiaries, and to support the liquidity needs of the parent company.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock is traded on the New York Stock Exchange under the symbol "PTA." The following table indicates the high and low closing prices of our common stock as reported by the New York Stock Exchange during the periods indicated. Prices have been converted from fractions to decimals.

                                                                HIGH       LOW
                                                              --------   --------
1999
  1st Quarter...............................................   $27.06     $22.31
  2nd Quarter...............................................    29.00      23.94
  3rd Quarter...............................................    27.56      20.81
  4th Quarter...............................................    20.69      14.00

2000
  1st Quarter...............................................    17.69      12.31
  2nd Quarter...............................................    19.94      13.13
  3rd Quarter...............................................    18.56      14.94
  4th Quarter...............................................    21.25      15.88

2001
  1st Quarter...............................................    19.56      10.17
  2nd Quarter (through April 24)............................     8.85       2.96

    We have never paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. It is our present intention to retain any future earnings to support the continued growth of our business. Any future payment of dividends is subject to the discretion of the board of directors and is dependent, in part, on any dividends we may receive from our subsidiaries. The payment of dividends by our subsidiaries is dependent on a number of factors, including their respective earnings and financial condition, business needs and capital and surplus requirements, and is also subject to certain regulatory restrictions and the effect that such payment would have on their insurance industry ratings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Insurance Industry Rating Agencies" and "Business--Government Regulation."

                                 CAPITALIZATION

    The following table sets forth, as of December 31, 2000, our actual capitalization and our capitalization as adjusted to reflect the sale of 12,083,000 shares of our common stock at a price of $2.40 per share and the application of the estimated net proceeds therefrom:

                                                               AS OF DECEMBER 31, 2000
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   ------------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                SHARE AND SHARE DATA)
Debt:
  Mortgage loan.............................................   $  1,664        $  1,664
  Notes payable.............................................      5,554           5,554
  6 1/4% convertible subordinated notes due 2003............     74,750          74,750
                                                               --------        --------
      Total Debt............................................   $ 81,968        $ 81,968

Shareholders' equity
    Preferred stock, par value $1.00; 5,000,000 shares
      authorized, no shares issued and outstanding..........   $      0        $      0
    Common stock, par value $.10; 25,000,000 shares
      authorized, 8,202,000
      and 20,285,000 shares issued and outstanding,
      respectively(1).......................................        820           2,029
    Additional paid-in capital..............................     53,879          79,670
  Accumulated other comprehensive loss, net of deferred
    taxes...................................................       (662)           (662)
  Retained earnings.........................................    140,730         140,730
  Less 915 shares of common stock in treasury, at cost......     (6,705)         (6,705)
                                                               --------        --------
      Total shareholders' equity............................    188,062         215,062
                                                               --------        --------
Total capitalization........................................   $270,030        $297,030
                                                               ========        ========
Ratio of debt to capitalization.............................       30.4%           27.6%
Book value per share........................................   $  25.81        $  11.10

------------------------

(1) Does not include 1,381,117 shares of common stock reserved for issuance under our stock option plans and 2,628,340 shares of common stock reserved for issuance upon conversion of our 6 1/4% convertible subordinated notes due 2003.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated statement of operations data and balance sheet data as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 have been derived from our Consolidated GAAP Financial Statements or our Statutory Financial Statements, which are filed with state insurance departments, both of which have been audited by PricewaterhouseCoopers LLP, independent accountants, except for our Statutory Financial Statements for the year ended December 31, 2000. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------------
                                                          1996       1997       1998       1999        2000
                                                        --------   --------   --------   --------   ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Premiums............................................  $130,191   $167,680   $223,692   $292,516   $  357,113
  Net investment income...............................    10,982     17,009     20,376     22,619       27,408
  Net realized gains..................................        20      1,417      9,209      5,393          652
  Other income........................................       342        417        885      6,297        8,096
                                                        --------   --------   --------   --------   ----------
    Total revenues....................................   141,535    186,523    254,162    326,825      393,269
Benefits and expenses:
  Benefits to policyholders(1)........................    83,993    123,865    154,300    200,328      243,571
  Commissions.........................................    43,305     55,240     80,273     96,752      102,313
  Net acquisition costs deferred......................   (19,043)   (28,294)   (46,915)   (51,134)     (43,192)
  General and administrative expenses.................    15,648     20,614     26,069     40,736       49,973
  Loss due to impairment of property and
    equipment(2)......................................        --         --         --      2,799           --
  Reserve for claim litigation(3).....................        --         --         --         --        1,000
  Interest expense....................................       625      4,804      4,809      5,187        5,134
                                                        --------   --------   --------   --------   ----------
    Total benefits and expenses.......................   124,528    176,229    218,536    294,668      358,799
Income before federal income taxes....................    17,007     10,294     35,626     32,157       34,370
Provision for federal income taxes....................     4,847      2,695     11,578     10,837       11,720
                                                        --------   --------   --------   --------   ----------
Net income............................................  $ 12,160   $  7,599   $ 24,048   $ 21,320   $   22,750
                                                        ========   ========   ========   ========   ==========
Basic earnings per share..............................  $   1.70   $   1.01   $   3.17   $   2.83   $     3.13
Diluted earnings per share............................  $   1.66   $   0.98   $   2.64   $   2.40   $     2.61
Weighted average shares outstanding...................     7,165      7,540      7,577      7,533        7,279
Diluted shares outstanding(4).........................     7,528      7,758     10,402     10,293        9,976
OTHER SUPPLEMENTAL DATA:
Net operating income(5)...............................  $ 12,146   $  6,553   $ 17,832   $ 19,600   $   23,180
Net operating income excluding goodwill
  amortization(6).....................................  $ 12,268   $  6,784   $ 18,043   $ 20,259   $   24,034
Net operating income per share (diluted)..............  $   1.66   $    .84   $   2.04   $   2.23   $     2.66
Net operating income excluding goodwill amortization
  per share (diluted).................................  $   1.68   $    .87   $   2.06   $   2.29   $     2.74
GAAP RATIOS:
Expense ratio(7)......................................      31.1%      31.2%      28.7%      31.3%        32.0%
Loss ratio(1).........................................      64.5%      73.9%      69.0%      68.5%        68.2%
                                                        --------   --------   --------   --------   ----------
Total.................................................      95.6%     105.1%      97.7%      99.8%       100.2%
                                                        ========   ========   ========   ========   ==========
Return on average equity(8)...........................      11.3%       6.0%      16.6%      13.5%        13.1%
SELECTED STATUTORY DATA:                                                                            (unaudited)
Net premiums written..................................  $133,950   $167,403   $143,806   $208,655   $  130,676
Statutory surplus (beginning of period)...............    38,148     81,795     67,249     76,022       67,070
Ratio of net premiums written to statutory surplus....      3.5x       2.0x       2.1x       2.7x         1.9x

                                                   AT DECEMBER 31,
                                 ----------------------------------------------------   AT DECEMBER 31, 2000
                                   1996       1997       1998       1999       2000        AS ADJUSTED(10)
                                 --------   --------   --------   --------   --------   ---------------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total investments..............  $212,662   $301,787   $338,889   $373,001   $366,126         $366,126
Total assets...................   386,768    465,772    580,552    697,639    856,131          883,131
Total debt(9)..................    77,115     76,752     76,550     82,861     81,968           81,968
Shareholders' equity...........   118,907    132,756    157,670    158,685    188,062          215,062
Book value per share...........  $  15.83   $  17.53   $  20.79   $  21.81   $  25.81         $  11.10

--------------------------
Notes to Selected Consolidated Financial Data

 (1) In 1997, we added approximately $12,000 to our reserves as a result of our reassessment of assumptions utilized in the actuarial determination of our claims reserved. This resulted in an after-tax reduction of net income of approximately $8,800 or $.85 per diluted share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (2) During 1999, we discontinued the implementation of a new computer system, for which we had previously capitalized $2,799 of licensing, consulting and software costs. When we decided not to use this system, its value became fully impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (3) In 2000, a jury awarded damages to the plaintiff in a disputed claim case against one of our subsidiaries. The judge granted our motion for a new trial and the plaintiff appealed the judge's order. We established a reserve of $1,000 for this case. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (4) Diluted shares outstanding includes shares issuable upon the conversion of our convertible debt and exercise of options outstanding.

 (5) Net operating income excludes the effect, net of taxes, of (1) net realized gains and losses from the sale of our investments in debt and equity securities in all years, (2) our 1999 impairment charge and (3) our 2000 reserve for claim litigation. Net operating income is not calculated in accordance with GAAP. It should not be considered in isolation or as a substitute for net income calculated in accordance with GAAP. Different companies calculate net operating income differently and therefore net operating income as presented for us may not be comparable to net operating income reported by other companies.

 (6) Net operating income excluding goodwill amortization excludes the effect, net of taxes, of amortization of goodwill. Net operating income is not calculated in accordance with GAAP. It should not be considered in isolation or as a substitute for net income calculated in accordance with GAAP. Different companies calculate net operating income differently and therefore net operating income as presented for us may not be comparable to net operating income reported by other companies.

 (7) Expense ratios exclude the impact of reduced commissions and increased general and administrative expenses resulting from the 1999 and 2000 acquisitions of our agency subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (8) Return on average equity is calculated by dividing net income by the average of equity at the beginning and end of each period.

 (9) In 1996, we issued $74,750 in convertible debt, due December 2003. In 1999, we purchased an agency for cash and a note for $7,167 payable in installments until January 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

 (10) The As Adjusted balance sheet data reflects the sale of 12,083 shares of our common stock at a price of $2.40 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following table sets forth the components of our condensed statements of operations for the years ended December 31, 1998, 1999 and 2000, expressed as a percentage of total revenues.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues:
Total premiums..............................................   85.9%      89.5%      90.8%
Net investment income.......................................   10.6%       6.9%       6.9%
Net realized gains..........................................    0.3%       1.7%       0.2%
Other income................................................    3.2%       1.9%       2.1%
                                                               ----       ----       ----
  Total revenues............................................  100.0%     100.0%     100.0%

Benefits and expenses:
Benefits to policyholders...................................   59.3%      61.3%      61.9%
Commissions.................................................   30.8%      29.6%      26.0%
Net policy acquisition costs deferred.......................  -18.0%     -15.6%     -11.0%
General and administrative expense..........................   10.0%      13.3%      13.0%
Interest expense............................................    1.9%       1.6%       1.3%
                                                               ----       ----       ----
  Total benefits and expenses...............................   84.0%      90.2%      91.2%

Income before federal income taxes..........................   16.0%       9.8%       8.8%
Provision for federal income taxes..........................    4.4%       3.3%       3.0%
                                                               ----       ----       ----

Net income..................................................   11.6%       6.5%       5.8%
                                                               ----       ----       ----

OVERVIEW

    As a result of our insurance subsidiary surplus needs and parent company liquidity requirements, the report of our independent accountants on our financial statements for the year ended December 31, 2000 contains a going concern qualification. See "--Liquidity and Capital Resources."

    Our principal products are individual, defined benefit accident and health insurance policies that consist of nursing home care, home health care, Medicare supplement and long-term disability insurance. Our underwriting practices rely upon the base of experience which we have developed in over 28 years of providing nursing home care insurance, as well as upon available industry and actuarial information. As the home health care market has developed, we have encouraged our customers to purchase both nursing home and home health care coverage, thus providing our insureds with enhanced protection and broadening our policy base.

    Our insurance subsidiaries are subject to the insurance laws and regulations of the states in which they are licensed to write insurance. These laws and regulations govern matters such as payment of dividends, settlement of claims and loss ratios. State regulatory authorities must approve premiums charged for insurance products. In addition, our insurance subsidiaries are required to establish and maintain reserves with respect to reported and incurred but not reported losses, as well as estimated future benefits payable under our insurance policies. These reserves must, at a minimum, comply with mandated standards.

    Our results of operations are affected significantly by the following factors:

    LEVEL OF REQUIRED RESERVES FOR POLICIES IN-FORCE. The amount of reserves relating to reported and unreported claims incurred is determined by periodically evaluating historical claims experience and statistical information with respect to the probable number and nature of such claims. Claim reserves reflect actual experience through the most recent time period. We compare actual experience with estimates and adjust our reserves on the basis of such comparisons. Revisions to reserves are reflected in our current results of operations through benefits to policyholders' expense.

    We also maintain reserves for policies that are not currently in claim based upon actuarial expectations that a policy may go on claim in the future. These reserves are calculated based on factors that include estimates for mortality, morbidity, interest rates and persistency. Factor components generally include assumptions that are consistent with both our experience and industry practices.

    POLICY PREMIUM LEVELS. We attempt to set premium levels to maximize profitability. Premium levels on new products, as well as rate increases on existing products, are subject to government review and regulation.

    DEFERRED ACQUISITION COSTS. In connection with the sale of our insurance policies, we defer and amortize a portion of the policy acquisition costs over the related premium paying periods of the life of the policy. These costs include all expenses that are directly related to, and vary with, the acquisition of the policy, including commissions, underwriting and other policy issue expenses. The amortization of deferred acquisition costs is determined using the same projected actuarial assumptions used in computing policy reserves. Deferred acquisition costs can be affected by unanticipated terminations of policies because, upon such terminations, we are required to expense fully the deferred acquisition costs associated with the terminated policies.

    THE NUMBER OF YEARS A POLICY HAS BEEN IN EFFECT. Claims costs tend to be higher on policies that have been in-force for a longer period of time. As a policy ages, it is more likely that the insured will need services covered by the policy. However, the longer the policy is in effect, the more premium we receive.

    INVESTMENT INCOME. Our investment portfolio consists primarily of investment grade fixed income securities. Income generated from this portfolio is largely dependent upon prevailing levels of interest rates. Due to the duration of our investments (approximately 5.0 years), investment interest income does not immediately reflect changes in market interest rates. However, we are susceptible to changes in market rates when cash flows from maturing investments are reinvested at prevailing market rates. As of December 31, 2000, approximately 4.5% of our invested assets were committed to common stocks and small capitalization preferred stocks.

    LAPSATION AND PERSISTENCY. Factors that affect our results of operations are lapsation and persistency, both of which relate to the renewal of insurance policies. Lapsation is the termination of a policy by non-renewal. Lapsation is automatic if and when premiums become more than 31 days overdue although, in some cases, a lapsed policy may be reinstated within six months. Persistency represents the percentage of premiums renewed, which we calculate by dividing the total annual premiums at the end of each year (less first year premiums for that year) by the total annual premiums in-force for the prior year. For purposes of this calculation, a decrease in total annual premiums in-force at the end of any year would be the result of non-renewal of policies, including policies that have terminated by reason of death, lapsed due to nonpayment of premiums and/or been converted to other policies offered by us. First year premiums are premiums covering the first twelve months a policy is in-force. Renewal premiums are premiums covering all subsequent periods.

    Policies renew or lapse for a variety of reasons, both internal and external. We believe that our efforts to address policyholder concerns or questions in an expedient fashion help to ensure policy renewals. We also believe that we enjoy a favorable reputation among policyholders for providing desirable policy benefits, minimal premium rate increases and efficient claims processing. We work closely with our licensed agents, who play an integral role in policy conservation and policyholder communication.

    External factors also contribute to policy renewal or lapsation. Economic cycles can influence a policyholder's ability to continue the payment of insurance premiums when due. We believe that tax relief for certain long-term care insurance premiums and other governmental initiatives, which have raised public awareness of the escalating costs of long-term care, increase new sales and renewals.

    Lapsation and persistency can both positively and adversely impact future earnings. Improved lapsation and persistency generally result in higher renewal premiums and lower amortization of deferred acquisition costs, but may lead to increased claims in future periods. Lapsation and persistency problems can result in reduced premium collection and a greater percentage of higher-risk policyholders and lapsation requires us to fully expense deferred acquisition costs relating to lapsed policies in the period in which policies lapse.

    Certain transactions that we have engaged in since 1997 affect the comparability of our results of operations between periods. In January 1999, we purchased United Insurance Group Agency, Inc., an insurance agency, for approximately $18.2 million. Consolidation of United Insurance Group results in greater other income due to commissions earned by the agency on sales of unaffiliated insurers' products, reduced commission expense due to the elimination of commissions that we previously paid to this agency on policies that it sold for us, greater general and administrative expense and increased amortization of goodwill. Also, in December 1999, we entered into a reinsurance transaction in which we assumed approximately $2.2 million of first-year and renewal long-term care insurance in-force under a 100% quota share agreement, resulting in greater first-year and renewal premium revenue and a one-time increase in commission expense. In January 2000, we purchased Network Insurance Senior Health Division, an insurance agency specializing in sales of long-term care products, for $6.0 million in cash, which decreased invested assets, affected net investment income and increased goodwill.

    As a result of the events described in "Recent Developments," our new business has declined and we anticipate that it will continue to decline until additional capital is generated.

TWELVE MONTHS ENDED DECEMBER 31, 2000 AND 1999
(dollars in thousands)

    PREMIUMS. Total premiums earned in the twelve month period ended December 31, 2000, including long-term care, disability, life and Medicare supplement, increased 22.1% to $357,113, compared to $292,516 in the twelve month period ended December 31, 1999.

    First year long-term care premiums earned in 2000 increased 1.8% to $95,693, compared to $93,957 in 1999. We attribute our growth to continued improvements in product offerings, which competitively meet the needs of the long-term care marketplace, and recent expansion into new states, such as New Jersey, Connecticut and New York. In addition, we introduced our group plan, which offers long-term care insurance to group members on a guaranteed acceptance basis. Group plan sales accounted for approximately $4,000 in 2000 first year premium. We believe that our growth was otherwise hampered during 2000 as a result of the introduction of higher priced products in many states and unfavorable press reports regarding the long-term care industry and our company as a market leader.

    Renewal premiums earned in 2000 increased 33.5% to $259,225, compared to $194,243 in 1999. Renewal long-term care premiums earned in 2000 increased 35.3% to $244,945, compared to $181,010 in 1999. This increase reflects renewals of a larger base of in-force policies and policyholder persistency, which remained constant at approximately 87%, as well as rate increases.

    NET INVESTMENT INCOME. Net investment income earned for 2000 increased 21.2% to $27,408, from $22,619 for 1999. Management attributes this growth to an increase in invested assets as a result of higher established reserves. Investment income was reduced, however, by our use of $6,000 of invested cash for the acquisition of Network Insurance Senior Health Division on January 1, 2000. Our average yield on invested assets at cost, including cash and cash equivalents, was 6.2% in 2000, compared to 5.8% in 1999. Average yields generally increased due to cash from maturing bonds invested at higher rates. These yields are reduced as a result of investments in equity securities, which generate low or no dividend yields.

    NET REALIZED CAPITAL GAINS. During 2000, we recognized capital gains of $652, compared to gains of $5,393 in 1999. Capital gains and losses are generally recorded as a result of our normal investment management operations. At December 31, 2000, however, we realized a capital loss of $3,200 by marking the cost basis of one of our bonds to its current market value. The issuer of this bond declared bankruptcy, which prompted the bond's impairment. In 1999, we recognized capital gains to offset expenses of approximately $2,800 as a result of the impairment of certain of our fixed assets as discussed below.

    OTHER INCOME. We recorded $8,096 in other income during 2000, up from $6,297 in 1999. The increase is attributable to the partial settlement of a previously disclosed lawsuit, the details of which are confidential in accordance with the settlement agreement, and to income generated from corporate owned life insurance policies.

    BENEFITS TO POLICYHOLDERS. Total benefits to policyholders in 2000 increased 21.6% to $243,571, compared to $200,328 in 1999. Our loss ratio, or policyholder benefits to premiums, was 68.2% in 2000, compared to 68.5% in 1999. This ratio is expected to grow as new business premiums as a percentage of total premiums decreases.

    Claims experience can differ from our expectations due to numerous factors, including mortality rates, duration of care and type of care utilized. When we experience deviation from our estimates, we typically seek premium rate increases that we estimate will be sufficient to offset future deviation. We generally have been successful in the past in obtaining state insurance department approvals for increases.

    Policyholder benefits include additions to reserves and claims payments for policyholders incurring claims in the current and prior years. In 2000, we paid $37,864 related to current year incurrals and $85,153 related to claims incurred in 1999 and prior years. In 1999, we paid $25,145 for current year claims and $69,887 related to prior year incurrals. Paid claims as a percentage of premiums were 34.4% in 2000, compared to 32.5% in 1999. This ratio increased as a result of aging policies and a reduction in new premium as a percentage of total premium.

    In the year in which a claim is first incurred, we establish reserves that are actuarially determined to be the present value of all future payments required for that claim. We assume that our current reserve amount and interest income earned on invested reserves will be sufficient to make all future payments. We measure the validity of our prior year assumptions by reviewing the development of reserves for the prior period (i.e., incurred from prior years). This amount, $13,427 and $9,231 in 2000 and 1999, respectively, includes imputed interest from prior year-end reserve balances of $6,863 and $5,085, respectively, plus adjustments to reflect actual versus estimated claims experience. These adjustments, particularly as a percentage of the prior year-end reserve balance, yield a relative measure of deviation in actual performance to our initial assumptions. In 2000, we added approximately $6,600 or 4.8% of prior year-end reserves to our claim reserves for 1999 and prior claim incurrals. In 1999, we added approximately $4,100 or 3.9% of prior year-end reserves to our claim reserves for 1998 and prior claim incurrals.

    While we do not believe that either of the 2000 or 1999 additions represent material deviations from our estimates, we note that claims development has exceeded our expectations in both periods.

    COMMISSIONS. Commissions to agents increased 5.7% to $102,313 in 2000, compared to $96,752 in 1999.

    First year commissions on accident and health business in 2000 decreased .6% to $65,117, compared to $65,538 in 1999, due primarily to the lack of commissions paid for our new group policies. The ratio of first year accident and health commissions to first year accident and health premiums was 67.1% in 2000 and 69.4% in 1999, which also reflects the lack of group product commissions. The mix of policyholder issue ages for new business affects the overall percentage of commissions paid for new business due to our age-scaled commission rates. Generally, sales to younger policyholders have a higher commission percentage.

    Renewal commissions on accident and health business in 2000 increased 32.5% to $39,390 compared to $29,736 in 1999, consistent with the increase in renewal premiums discussed above. The ratio of renewal accident and health commissions to renewal accident and health premiums was 15.7% in 2000 and 16.0% in 1999. This ratio fluctuates in relation to the age of the policies in-force and the rates of commissions paid to the producing agents.

    Commission expense during 2000 was reduced by the netting of $4,923 from override commissions paid to our insurance agency subsidiaries by affiliated insurers. During 1999, commissions were reduced by $2,593. In 2000, override commission reductions include approximately $1,991 from the insurance agency that we purchased in January 2000.

    NET POLICY ACQUISITION COSTS DEFERRED. The net deferred policy acquisition costs in 2000 decreased 15.5% to $43,192, compared to $51,134 in 1999.

    Although new premiums increased in 2000, lower first year commissions from our group product line resulted in lower deferred acquisition costs. In addition, amortization of previously deferred costs offsets a greater portion of the current period deferral, especially when new premium growth slows, as has been the case in 2000.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses in 2000 increased 22.7% to $49,973, compared to $40,736 in 1999. In 2000 and 1999, general and administrative expenses include $8,138 and $7,748, respectively, related to United Insurance Group. Generally, costs such as premium taxes and salaries related to business processing increase proportionately to premium growth. Management believes that current cost savings initiatives, such as remote office consolidation and outsourcing of certain administrative functions, has helped to contain the level of our expenses. Expenses increased in 2000 due to the depreciation of capitalized costs for new internal software development, legal expenses and sales promotion expense. General and administrative expenses as a percentage of premiums (excluding United Insurance Group and goodwill amortization related to its purchase) were 11.8% in 2000, compared to 11.3% in 1999.

    LOSS DUE TO IMPAIRMENT OF PROPERTY AND EQUIPMENT. During 1999, we discontinued the implementation of a new computer system. At June 30, 1999, we had capitalized $2,799 of expenditures related to this project, including licensing costs and fees paid to outside parties for system development and implementation. As the system was not yet in service, none of these costs had previously been depreciated. When we decided not to use these fixed assets, their value became fully impaired and we recognized the entire amount as current period expense.

    In conjunction with our decision to discontinue our implementation of this computer system, we filed suit against the software manufacturer and several consultants, alleging misrepresentations regarding the system's capabilities and ability to meet our expectations. We have settled a portion of the lawsuit in exchange for payment of an undisclosed amount. However, we continue to seek a judgment against two additional parties who acted as consultants on the project.

    RESERVE FOR CLAIM LITIGATION. In April 2000, a jury awarded compensatory damages of $24 and punitive damages of $2,000 in favor of the plaintiff in a disputed claim case against one of our subsidiaries. The trial judge granted our motion for a new trial. The plaintiff appealed the judge's order. The result of the plaintiff's appeal could be, among other things, a reinstatement of the jury verdict or confirmation of the judge's order granting us a new trial. We have established a $1,000 reserve pending the outcome of this case.

    PROVISION FOR FEDERAL INCOME TAXES. Our provision for federal income taxes for 2000 increased 8.1% to $11,720, compared to $10,837 for 1999. The effective tax rates of 34.0% and 33.7% in 2000 and 1999, respectively, are at or below the normal federal corporate rate as a result of credits from our investments in tax-exempt bonds and corporate owned life insurance and dividends we receive that are partially exempt from taxation and are partially offset by non-deductible goodwill amortization and other non-deductible expenses.

    COMPREHENSIVE INCOME. During 2000, our investment portfolio generated pre-tax unrealized gains of $10,350, compared to 1999 unrealized losses of $18,009. After accounting for deferred taxes from these gains, shareholders' equity increased by $29,151 from comprehensive income during 2000, compared to comprehensive income of $5,875 in 1999.

TWELVE MONTHS ENDED DECEMBER 31, 1999 AND 1998
(dollars in thousands)

    PREMIUMS.  Total premiums earned in the twelve-month period ended
December 31, 1999, including long-term care, disability, life and Medicare supplement, increased 30.8% to $292,516, compared to $223,692 in 1998. During 1999, we entered a reinsurance transaction with an unaffiliated insurer. Under the terms of this transaction, we assumed $2,251 of first year and renewal long term care insurance in-force under a 100% quota share agreement.

    Excluding the impact of the reinsurance transaction, first year long-term care premiums earned in 1999 increased 17.3% to $93,957, compared to $80,126 in 1998. We attribute our growth to continued improvements in product offerings, which competitively meet the needs of the long-term care marketplace, recent expansion into new states, such as New Jersey, Connecticut and New York, and our continuing recruiting and training of agents to sell our products.

    Excluding the impact of the reinsurance transaction described above, renewal premiums earned in 1999 increased 38.6% to $194,243, compared to $140,170 in 1998. Renewal long-term care premiums earned in 1999 increased 41.1% to $181,010, compared to $128,259 in 1998. This increase reflects renewals of a larger base of in-force policies. We also attribute this renewal growth to an increase in persistency from 85.5% in 1998 to 86.7% in 1999 (renewals as a percentage of total prior year business).

    NET INVESTMENT INCOME. Net investment income earned for 1999 increased 11.0% to $22,619, from $20,376 for 1998. Management attributes this growth to more invested assets as a result of higher established reserves. Investment income was reduced, however, by our use of invested cash for the acquisition of United Insurance Group on January 1, 1999. Our average yield on invested assets at cost, including cash and cash equivalents, was 5.8% in 1999, compared to 6.1% in 1998.

    NET REALIZED CAPITAL GAINS. During 1999, we recognized capital gains of $5,393, compared to gains of $9,209 in 1998. During 1999, we recorded gains of approximately $2,800 from the sale of a portion of our equities securities portfolio. These gains were recognized to offset expenses of approximately $2,800 as a result of the impairment of certain of our fixed assets. In 1998, we recognized approximately $6,400 of capital gains from the sale of substantially all of our equities securities portfolio and approximately $1,500 of capital gains from the sale of our tax-exempt bond portfolio.

Following both the 1998 and 1999 sales, we replenished our equities securities portfolio with subsequent market purchases. The remainder of the gains in both periods was recorded as a result of our normal investment management operations.

    OTHER INCOME. We recorded $6,297 in other income during 1999, up from $885 in 1998. The increase is attributable to the inclusion of commissions earned by United Insurance Group on sales of insurance products underwritten by unaffiliated insurers.

    BENEFITS TO POLICYHOLDERS. Total benefits to policyholders in 1999 increased 29.8% to $200,328, compared to $154,300 in 1998. Our loss ratio, or policyholder benefits to premiums, was 68.5% in 1999, compared to 69.0% in 1998.

    Under the reinsurance transaction described above, we established policy and claim reserves of $2,840, for which we received cash from the reinsured party. The establishment of the reserves is included in 1999 as benefits to policyholders.

    Policyholder benefits include additions to reserves and claims payments for policyholders incurring claims in the current and prior years. In 1999, we paid $25,145 related to current year incurrals and $69,887 related to claims incurred in 1998 and prior years. In 1998, we paid $22,744 for current year claims and $52,402 related to prior year incurrals. Paid claims as a percentage of premiums were 32.5% in 1999, compared to 33.6% in 1998. We anticipate that as policies age, and a reduction in new premiums as a percentage of total premiums decreases, this paid ratio will increase.

    In the year in which a claim is first incurred, we establish reserves that are actuarially estimated to be the present value (based on the return we expect to earn on invested reserves) of all future payments required for that claim. We measure the validity of our prior year assumptions by reviewing the development of reserves for the prior period (i.e., incurred from prior years). This amount, $10,064 and $9,016 in 1999 and 1998, respectively, includes imputed interest from prior year-end reserve balances of $5,085 and $3,913, respectively, plus adjustments to reflect actual versus estimated claims experience. These adjustments, particularly as a percentage of the prior year-end reserve balance, yield a relative measure of deviation in actual performance from our initial assumptions. In 1999, we added approximately $4,100 or 3.9% of prior year-end reserves to our claim reserves for 1998 and prior claim incurrals. In 1998, we added approximately $5,100 or 6.4% of prior year-end reserves to our claim reserves for 1997 and prior claim incurrals.

    While we do not believe that either of the 1999 or 1998 additions represent material deviations from our estimates, we note that claims development has exceeded our expectations in both periods.

    COMMISSIONS. Commissions to agents increased 20.5% to $96,752 in 1999, compared to $80,273 in 1998. Commissions in 1999 include a one time ceding allowance of $1,925, which we paid to an unaffiliated third party under the reinsurance transaction described above.

    Excluding the impact of the reinsurance transaction and the inclusion of United Insurance Group, which serves to reduce commissions by $2,474 from policies that we underwrite, first year commissions on accident and health business in 1999 increased 15.8% to $65,538, compared to $56,594 in 1998, corresponding to the increase in first year accident and health premiums and to the issuance of policies to younger individuals, which typically pay a higher first year commission rate. The ratio of first year accident and health commissions to first year accident and health premiums was 69.4% in 1999 and 69.2% in 1998.

    Renewal commissions on accident and health business in 1999 increased 40.1% to $29,736, compared to $21,226 in 1998, consistent with the increase in renewal premiums discussed above. The ratio of renewal accident and health commissions to renewal accident and health premiums was 16.0% in 1999 and 16.1% in 1998.

    NET POLICY ACQUISITION COSTS DEFERRED. Net policy acquisition costs deferred in 1999 increased 9.0% to $51,134, compared to $46,915 in 1998. During 1999, we recognized $17,722 in expense due to the amortization of prior and current deferred policy acquisition costs. We amortized $16,277 in 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses in 1999 increased 56.3% to $40,736, compared to $26,069 in 1998. General and administrative expenses in 1999 included United Insurance Group expense of $7,748, including $680 of goodwill amortization. Excluding the effects of this acquisition, general and administrative expenses increased by 26.5% from 1998 to 1999. General and administrative expenses (excluding United Insurance Group and goodwill amortization related to its purchase) as a percentage of premiums declined to 11.3% in 1999, compared to 11.7% in 1998.

    LOSS DUE TO IMPAIRMENT OF PROPERTY AND EQUIPMENT. During 1999, we discontinued the implementation of a new computer system. At that time, we had capitalized $2,799 of expenditures related to this project, including licensing costs and fees paid to outside parties for system development and implementation. As the system was not yet in service, none of these costs had previously been depreciated. When we decided not to use these fixed assets, their value became fully impaired and we recognized the entire amount as current period expense.

    PROVISION FOR FEDERAL INCOME TAXES. Our provision for federal income taxes for 1999 decreased 6.4% to $10,837, compared to $11,578 for 1998. The effective tax rates of 33.7% and 32.5% in 1999 and 1998, respectively, are below the normal federal corporate rate as a result of credits from the small life insurance company deduction, our investments in tax-exempt bonds and dividends we receive that are partially exempt from taxation and partially offset by non-deductible goodwill amortization.

    COMPREHENSIVE INCOME. During 1999, our investment portfolio generated pre-tax unrealized losses of $18,009 due to increased market interest rates, compared to 1998 unrealized gains of $10,032. After accounting for deferred taxes from these gains, shareholders' equity increased by $5,875 from comprehensive income during 1999, compared to comprehensive income of $24,591 in 1998.

LIQUIDITY AND CAPITAL RESOURCES
(dollars in thousands)

    Our consolidated liquidity requirements have historically been created and met from the operations of our insurance subsidiaries. Our primary sources of cash are premiums, investment income and maturities of investments. We have obtained and may in the future obtain cash through public offerings of our common stock, other capital markets activities or debt instruments or sales of our subsidiaries or blocks of our insurance business. Our primary uses of cash are policy acquisition costs (principally commissions), payments to policyholders, investment purchases and general and administrative expenses.

    In 2000, our cash flows were attributable to cash provided by operations, cash provided by investing and cash used in financing. Our cash increased by $99,249 in 2000 primarily due to the maturity and sale of $250,765 of our bond and equity securities portfolio. These sources of funds were supplemented with $92,415 from operations. The major source of cash from operations was premium revenue used to fund reserve additions of $116,227. The primary uses of cash during 2000 were $233,644 used to purchase bonds and equity securities, $102,313 paid as agent commissions and $6,000 used to purchase Network Insurance Senior Health Division.

    In 1999, our cash flows were attributable to cash provided by operations, cash used in investing and cash used in financing. Our cash decreased $21,055 in 1999, primarily due to $192,990 used to purchase bonds and equity securities, $4,999 used to purchase our common stock, which is held as treasury stock, and $9,194 used to purchase United Insurance Group. Cash was provided primarily from the maturity and sale of $140,892 in bonds and equity securities. These sources of funds were supplemented with $50,533 from operations. The major provider of cash from operations was premium revenue used to fund reserve additions of $104,610.

    Our cash increased $27,161 in 1998, primarily due to the sale of $95,860 in bonds and equity securities and the maturity of $31,640 of bonds. These sources of funds, coupled with $52,126 from operations, more than offset $154,544 used to acquire bonds and equity securities. The major source of cash from operations was premium revenue used to fund reserve increases of $78,915.

    We invest in securities and other investments authorized by applicable state laws and regulations and follow an investment policy designed to maximize yield to the extent consistent with liquidity requirements and preservation of assets. At December 31, 2000, the market value of our bond portfolio represented 99.9% of our cost, compared to 96.7% at December 31, 1999, with a current unrealized loss of $389 at December 31, 2000, compared to an unrealized loss of $12,013 at December 31, 1999. The market value of our equity portfolio was below cost by $616 and exceeded cost by $1,310 at December 31, 1999. As of December 31, 1998, shareholders' equity was increased by $8,381 due to unrealized gains of $12,699 in the investment portfolio.

    At December 31, 1998, 1999 and 2000, the average maturity of our bond portfolio was 6.3 years, 6.9 years and 7.2 years, respectively.

    SUBSIDIARY OPERATIONS

    Our insurance subsidiaries are regulated by various state insurance departments. In its ongoing effort to improve solvency regulation, the NAIC has adopted risk-based capital ("RBC") requirements for insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks, such as asset quality, mortality and morbidity, asset and liability matching, benefit and loss reserve adequacy and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards which an insurer must maintain. Regulatory compliance is determined by a ratio of the enterprise's regulatory Total Adjusted Capital to its Authorized Control Level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which may require specific corrective action depending upon the insurer's state of domicile. The levels and ratios are as follows:

                                                   RATIO OF TOTAL ADJUSTED CAPITAL TO
                                                      AUTHORIZED CONTROL LEVEL RBC
REGULATORY EVENT                                        (LESS THAN OR EQUAL TO)
----------------                                   ----------------------------------
Company action level.............................                    2
Regulatory action level..........................                  1.5
Authorized control level.........................                    1
Mandatory control level..........................                  0.7

    Our primary insurance subsidiary delayed the filing of its statutory reports for the year ended December 31, 2000 to allow sufficient time for Milliman and Robertson, a nationally recognized actuarial firm and our newly appointed actuary, to complete an additional actuarial study of our policy and contract claim reserves. Our subsidiary filed its statutory statement for the year ended December 31, 2000 with a qualified opinion from our former appointed actuary, indicating that our reserves for policy and contract claims were approximately $9,700 lower than the minimum level deemed acceptable by our former actuary. Our subsidiary has also recorded the more favorable results provided by Milliman and Robertson, which we believe are appropriate. Milliman and Robertson was appointed as our actuary for periods beyond December 31, 2000.

    The following describes the consequences of varying levels of RBC:

    - Regulatory Action Level--A company must file a Corrective Action Plan that details the company's plan to raise additional statutory capital over the next four years. The plan must be approved by the state insurance commissioner, who may perform an audit of the company's financial position.

    - Authorized Control Level--The insurance commissioner is authorized to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which may include placing the insurance company under regulatory control, which in turn, may result in rehabilitation or, ultimately, liquidation.

    - Mandatory Control Level--The insurance commissioner is required to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which include placing the insurance company under regulatory control, which in turn, may result in rehabilitation or, if deemed appropriate, liquidation.

    As of December 31, 2000, our primary insurance subsidiary's RBC was at the Regulatory Action Level based on its estimates of the reserves for policy and contract claims. However, after giving effect to the reserve difference between our reserve estimates and our former actuary's reserve estimates, our subsidiary's RBC falls into the Authorized Control Level. Both of these RBC levels require us to prepare and submit a Corrective Action Plan to the Insurance Commissioner of the Pennsylvania Insurance Department and may result in certain state insurance departments terminating our ability to write new business in their respective states.

    Our subsidiaries are required to hold statutory surplus that is, at a minimum, above a calculated mandatory control level, at which the Pennsylvania Insurance Department would be required to place our subsidiary under regulatory control. Insurers are also obligated to hold additional statutory surplus above the mandatory control level. At December 31, 2000, our primary insurance subsidiary, representing 94% of our direct premium, had total adjusted capital at the regulatory action level. As a result, it is required to file a comprehensive plan with the insurance commissioner. It is also likely that the Pennsylvania Insurance Department will commence a comprehensive examination. Failure to develop an adequate plan, failure to meet the capital requirements or interim capital targets established in the plan or further deterioration in the levels of statutory surplus would expose this subsidiary insurer to regulatory sanctions that may include restrictions on our future growth, regulatory control of our subsidiary and liquidation or sale of our subsidiary.

    Although we were above Mandatory Control Level at December 31, 2000, based upon historical experience, we expect that our continuing operations will generate additional statutory losses, or surplus strain, due to statutory accounting procedures. Also, we expect that our reduced surplus levels at December 31, 2000 will negatively impact the admissibility of some of our statutory assets, which will further reduce our surplus. We also believe that the recent downgrade of our subsidiaries' ratings by A.M. Best and Standard & Poor's will negatively impact our new business premium, and may prompt lapses of healthy policyholders, which is referred to as anti-selection. Anti-selection would require higher reserves to be established for the level of premium revenue we collected. We expect that the impact of surplus strain, non-admissibility of assets and the repayment of financial reinsurance contracts will require our subsidiary to increase statutory capital by approximately $40 million in the immediate future to ensure compliance with capital requirements for December 31, 2001.

    We have historically utilized financial reinsurance arrangements to mitigate the surplus strain caused by the new business growth. As a result of these arrangements, our subsidiary's 2000 statutory surplus was increased by $19,841. These arrangements are designed to be paid over a relatively short period of time. As a result, a significant portion of the surplus benefit derived from these arrangements may reverse during fiscal 2001. If we are unable to renew or replace these treaties, we will need to raise additional statutory capital to mitigate the loss of the financial reinsurance.

    The Pennsylvania Insurance Department is concluding an examination of our largest insurance subsidiary. As a result of its examinations of other long-term care companies with actuarial assumptions similar to ours, the Insurance Department has required those other companies to post higher reserves. While the Insurance Department has not finalized its examination of our subsidiary or quantified any of its findings, it has expressed concerns regarding our subsidiary's reserve levels. Any increases in statutory reserves arising as a result of the Insurance Department's audit will further reduce our already strained statutory surplus and require additional statutory capital.

    Our future growth is dependent upon our ability to continue to expand our historical markets, expand our network of agents and effectively market our products and our ability to fund our marketing and expansion while maintaining minimum statutory levels of capital and surplus required to support such growth. Under the insurance laws of Pennsylvania and New York, where our insurance subsidiaries are domiciled, insurance companies can pay dividends only out of earned surplus. In addition, under Pennsylvania law, our Pennsylvania insurance subsidiaries (which include our largest insurance subsidiary) must give the Pennsylvania Insurance Department at least 30 days' advance notice of any proposed "extraordinary dividend" and cannot pay such a dividend if the Insurance Department disapproves the payment during that 30-day period. For purposes of that provision, an extraordinary dividend is a dividend that, together with all other dividends paid during the preceding twelve months, exceeds the greater of 10% of the insurance company's surplus as shown on the company's last annual statement filed with the Insurance Department or its statutory net income as shown on that annual statement. Statutory earnings are generally lower than earnings reported in accordance with generally accepted accounting principles due to the immediate or accelerated recognition of all costs associated with premium growth and benefit reserves.

    Under New York law, our New York insurance subsidiary must give the New York State Insurance Department 30 days' advance notice of any proposed dividend and cannot pay any dividend if the regulator disapproves the payment during that 30-day period. In addition, our New York insurance company must obtain the prior approval of the Insurance Department before paying any dividend that, together with all other dividends paid during the preceding twelve months, exceeds the lesser of 10% of the insurance company's surplus as of the preceding
December 31 or its adjusted net investment income for the year ended the preceding December 31. Subsequent to December 31, 2000, we gave notice to the Insurance Department that we intended to suspend new business development in New York due to restrictive premium to surplus ratios established in that state. In conjunction with that notice, we requested approval of a $4,000 dividend to be used by the parent company for its liquidity needs. Our request was denied. During 1999 and 2000, we did not pay any shareholder dividends from our insurance subsidiaries, choosing instead to retain statutory surplus to support continued premium growth.

    Our subsidiaries' debt currently consists primarily of a mortgage note in the amount of approximately $1,700 that was issued by a former subsidiary and assumed by us when that subsidiary was sold. The mortgage note is currently amortized over 15 years, and has a balloon payment due on the remaining outstanding balance in December 2003. Although the note carries a variable interest rate, we have entered into an amortizing swap agreement with the same bank with a nominal amount equal to the outstanding debt, which has the effect of converting the note to a fixed rate of interest of 6.85%.

    PARENT COMPANY OPERATIONS

    We are a non-insurer that directly controls 100% of the voting stock of our insurance company subsidiaries. If we are unable to meet our financial obligations, become insolvent or discontinue operations, the financial condition and results of operations of our insurance company subsidiaries could be materially affected.

    The parent company debt currently consists of $74,750 of 6 1/4% convertible subordinated notes due 2003, as well as an installment note in the amount of $5,554 issued in connection with the purchase of United Insurance Group. The convertible subordinated notes, issued in November 1996, are convertible into common stock at $28.44 per share until maturity in November 2003. At maturity, to the extent that the convertible subordinated notes have not been converted into common stock, we will have to repay their entire principal amount in cash. The convertible subordinated notes carry a fixed interest coupon of 6 1/4%, payable semi-annually. We expect that we will need to refinance our convertible subordinated notes upon their maturity in 2003, unless they are converted into common stock.

    The indenture under which our convertible subordinated notes were issued contains covenants regarding the timely payment of interest and principal and requiring us to protect the interests of our insurance subsidiaries. If our primary insurance subsidiary is placed into receivership by the Pennsylvania Insurance Department, we may be unable to make interest payments and be in default of the terms of our convertible debt.

    On January 1, 1999, we purchased all of the common stock of United Insurance Group Agency, Inc., a Michigan based consortium of long-term care insurance agencies, for $18,192. As part of the purchase, we issued a note payable for $8,078, which was in the form of a three-year zero-coupon installment note. The installment note, after discounting for imputed interest, was recorded as a note payable of $7,167, and had an outstanding balance of $5,554 at December 31, 2000. The remainder of the purchase was for cash.

    In March 1998, we contributed approximately $6,000 of the proceeds from the sale of our convertible subordinated notes to initially capitalize one of our subsidiaries. In December 1999, we contributed $1,000 to initially capitalize another subsidiary, which concurrently lent us $750 in exchange for a demand note.

    At December 31, 1998 and 1999, we had a $3,000 line of credit from a bank, which was unused. The line of credit was not renewed by the bank at December 31, 2000.

    Cash flow needs of the parent company primarily include interest payments on outstanding debt and limited operating expenses. The funding is primarily derived from the operating cash flow of the agency subsidiaries' operations and dividends from the insurance subsidiaries. However, as noted above, the dividend capabilities of the insurance subsidiaries are limited and only one of insurance subsidiaries can pay dividends. This subsidiary requested permission of the New York State Insurance Department to pay a dividend of $4,000 to the parent company. This request was denied. The available cash sources to the parent company may not be sufficient to meet its obligations for 2001, resulting in an immediate need to raise additional capital. We have engaged investment bankers to assist us in raising additional capital to satisfy our near-term parent company liquidity and statutory surplus needs. We have an effective shelf registration statement, covering $75,000,000 of marketable securities. The offering of the common stock issuable upon exercise of the rights offered hereby will be registered under our effective shelf registration statement. We are also evaluating alternative financing arrangements. There is no assurance that we will be able to raise these funds.

NEW ACCOUNTING PRINCIPLE

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"
(SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of SFAS 133, hedging relationships, if any, must be designated anew and documented pursuant to the provisions of this statement. We adopted SFAS 133, as amended, as of January 1, 2001. We have completed an implementation plan which included identifying all derivatives and evaluating risk management hedging strategies.

    Our assessment indicates that our convertible bond investment portfolio and our corporate owned life insurance policies contain embedded derivatives and our interest rate swap is a derivative as defined by SFAS 133.

    We believe that the embedded derivatives in our convertible bond portfolio, which is classified as available for sale at December 31, 2000 in accordance with SFAS No. 115, will require the recognition of the portion of that portfolio's unrealized gain or loss that is attributable to our embedded derivatives as net realized gains or losses in our statements of income and comprehensive income. Due to our expectation that the majority of changes in the market value of this portfolio are attributable to its embedded derivative features, we intend to classify these investments as trading account securities in accordance with SFAS No. 115 as of January 1, 2001.

    We have purchased variable life insurance policies covering substantially all of our employees. The FASB's Derivatives Implementation Group is currently reconsidering its proposed guidance regarding corporate owned life insurance policies. We have not determined the impact of the embedded derivative on the consolidated financial statements.

    We have entered into an interest rate swap agreement, which serves to convert our mortgage loan from a variable rate to a fixed rate instrument. We have determined that the swap qualifies as a cash-flow hedge. The effects have been determined to be immaterial to the financial statements.

    Our involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate our own risk and is not considered speculative in nature.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(DOLLARS IN THOUSANDS)

    We invest in securities and other investments authorized by applicable state laws and regulations and follow an investment policy designed to maximize yield to the extent consistent with liquidity requirements and preservation of assets.

    A significant portion of assets and liabilities are financial instruments, which are subject to the market risk of potential losses from adverse changes in market rates and prices. Our primary market risk exposures relate to interest rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, domestic short-term and long-term instruments. We have established strategies, asset quality standards, asset allocations and other relevant criteria for our portfolio to manage our exposure to market risk.

    We currently have an interest rate swap on our mortgage, which is used as a hedge to convert the mortgage to a fixed interest rate. We believe that, since the notional amount of the swap is amortized at the same rate as the underlying mortgage and both financial instruments are with the same bank, no credit or financial risk is carried with the swap.

    Our financial instruments are held for purposes other than trading. Our portfolio does not contain any significant concentrations in single issuers (other than U.S. treasury and agency obligations), industry segments or geographic regions.

    We urge caution in evaluating overall market risk from the information below. Actual results could differ materially because the information was developed using estimates and assumptions as described below, and because insurance liabilities and reinsurance receivables are excluded in the hypothetical effects (insurance liabilities represent 78.9% of total liabilities and reinsurance receivables on unpaid losses represent 1.9% of total assets). Long-term debt, although not carried at fair value, is included in the hypothetical effect calculation.

    The hypothetical effects of changes in market rates or prices on the fair values of financial instruments as of December 31, 2000, excluding insurance liabilities and reinsurance receivables on unpaid losses because such insurance related assets and liabilities are not carried at fair value, would have been as follows:

    If interest rates had increased by 100 basis points at December 31, 2000, there would have been a decrease of approximately $15,674 in the net fair value of our investment portfolio less our long-term debt and the related swap agreement. The change in fair value was determined by estimating the present value of future cash flows using models that measure the change in net present values arising from selected hypothetical changes in market interest rate. A 200 basis point increase in market rates at December 31, 2000 would have resulted in a decrease of approximately $30,035 in the net fair value. If interest rates had decreased by 100 and 200 basis points, there would have been a net increase of approximately $17,123 and $35,847, respectively, in the net fair value of our total investments and debt.

    If interest rates had increased by 100 basis points at December 31, 1999, there would have been a decrease of approximately $11,305 in the net fair value of our investment portfolio less our long-term debt and the related swap agreement. A 200 basis point increase in market rates at December 31, 1999 would have resulted in a decrease of approximately $21,673 in the net fair value. If interest rates had decreased by 100 and 200 basis points, there would have been a net increase of approximately $12,340 and $25,825, respectively, in the net fair value of our total investments and debt.

    We hold certain mortgage and asset backed securities as part of our investment portfolio. The fair value of these instruments may react in a convex or non-linear fashion when subjected to interest rate increases or decreases. The anticipated cash flows of these instruments may differ from expectations in changing interest rate environments, resulting in duration drift or a varying nature of predicted time-weighted present values of cash flows. The result of unpredicted cash flows from these investments could cause the above hypothetical estimates to change. However, we believe that the minimal amount we have invested in these instruments and their broadly defined payment parameters sufficiently outweigh the cost of computer models necessary to accurately predict the possible impact on our investment income of hypothetical effects of changes in market rates or prices on the fair values of financial instruments as of December 31, 2000.

                                    BUSINESS

PENN TREATY AMERICAN CORPORATION

    We are a leading provider of long-term care insurance in the United States. We market our products primarily to older persons throughout the United States through independent insurance agents. Our principal products are individual, defined benefit accident and health insurance policies covering long-term skilled, intermediate and custodial nursing home and home health care. Our policies are designed to make the administration of claims simple, quick and sensitive to the needs of our policyholders. We also own insurance agencies that sell senior-market insurance products underwritten by us and others.

    According to a 2000 study by LifePlans, Inc., we are the second largest writer of long-term care insurance in terms of new policies and among the five largest writers of individual long-term care insurance in terms of annualized premiums. We sold 77,936 long-term care policies in 2000, representing
$127.4 million of annualized premiums. At December 31, 2000, we had 242,075 long-term care insurance policies in-force, representing $360.6 million of annualized premiums. Our total premiums were $357.1 million in 2000, representing a compound annual growth rate of 28.4% from $102.4 million in 1995.

    We market our products primarily through the independent agency channel, which we believe to be effective in distributing long-term care insurance. According to a 1999 study by the Health Insurance Association of America, independent agents sell approximately 56% of the long-term care insurance sold in the U.S., with most of the remainder generated through captive agents. According to a LIMRA International survey of the long-term care insurance market, we are the largest writer of new long-term care policies in the independent agent channel. The LIMRA survey also indicated that we were the only insurer to generate over $100 million in new long-term care insurance premiums in the independent agency channel in 1999.

    We introduced our first long-term nursing home insurance product in 1972 and our first home health care insurance product in 1983, and we have developed a record of innovation in long-term care insurance products. Since 1994, we have introduced several new products designed to meet the changing needs of our customers, including the following:

    - The Independent Living policy, which provides coverage over the full term of the policy for home care services furnished by unlicensed homemakers or companions, as well as licensed care providers;

    - The Personal Freedom policy, which provides comprehensive coverage for nursing home and home health care;

    - The Assisted Living policy, which is a nursing home plan that provides enhanced benefits and offers a home health care rider; and

    - The Secured Risk Nursing Facility and Post Acute Recovery policies, which provide limited benefits to higher risk insureds.

In addition, available policy riders include an automatic annual benefit increase, benefits for adult day-care centers and a return of premium benefit.

    Although nursing home and home health care policies accounted for approximately 95% of our total annualized premiums in-force as of December 31, 2000, we also market and sell life, disability, Medicare supplement and other hospital care insurance products and a group plan, which offers long-term care coverage to groups on a guaranteed issue basis.

THE LONG-TERM CARE INSURANCE INDUSTRY

    The long-term care insurance market has grown rapidly in recent years. According to Conning & Co. and LifePlans, Inc., the long-term care insurance market experienced a compound average growth rate of 20.1% from 1994 to 1999, rising from approximately $1.7 billion of net written premiums in 1994 to approximately $4.2 billion of net written premiums in 1999. We expect this growth to continue based on the projected demographics of the United States population, the rising costs of health care and a regulatory environment that supports the use of private long-term care insurance.

    The population of senior citizens (over age 65) in the U.S. is projected to grow from the current estimated level of approximately 35 million to approximately 70 million by 2030, according to a 1996 U.S. Census Bureau report. Furthermore, health and medical technologies are improving life expectancy and, by extension, increasing the number of older people requiring some form of long-term care. According to a 1999 report by Conning & Co., market penetration of long-term care insurance products in the over-65 age group ranges from 5% to 7%. The size of the target population and the lack of penetration of the existing market indicate a substantial growth opportunity for companies providing long-term care insurance products.

    We believe that the rising cost of nursing home and home health care services makes long-term care insurance an attractive means to pay for these services. According to a 1998 report by the U.S. Healthcare Financing Administration, the combined cost of home health care and nursing home care was $20.0 billion in 1980. By 1996, this cost had risen to $108.7 billion. In addition, recent and proposed tax legislation encourages individuals to use private insurance for long-term care needs through tax incentives at both the federal and state levels.

OUR STRATEGY

    We seek to enhance shareholder value by strengthening our position as a leader in providing long-term care insurance. We intend to accomplish this goal through the following strategies:

    INCREASING THE SIZE AND PRODUCTIVITY OF OUR NETWORK OF INDEPENDENT
AGENTS. We have significantly increased the number of agents who sell products for us and have focused our efforts on states that have larger concentrations of older individuals. We have successfully increased our number of licensed agents from approximately 13,000 in 1995 to approximately 40,000 at December 31, 2000. Approximately one third of our agents write new business for us each year. The number of agents who produced over $100,000 in new premiums for us increased from 41 in 1995 to 159 in 2000 and the number of agents who produced over $500,000 in new premiums for us increased from 14 in 1995 to 42 in 2000.

    DEVELOPING AND QUALIFYING NEW PRODUCTS WITH STATE INSURANCE REGULATORY AUTHORITIES. We have sold long-term care insurance for over 28 years. As an innovator in nursing home and home health care insurance, we have introduced many new policies over the years, including five new products in the last five years. By continuously discussing long-term care needs with our agency force and policyholders, we are able to design new products and continue to offer what we believe to be the most complete benefit features in the industry. The development of new policies enables us to generate new business, maintain proper pricing levels and provide advancements in the benefits we offer. We intend to continue to develop new insurance products designed to meet the needs of senior citizens and their families.

    UTILIZING INTERNET STRATEGIES. We have developed a proprietary agent sales system for long-term care insurance, LTCWorks!, which enables agents to sell products utilizing downloadable software. We believe that LTCWorks! increases the potential distribution of our products by enhancing agents' ability to present products, assist policyholders in the application process and submit applications over the Internet. LTCWorks! provides agents that specialize in the sale of long-term care insurance products with a unique and easy sales tool and enables agents who are less familiar with long-term care insurance to present it when they are discussing other products such as life insurance or annuities.

    INTRODUCING GROUP PRODUCTS. In 2000, we began actively marketing our new group policy, which we anticipate will generate additional premium revenue from a younger policyholder base. Group products allow us to penetrate an additional market for the sale of long-term care insurance. We pursue large and small groups, and offer supplemental coverage on an individually underwritten basis to group members and their families. We currently market our group products primarily through agents who market products to individuals. However, we are in the process of developing a network of agents who generally sell other group products, and who often have existing relationships with employer groups, to market our group products. As of December 31, 2000, first-year premiums in-force for our group products were approximately $4.0 million, covering 3,340 individuals. We believe our group products present an opportunity to increase the number of policies in-force without paying significantly increased commissions.

INSURANCE PRODUCTS

    Since 1972, we have developed, marketed and underwritten defined benefit accident and health insurance policies designed to be responsive to changes in:

    - the characteristics and needs of the senior citizen market;

    - governmental regulations and governmental benefits available for senior citizens; and

    - the health care and long-term care industries in general.

    As of December 31, 2000, approximately 95% of our total annualized premiums in-force were derived from long-term care policies, which include nursing home and home health care policies. Our other lines of insurance include life, disability, Medicare supplement and other hospital care policies and riders. We solicit input from both our independent agents and our policyholders with respect to the changing needs of insureds. In addition, our representatives regularly attend seminars to monitor significant trends in the industry.

    Our focus on long-term care has enabled us to gain expertise in claims and underwriting which we have applied to product development. Through the years, we have continued to build on our brand names by offering the independent agency channel a series of differentiated products. We have expanded our product line to offer both tax-qualified and non-qualified plans based on consumer demand for both.

    The following table sets forth, for each of our last three fiscal years, our annualized premiums by type of policy.

                                                             YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------
                                             1998                     1999                     2000
                                      -------------------      -------------------      -------------------
                                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
Nursing home, home health care and
  comprehensive coverage:
  Annualized premiums...............  $230,621   93.3%         $313,222   94.7%         $360,600   95.2%
  Number of policies................   156,842                  208,955                  242,075
  Average premium per policy........  $  1,470                 $  1,499                 $  1,490
Life insurance:
  Annualized premiums...............  $  3,791    1.5          $  4,095    1.2          $  3,785    1.0
  Number of policies................     6,752                    6,677                    6,315
  Average premium per policy........  $    562                 $    613                 $    599
Disability insurance:
  Annualized premiums...............  $  6,715    2.7          $  7,126    2.2          $  6,634    1.8
  Number of policies................    15,704                   14,963                   13,502
  Average premium per policy........  $    428                 $    476                 $    491
Medicare supplement:
  Annualized premiums...............  $  5,506    2.2          $  6,131    1.9          $  7,314    1.9
  Number of policies................     4,970                    5,934                    7,696
  Average premium per policy........  $  1,108                 $  1,033                 $    950
Other insurance:
  Annualized premiums...............  $    566    0.2          $    548    0.2          $    609    0.2
  Number of policies................     3,377                    2,968                    3,900
  Average premium per policy........  $    168                 $    185                 $    156
Total annualized premiums
  in-force..........................  $247,199    100%         $331,122    100%         $378,942    100%
                                      ========                 ========                 ========
Total policies......................   187,645                  239,497                  273,488
                                      ========                 ========                 ========

    We received an insurance license in 1972, permitting us to underwrite insurance in 12 states. In 1974, we filed a long-term care policy offering a five-year benefit period. Our policy was the first national plan to cover all levels of care equally, including skilled, intermediate and custodial care, with an extended benefit period. We began the sale of home health care riders, which pay for licensed nurses, certified nurses' aides and home health care workers who provide care/assistance in the policyholder's home, in 1983. This plan was the first in the industry to include a limited benefit for homemaker companion care provided by a friend, neighbor, relative or religious organization. We began the use of table-based underwriting, which enables higher risk policyholders to receive coverage at a risk-adjusted premium level, in 1986. Appropriate risk is calculated based upon medical conditions and ability to perform daily activities. Multiple rate classes enabled us to penetrate an untapped market in long-term care insurance sales.

    We specialize in the sale of long-term care insurance, which is generally defined as nursing home and home health care insurance coverage.

    LONG-TERM NURSING HOME CARE. Our long-term nursing home care policies generally provide a fixed or maximum daily benefit payable during periods of nursing home confinement prescribed by a physician or necessitated by the policyholder's cognitive impairment or inability to perform two or more activities of daily living. These policies include built-in benefits for alternative plans of care, waivers of premiums after 90 days of benefit payments on a claim and unlimited restoration of the policy's maximum benefit period. All levels of nursing care, including skilled, intermediate and custodial (assisted living) care, are covered and benefits continue even when the policyholder's required level of care changes. Skilled nursing care refers to professional nursing care provided by a medical professional (a doctor or registered or licensed practical nurse) located at a licensed facility that cannot be provided by a non-medical professional. Assisted living care generally refers to non-medical care, which does not require professional treatment and can be provided by a non-medical professional with minimal or no training. Intermediate nursing care is designed to cover situations that would otherwise fall between skilled and assisted living care and includes situations in which an individual may require skilled assistance on a sporadic basis.

    Our current long-term nursing home care policies provide benefits that are payable over periods ranging from one to five years or the lifetime of the policyholder. These policies provide for a maximum daily benefit on costs incurred ranging from $60 to $300 per day. Our Personal Freedom policies also provide comprehensive coverage for nursing home and home health care, offering benefit "pools of coverage" ranging from $75,000 to $300,000, as well as lifetime coverage.

    LONG-TERM HOME HEALTH CARE. Our home health care policies generally provide a benefit payable on an expense-incurred basis during periods of home care prescribed by a physician or necessitated by the policyholder's cognitive impairment or inability to perform two or more activities of daily living. These policies cover the services of registered nurses, licensed practical nurses, home health aides, physical therapists, speech therapists, medical social workers and other similar home health practitioners. Benefits for our currently marketed home health care policies are payable over periods ranging from six months to five years or the lifetime of the policyholder, and provide from $40 to $160 per day of home benefits. Our home health care policies also include built-in benefits for waivers of premiums after 90 days of benefit payments, and unlimited restoration of the policy's maximum benefit period.

    We currently offer the following products:

    INDEPENDENT LIVING PLAN. The Independent Living Plan (offered since 1994) was our first stand-alone home health care plan that covered all levels of care received at home. Besides covering skilled care and care by home health aides, this plan pays for care provided by unlicensed, unskilled homemakers. This care includes assistance with cooking, shopping, housekeeping, laundry, correspondence, using the telephone and paying bills. Historically, only limited coverage for homemaker care had been provided under certain of our home health care policies, typically for a period of up to 30 days per calendar year during the term of the policy. This benefit is now standard in most long-term care policies. Family members also may be reimbursed for any training costs incurred in order to provide in-home care.

    The Independent Living policy provides that we will waive the elimination period, the time at the beginning of the period during which care is provided for which no benefits are available under the policy (usually twenty days), if the insured agrees to utilize a care management service we refer them to. Newer policies offer up to 100% of the daily benefit if a care management service is used, versus 80% if the policyholder does not elect care management services. We engage the care manager at the time a claim is submitted to prepare a written assessment of the insured's condition and to establish a written plan of care. We have incorporated the use of care management in all of our new home health care policies.

    PERSONAL FREEDOM PLAN. Our Personal Freedom Plan (offered since 1996) is a comprehensive plan that provides a sum of money for long-term care to be used for either nursing facility or home health care. The plan also provides coverage for homemaker care for insureds who are unable to perform activities of daily living such as cooking, shopping, housekeeping, laundry, correspondence, using the telephone, paying bills and managing medication.

    When policyholders purchase this policy, with benefits ranging from $75,000 to $300,000, as well as lifetime coverage, they may then access up to the face amount of the policy for nursing home or home health care as needed, subject to maximum daily limits. This plan also includes an optional return of premium/nonforfeiture benefit.

    ASSISTED LIVING PLAN. The Assisted Living Plan (offered since 1996), which is a stand-alone facility care plan that provides benefits in either a traditional nursing home setting or in an Assisted Living Facility, the setting preferred by the majority of policyholders. This policy, coupled with an optional home health care rider, offers benefits similar to those of the Personal Freedom Plan on a daily benefit, cost incurred basis, rather than a sum of money basis.

    SECURED RISK PLAN. Our Secured Risk Plan (offered since 1998) offers facility care benefits to people who most likely would not qualify for long-term care insurance under traditional policies. Table-based underwriting allows us to examine these substandard conditions by level of activity and independence of the applicant. This plan offers protection to such individuals by providing coverage for care in a nursing facility, or in the insured's home if he or she chooses the limited optional home health care benefits. Features of this plan, as with many of our other plans, include coverage for pre-existing conditions after six months, guaranteed renewal for life, premiums that will not increase with age and no requirement of prior hospitalization.

    POST ACUTE RECOVERY PLAN. The Post Acute Recovery Plan (offered since 1999) provides facility and home health care benefits for up to one year after traditional medical insurance, Medicare, Medigap or HMO services stop, thereby providing a more affordable short-term plan. Coupled with optional home health care benefits, this product pays for medical recovery in a facility or in the insured's home when traditional health care coverage stops. Features of this plan include immediate coverage (no elimination period or deductible), coverage for pre-existing conditions after six months in most states, guaranteed renewal and premiums that will not increase with age. With this plan, we offer a "Care Solutions" service, in which a care manager works with the insured to design a plan of care suited to meet his or her individual needs.

    GROUP LONG-TERM CARE INSURANCE PLAN. Our group long-term care insurance plan (offered since 2000) provides long-term care insurance to groups formed for purposes other than the purchase of insurance, such as an employee group, an association or a professional organization. A group master policy is issued to the group and all participating members are issued certificates of insurance that describe the benefits available under the policy. Eligibility for insurance is guaranteed to all members of the group without an underwriting review on an individual basis. Group members, spouses and parents can generally purchase supplemental coverage beyond the level paid by the group. This supplemental coverage is offered on an individually underwritten basis.

    We are currently seeking to expand our group insurance business and have recently focused our marketing efforts towards this end. Our management considers this area to offer opportunities for sales growth.

    In addition, in February 2001, we actively began offering AllRisk Healthcare, a senior health care savings program, through one of our agency subsidiaries. This non-insurance product will offer discounts on nursing facilities, home health care services and wellness benefits. This plan is designed for people who cannot qualify for long-term care insurance plans because of certain medical conditions. We tested this program on a limited basis in nine states and have used that experience to re-tool the product to more accurately reflect the state of the market and acceptance of this product.

    RIDERS. Our policies generally offer an optional lifetime inflation rider, which provides for a 5% increase of the selected daily benefit amount on each anniversary date for the lifetime of the policy. An optional nonforfeiture shortened benefit rider, which provides the insured with the right to maintain a portion of his or her benefit period in the event the policy lapses after being continuously in-force for at least three years, is also available. The return of premium benefit rider provides for a pro-rata return of premium in the event of death or surrender beginning in the sixth year. We also offer and encourage the purchase of home health care riders to supplement our nursing home policies and nursing home riders to supplement our home health care policies.

    We previously offered numerous other riders to supplement our long-term care policies. However, the need for many of these riders has been eliminated due to the incorporation of benefits they provided into the basic coverage included in our newest long-term care policies. Among the built-in benefits provided under the long-term care policies we currently market are hospice care, adult day care and survivorship benefits and restoration of benefits.

    After the enactment of the Health Insurance Portability and Accountability Act of 1996, issues arose relating to the tax status of long-term care benefits included as part of non-qualified plans. To permit policyholders to purchase the tax-qualified plan or non-qualified plan that best suits their needs, we introduced the Pledge and the Promise. The Pledge states that if the U.S. Congress or the Treasury Department should determine that the benefits received on a long-term care policy are considered taxable income, we will allow a policyholder to convert the policy to a tax-qualified policy at any time. The Pledge further states that if the U.S. Congress or Treasury Department should determine that the benefits received on a non-qualified plan will not be considered taxable income, we will allow a policyholder to convert the policy from a tax-qualified plan to a non-qualified plan at any time prior to its first anniversary. The Promise allows a policyholder to convert a tax-qualified plan to a non-qualified plan under certain conditions.

MARKETING

    MARKETS. The following chart shows premium revenues by state for each of the states where we do business:

                                                                YEAR ENDED DECEMBER 31,         % OF
                                                    YEAR     ------------------------------     2000
STATE                                             ENTERED      1998       1999       2000      TOTAL
-----                                             --------   --------   --------   --------   --------
Arizona.........................................    1988     $ 10,608   $ 13,715   $ 15,677       4%
California......................................    1992       33,089     43,514     50,165      14%
Florida.........................................    1987       53,607     63,218     71,588      20%
Georgia.........................................    1990        2,174      3,350      4,764       1%
Illinois........................................    1990       12,132     15,970     19,748       6%
Iowa............................................    1990        2,976      4,317      5,097       1%
Kentucky........................................    1989        2,130      3,123      3,573       1%
Maryland........................................    1987        2,682      3,427      3,896       1%
Michigan........................................    1989        4,108      5,469      6,357       2%
Missouri........................................    1990        3,817      4,297      4,391       1%
Nebraska........................................    1990        3,162      3,952      4,358       1%
New Jersey......................................    1996        2,127      4,707      7,856       2%
North Carolina..................................    1990        6,122      8,089      9,690       3%
Ohio............................................    1989        7,162     10,149     11,935       3%
Pennsylvania....................................    1972       28,821     37,661     48,692      14%
South Dakota....................................    1990        2,743      3,177      3,525       1%
Texas...........................................    1990        6,732     11,879     16,105       5%
Virginia........................................    1989       16,094     19,597     22,370       6%
Washington......................................    1993        4,834      7,485      9,814       3%
All Other States (1)............................               18,572     25,420     37,512      11%
                                                             --------   --------   --------     ---
All States......................................             $223,692   $292,516   $357,113     100%
                                                             ========   ========   ========     ===

------------------------

(1) Includes all states in which premiums comprised less than one percent of total premiums in 2000.

    Our goal is to strengthen our position as a leader in providing long-term care insurance to senior citizens by underwriting, marketing and selling our products throughout the United States. We focus our marketing efforts primarily in those states where we have successfully developed networks of agents and that have the highest concentration of individuals whose financial status and insurance needs are compatible with our products.

    AGENTS. We market our products principally through independent agents. With the exception of agents employed by our insurance agency subsidiaries, we do not directly employ agents but instead rely on relationships with independent agents and their sub-agents. As of December 31, 2000, our policies were marketed through approximately 40,000 licensed agents. Approximately one-third of our agents wrote new business during the year ended December 31, 2000. The number of agents who produced over $100,000 in new premiums for us increased from 41 in 1995 to 159 in 2000 and the number of agents who produced over $500,000 in new premiums for us increased from 14 in 1995 to 42 in 2000. We provide assistance to our agents through seminars, underwriting training and field representatives who consult with agents on underwriting matters, assist agents in research and accompany agents on marketing visits to current and prospective policyholders.

    Each independent agent must be authorized by contract to sell our products in each state in which the agent and our companies are licensed. Some of our independent agents are large general agencies with many sales persons (sub-agents), while others are individuals operating as sole proprietors. Some independent agents sell multiple lines of insurance, while others concentrate primarily or exclusively on accident and health insurance. We do not have exclusive agency agreements with any of our independent agents and they are free to sell policies of other insurance companies, including our competitors.

    We generally do not impose production quotas or assign exclusive territories to agents. The amount of insurance written for us by individual independent agents varies. We periodically review and terminate our agency relationships with non-producing or under-producing independent agents or agents who do not comply with our guidelines and policies with respect to the sale of our products.

    We are actively engaged in recruiting and training new agents. Sub-agents are recruited by the independent agents and are licensed by us with the appropriate state regulatory authorities to sell our policies. Independent agents are generally paid higher commissions than those employed directly by insurance companies, in part to account for the expenses of operating as an independent agent. We believe that the commissions we pay to independent agents are competitive with the commissions paid by other insurance companies selling similar policies. An independent agent's right to renewal commissions is vested and commissions are paid as long as the policy remains in-force, provided the agent continues to abide by the terms of the contract. We generally permit many of our established independent agents to collect the initial premium with the application and remit such premium to us less the commission. New independent agents are required to remit the full amount of initial premium with the application. We provide assistance to our independent agents in connection with the processing of paperwork and other administrative services.

    We have developed a proprietary sales system for long-term care insurance, LTCWorks!, which enables agents to sell products utilizing downloadable software. We believe that LTCWorks! increases the potential distribution of our products by enhancing agents' ability to present the products, assist policyholders in the application process and submit applications over the Internet. LTCWorks! provides agents that specialize in the regular sale of long-term care insurance products with a unique and easy sales tool and enables agents who are less familiar with long-term care insurance to present it when they are discussing other products such as life insurance or annuities.

    MARKETING GENERAL AGENTS AND GENERAL AGENTS. We selectively utilize marketing general agents for the purpose of recruiting independent agents and developing networks of agents in various states. Marketing general agents receive an override commission on business written in return for recruiting, training and motivating the independent agents. In addition, marketing general agents may function as general agents for us in various states. In its capacity as marketing general agent and general agent, one agent accounted for 17% and 16% of the total premiums we earned during 1998 and 1999, respectively. We acquired an agency that was a division of this agent in 2000, and therefore will depend on this agent less in future periods. No other single grouping of agents accounted for more than 10% of our new premiums or renewal premiums written in 2000. We have not delegated any underwriting or claims processing authority to any agents.

    GROUP AND FRANCHISE INSURANCE. We have recently begun to sell group long-term care insurance to groups formed for purposes other than the purchase of insurance, such as employee groups, associations or professional organizations. A group master policy is issued to the group and all participating members are issued certificates of insurance which describe the benefits available under the policy. Eligibility for insurance is guaranteed to all members of the group without an underwriting review on an individual basis. Group members, spouses and parents can generally purchase supplemental coverage beyond the level paid by the group. This supplemental coverage is offered on an individually underwritten basis.

    We currently market our group products primarily through agents who market products to individuals. However, we are in the process of developing a network of agents who generally sell other group products, and who often have existing relationships with employer groups, to market our group products. As of December 31, 2000, first-year premiums in-force for our group products were approximately $4.0 million, covering 3,340 individuals. We believe our group products present an opportunity to increase the number of policies in-force without paying significantly increased commissions.

    From time to time, we also sell franchise insurance, which is a series of individually underwritten policies sold to a group. While franchise insurance is generally presented to groups that endorse the insurance, policies are issued to individual group members. Each application is underwritten and issuance of policies is not guaranteed to members of the franchise group.

UNDERWRITING

    We believe that the underwriting process through which we, as an accident and health insurance company particularly in the long-term care segment, choose to accept or reject an applicant for insurance is critical to our success. We have offered long-term care insurance products for nearly 30 years and we believe that we have benefited significantly from our longstanding focus on this specialized line. Through our experience with and focus on this niche product, we have been able to establish a system of underwriting designed to permit us to process our new business and assess the risk presented effectively and efficiently.

    Applicants for insurance must complete detailed medical questionnaires. Physical examinations are not required for our accident and health insurance policies, but medical records are frequently requested. All long-term care applications are reviewed by our in-house underwriting department and all applicants are also interviewed by members of our underwriting department via telephone. This "personal history interview" is aimed at not only confirming the information disclosed on the application, but also at gaining more insight into the applicant's physical abilities, activity level and cognitive functioning. We consider age, cognitive status and medical history, among other factors, in deciding whether to accept an application for coverage and, if accepted, the appropriate rate class for the applicant. With respect to medical history, efforts are made to underwrite on the basis of the medical information listed on the application, but an Attending Physician's Statement is often requested. We also frequently use face-to-face assessments conducted in the applicant's home by independent subcontractors (nurse networks). This evaluation is similar to the personal history interview in terms of obtaining medical information and information regarding the applicant's functional abilities and includes an expanded cognitive test. We also use the Minnesota Cognitive Acuity Screening test (formerly known as Cognistat) when the possibility of cognitive problems exists or is identified but not adequately addressed by one of the other underwriting tools. In addition to age, cognitive status and medical history, our underwriters are concerned with the applicant's abilities to perform activities of daily living. Our underwriting process extends beyond current conditions, however, and takes into account how existing health conditions are likely to progress and to what degree the independence of the applicant is likely to change as the applicant ages.

    We use table-based underwriting, or multiple rate classifications, as a means to accept more business while obtaining the appropriate premiums for additional risk. Potential policyholders are placed in different risk classes for acceptance and premium calculation based on medical conditions and level of activity during the application process. We currently offer Premier, Select, Standard and Secured risk classifications. If we determine that we cannot offer the requested coverage, we may suggest an alternative product suitable for coverage for higher risk applicants. Accepted policies are usually issued within seven working days from receipt of the information necessary to underwrite the application.

    Pre-existing conditions disclosed on an application for new long-term nursing home care and most home health care policies, including our Independent Living policies, are covered immediately upon approval of the policy, while undisclosed pre-existing conditions are not covered for six months in most states and two years in certain other states. In the case of individual Medicare supplement policies, pre-existing conditions are generally not covered during the six-month period following the effective date of the policy.

    In group long-term care insurance, eligibility is guaranteed to all members of the group without an underwriting review on an individual basis. However, supplemental coverage offered to group members and their parents and spouses is individually underwritten. Franchise insurance is a series of individually underwritten policies sold to the members of an association or group. The issuance of policies is not guaranteed to individual members of the franchise group.

    In conjunction with the development of our LTCWorks! Internet system, we developed an underwriting credit-scoring program, which provides consistent underwriting and rate classification for applicants with similar medical histories and conditions. LTCWorks! also allows agents to complete applications on-line and to submit them electronically via the Internet.

CLAIMS

    Claims for policy benefits, except with respect to Medicare supplement and disability claims, are processed by our claims department, which includes nurses employed or retained as consultants. We use third party administrators to process our Medicare supplement claims due to the large number of claims and the small benefit amount typically paid for each claim. Beginning in 1999, we also engaged a third party administrator to perform all administration, including claims processing, for our disability business.

    Upon notification of a claim, a personal claims assistant is assigned to review all necessary documentation, including verification of the facility where the claimant resides. A claims examiner will verify eligibility of the claim under the policy. Every effort is made to facilitate the processing of the claim, recognizing that this service efficiency provides substantial value to the policyholder and his or her family. Toward this end, the personal claims assistant will verify the continued residence of the policyholder in the facility each month and expedite payment of the claim.

    We periodically utilize the services of "care managers" to review certain claims, particularly those made under home health care policies. When a claim is filed, we may engage a care manager to review the claim, including the specific health problem of the insured and the nature and extent of health care services being provided. This review may include visiting the claimant to assess his or her condition. The care manager assists the insured and us by ensuring that the services provided to the insured, and the corresponding benefits paid, are appropriate under the circumstances. The care manager then follows the claimant's progress with periodic contact to ensure that the plan of care continues to be appropriate and that it is increased or decreased if warranted by changes in the claimant's condition.

    Home care claims require the greatest amount of diligent overview and we have utilized care management techniques for nearly ten years. Under the terms of our Independent Living policy, we will waive the elimination period if the insured agrees to utilize a care manager. Newer policies offer 100% claims coverage if the claimant uses a care manager and provide up to 80% of the daily benefit if care manager services are not used. The majority of all of our home health care claims in 2000 were submitted to care management. We anticipate that this usage will continue as our business grows.

    In 1999, we created and staffed an in-house care management unit. This unit conducts the full range of care management services, which were previously provided exclusively by subcontractors. We intend to continue to develop this unit, as we believe it can meet many of our care management needs more effectively and less expensively than third party vendors can. The use of in-house care management has resulted in a 38% reduction in the number of claims submitted to outside care managers during the year ended December 31, 2000, compared to the year ended December 31, 1999, and savings of over $500,000 in 2000.

SYSTEMS OPERATIONS

    We maintain our own computer system for most aspects of our operations, including policy issuance, billing, claims processing, commission reports, premium production by agent (state and product) and general ledger. Critical to our ongoing success is our ability to continue to provide the quality of service for which we are known to our policyholders and agents. We believe that our overall systems are an integral component in delivering that service. If we are able to generate additional statutory capital, we intend to significantly expand or enhance our existing system through a replacement project. The extent of the project has not been determined, but we estimate that it would require a substantial investment of funds and resources to replace our entire system. One proposal has been priced at $4 million to $8 million over three years.

    In 2000, we entered into an outsourcing agreement with a computer services vendor, which thereby assumed responsibility for the majority of the daily operations of our system, future program development and business continuity planning. This vendor provides both in-house and external servicing of all existing legacy systems and hardware. We believe that this vendor provides expertise in the evolving arena of information technology.

PREMIUMS

    Our long-term care policies provide for guaranteed renewability at then current premium rates at the option of the insured. The insured may elect to pay premiums on a monthly, quarterly, semi-annual or annual basis. In addition, we offer an automatic payment feature that allows policyholders to have premiums automatically withdrawn from a checking account.

    Premium rates for all lines of insurance are subject to state-by-state regulation. Premium regulations vary greatly among jurisdictions and lines of insurance. Rates for our insurance policies are established with the assistance of our independent actuarial consultants and reviewed by the insurance regulatory authorities. Before a rate change can be made, the proposed change must be filed with and, with respect to rates for individual policies, approved by the insurance regulatory authorities in each state in which an increase is sought. Regulators may not approve the increases we request, may approve increases only with respect to certain types of policies or may approve increases that are smaller than those we request.

    As a result of minimum statutory loss ratio standards imposed by state regulations, the premiums on our accident and health polices are subject to reduction and/or corrective measures if insurance regulatory agencies determine that our loss ratios have not reached or will not reach required minimum levels. See "--Government Regulation."

FUTURE POLICY BENEFITS AND CLAIMS RESERVES

    We are required to maintain reserves equal to our probable liability for claims and related claims expenses with respect to all policies in-force. Reserves, which are computed with the assistance of our independent actuarial consultants, are established for:

    - claims which have been reported but not yet paid;

    - claims which have been incurred but not yet reported; and

    - the discounted present value of all future policy benefits less the discounted present value of expected future premiums.

The amount of reserves relating to reported and unreported claims incurred is determined by periodically evaluating historical claims experience and statistical information with respect to the probable number and nature of such claims. We compare actual experience with estimates and adjust reserves on the basis of such comparisons.

    In addition to claims reserves, reserves are also established for future policy benefits. The future policy benefits reserves represent the discounted present value of future obligations that are likely to arise from the policies that we underwrite, less the discounted present value of expected future premiums on such policies. The reserve component is determined using generally accepted actuarial assumptions and methods. However, the adequacy of these reserves rests on the validity of the underlying assumptions that were used to price the products; the more important of these assumptions relate to policy lapses, loss ratios and claim incidence rates. The assumptions we use to calculate reserves for claims under our long-term care products are based on our 28 years of significant claims experience, primarily with respect to nursing home care products, and on the experience of the industry as a whole.

    We began offering home health care coverage in 1983 and since that time the number of home health care policies written has significantly increased. Home health care claims experience is more limited than nursing home care claims experience. Our experience with respect to the Independent Living policy, which was first offered in November 1994, and the Assisted Living and Personal Freedom policies, which were first offered in late 1996, is extremely limited. We believe that individuals may be more inclined to utilize home health care than enter a nursing home, which is generally a last resort, considered only after all other possibilities have been explored. Accordingly, we believe that wide variations in claims experience may be more likely with home health care insurance than with nursing home insurance. Our actuarial consultants use our experience and other industry data to compute reserves for our home health care product line.

    In addition, newer long-term care products, developed as a result of regulation or market conditions, may incorporate more benefits with fewer limitations or restrictions. For instance, the Omnibus Budget Reconciliation Act of 1990 required that Medicare supplement policies provide for guaranteed renewability and waivers of pre-existing condition coverage limitations under certain circumstances. In addition, the National Association of Insurance Commissioners has recently adopted model long-term care policy language providing nonforfeiture benefits and a rate stabilization standard for long-term care policies, either or both of which may be adopted by the states in which we write policies. The fluidity in market and regulatory forces may limit our ability to rely on historical claims experience for the development of new premium rates and reserve allocations. See "--Government Regulation."

    We use an independent firm of actuarial consultants to assist us in pricing insurance products and establishing reserves with respect to those products. These actuaries also assist us in improving the documentation of our reserve methodology, a process that has resulted in certain adjustments to our reserve levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." In 2001, we appointed Milliman and Robertson as our new actuarial consultants for periods beginning after December 31, 2000. They have completed a study of our December 31, 2000 reserve for current claims, which is more favorable than the reserve for claims provided by our former actuary. They are currently in process of reviewing our policy reserves and compiling any noted differences with our former actuary. Although we believe that our reserves are adequate to cover all policy liabilities, we cannot assure you that our reserves are adequate or that future claims experience will be similar to, or accurately predicted by, our past or current claims experience.

    As of December 31, 1999 and 2000, our reserves for current claims were approximately $164.6 million and approximately $137.5 million, respectively. In 1998, we added approximately $5.1 million to our claim reserves for 1997 and prior claim incurrals, in 1999 we added approximately $4.1 million to our claim reserves for 1998 and prior claim incurrals and in 2000, we added approximately $6.6 million to our claim reserves for 1999 and prior claim incurrals. Over time, it may continue to be necessary for us to increase our reserves.

    Policy reserves have been computed principally using the net level premium method based upon estimated future investment yield, mortality, morbidity, withdrawals and other benefits. The following table sets forth the composition of our policy reserves at December 31, 1999 and 2000 and the assumptions pertinent thereto:

                                                           AMOUNT OF POLICY
                                                            RESERVES AS OF
                                                             DECEMBER 31,
                                                          -------------------
                                                            1999       2000
                                                          --------   --------
                                                            (IN THOUSANDS)
Accident and health.....................................  $260,046   $348,344
Annuities and other.....................................       136        118
Ordinary life, individual...............................    12,049     12,947

                                                  YEARS OF ISSUE   DISCOUNT RATE
                                                  --------------   -------------
Accident and health.............................  1976 to 1986         7.0%
                                                      1987             7.5%
                                                  1988 to 1991         8.0%
                                                  1992 to 1995         6.0%
                                                      1996             7.0%
                                                  1997 to 1999         6.8%
Annuities and other.............................  1977 to 1983     6.5% to 7.0%
Ordinary life, individual.......................  1962 to 1999     3.0% to 5.5%

                                    BASIS OF ASSUMPTION
                                    -------------------
Accident and health...........  Morbidity and withdrawals based on actual and projected experience.
Annuities and other...........  Primarily funds on deposit inclusive of accrued interest.
Ordinary life, individual.....  Mortality based on 1955-60 Intercompany Mortality Table
                                Combined Select and Ultimate.

REINSURANCE

    As is common in the insurance industry, we purchase reinsurance to increase the number and size of the policies we may underwrite. By transferring, or ceding, certain amounts of premium to reinsurers, we can limit our exposure to the risk associated with these amounts. However, if a reinsurance company becomes insolvent or otherwise fails to honor its obligations under any reinsurance agreements, we remain fully liable to the policyholder.

    We reinsure any life insurance policy to the extent the risk on that policy exceeds $50,000. We currently reinsure our ordinary life policies through Reassurance Company of Hanover. We also have reinsurance agreements with Life Insurance Company of North America and Transamerica Occidental Life Insurance Company to reinsure term life policies whose risk exceeds $15,000, and with Employer's Reassurance Corporation to reinsure credit life policies whose risk exceeds $15,000.

    We have ceded, through a fronting arrangement, 100% of certain whole life and deferred annuity policies to Provident Indemnity Life Insurance Company. No new policies have been ceded under this arrangement since December 31, 1995. We also entered into a reinsurance agreement to cede 100% of certain life, accident, health and Medicare supplement insurance policies to Life and Health Insurance Company of America. These fronting arrangements are used when one insurer wishes to take advantage of another insurer's ability to procure and issue policies. As the fronting company, we remain ultimately liable to the policyholder, even though all of our risk is reinsured. Therefore, the agreements require the maintenance of securities in escrow for our benefit in the amount equal to our statutory reserve credit.

    We have also entered into reinsurance agreements with Cologne Life Reinsurance Company with respect to home health care policies with benefit periods exceeding 36 months. No new policies have been reinsured under this agreement since 1998.

    We have stop-loss reinsurance on our disability business that limits our liability in aggregate for the life of the policy or above monthly loss amounts. This coverage is ceded to Employer's Reassurance Corporation, Reassurance America Life Insurance Company and Lincoln National Life Insurance Company. Since January 1, 2000, no new policies have been ceded to Employer's Reassurance Corporation, which has historically provided the majority of our stop-loss reinsurance. Lincoln National Life Insurance Company has given notice that it will not reinsure any new policies after June 30, 2001.

    We also enter funds withheld, financial reinsurance treaties, which allow us to temporarily increase statutory surplus. Although these treaties qualify for statutory accounting treatment as reinsurance, management believes that they do not qualify as reinsurance according to generally accepted accounting principles, as there is no material probability of loss to the reinsurer. At December 31, 1998, December 31, 1999 and December 31, 2000, our statutory surplus was increased by $15,000,000, $25,000,000 and $20,000,000, respectively, from financial reinsurance.

    The following table shows our historical use of reinsurance at December 31, 1999 and December 31, 2000, excluding financial reinsurance:

                                                                            REINSURANCE RECOVERABLE
                                                                    ---------------------------------------
COMPANY                                         A.M. BEST RATING    DECEMBER 31, 1999    DECEMBER 31, 2000
-------                                         -----------------   ------------------   ------------------
                                                                                (IN THOUSANDS)
General and Cologne Life Re of America........          A+                $7,535               $8,196
Employer's Reassurance Corporation(1)(2)......          A++                1,274                  662
Reassurance America Life Insurance
  Company(1)(3)...............................          A++                  339                  400
Lincoln National Life Insurance
  Company(1)(3)...............................          A                    275                1,142
Transamerica Occidental Life Insurance
  Company.....................................          A+                    25                    1
Reassurance Company of Hanover................          A                     13                   11
Life Insurance Company of North America.......          A+                     6                    6
Provident Indemnity Life Insurance Company....          B-                 4,569                4,643
Life and Health Insurance Company of
  America.....................................          B-                   456                  409

------------------------

(1) We determine the amount of reinsurance recoverable in accordance with GAAP on an aggregate basis for multiple companies that provide reinsurance on our disability business.

(2) The amounts reported for Employer's Reassurance Corporation include the net differences between statutory and GAAP reporting for our disability reinsurance.

(3) To segregate risk by reinsurer, the amount reported for Reassurance America Life Insurance Company and Lincoln National Life Insurance Company and for reserve credits calculated under statutory accounting principles as of December 31, 1999 and 2000 is listed.

INVESTMENTS

    We invest in securities and other investments authorized by applicable state laws and regulations and follow an investment policy designed to maximize yield to the extent consistent with liquidity requirements and preservation of assets. We generally purchase fixed income securities with the expectation of holding them until maturity. However, we classify these securities as available for sale and have sold securities prior to their stated maturity, at either a gain or loss to their original cost.

    We attempt to match the duration and cash flows of our investments to the liquidity requirements of our liabilities. Although we have generally met our cash flow requirements from operations, we expect that asset liability management will become increasingly important as future claims payments increase.

    Our investments are managed by three external firms: Davidson Capital Management of Wayne, Pennsylvania, First Union National Bank of Charlotte, North Carolina and Palisade Capital Management of Fort Lee, New Jersey.

    Our investments are recorded at their current market value, with any unrealized gains or losses recorded through shareholders' equity in the current reporting period. The following table sets forth the mix of our investment portfolio and the market value of each investment segment for the periods ended December 31, 1999 and December 31, 2000.

                                                        DECEMBER 31, 1999       DECEMBER 31, 2000
                                                      ---------------------   ---------------------
                                                                  ESTIMATED               ESTIMATED
                                                      AMORTIZED    MARKET     AMORTIZED    MARKET
                                                        COST        VALUE       COST        VALUE
                                                      ---------   ---------   ---------   ---------
                                                                     (IN THOUSANDS)
U.S. Treasury securities and obligations of U.S.
  Government authorities and agencies...............  $118,547    $116,698    $120,691    $125,981
Obligations of states and political sub-divisions...       571         575         572         600
Mortgage backed securities..........................    21,888      21,118      26,529      26,720
Debt securities issued by foreign governments.......    18,533      17,599      15,817      15,549
Corporate securities................................   206,162     197,698     186,268     180,638
Equities............................................    17,853      19,163      17,112      16,496
Policy Loans........................................       150         150         142         142
                                                      --------    --------    --------    --------
Total Investments...................................  $383,704    $373,001    $367,131    $366,126
                                                      ========    ========    ========    ========
Net unrealized gain (loss)..........................  $(10,703)               $ (1,005)
                                                      --------                --------
                                                      $373,001                $366,126
                                                      ========                ========

    As of December 31, 2000, 96% of our total investments were fixed income debt securities, 36% of which were securities of the U.S. government (or its agencies or instrumentalities). The balance of our total investment portfolio consisted substantially of publicly traded equity securities.

    The following table shows the composition of the debt securities investment portfolio (at carrying value), excluding short-term investments, by rating as of December 31, 2000. Ratings are prepared by Moody's Debt Rating Service or Standard & Poor's Rating Services.

RATING                                                       AMOUNT       PERCENT
------                                                   --------------   --------
                                                         (IN THOUSANDS)
U.S. Treasury and U.S. Agency Securities...............     $126,256        36.1%
Aaa or AAA.............................................       49,319        14.1%
Aa or AA...............................................       50,694        14.5%
A......................................................       77,513        22.2%
BBB....................................................       30,406         8.7%
Other or Not Rated.....................................       15,300         4.4%
                                                            --------       -----
Total..................................................     $349,488       100.0%
                                                            ========       =====

    Our investment policy is to purchase U.S. Treasury securities, U.S. agency securities and investment-grade municipal and corporate securities with the highest yield to maturity available, and to have 7% to 10% of our bond investment portfolio mature each year. Our policy also limits high-yield investments (those rated below "BBB-") to 5% percent of our total portfolio. We may only purchase bonds rated "B" or higher. Certain investments may be unrated or in the process of being rated. At December 31, 2000, our investment portfolio contained no direct investments in real estate.

    Although our investment policy only allows for the acquisition of securities rated "B" or higher, we cannot assure you that these securities will not be downgraded by rating agencies subsequent to our purchase of them, or that debt securities will continue to make scheduled interest payments. During
November 2000, the issuer of debt securities comprising less than 1% of our investment portfolio defaulted on an interest payment and declared bankruptcy. Although we believe that this corporation declared bankruptcy for legal protective measures and that it is financially capable of making ongoing interest payments and satisfying its long-term financial commitments, we have placed the securities on non-accrual status and have currently impaired their value by approximately
$3.2 million, which represents the market value of the securities at December 31, 2000. We have not sold the securities because we believe that the current market price is artificially low for their value and that we will recognize a higher return by retaining ownership.

    We have historically limited our investments in equity securities. At December 31, 2000, common and preferred stock investments represented 4.5% of our total investments. We intend to limit our common and preferred stock investments to 10% or less of our total investments.

    The following table sets forth for the periods indicated certain information concerning investment income, including dividend payments made on common and preferred stock. The average yield calculation does not reflect the impact of changes in market interest rates upon market value of investments.

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                1998          1999          2000
                                                              --------      --------      --------
                                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
Average balance of investments, cash and cash equivalents
  during the period (at cost)(1)............................  $332,872      $392,592      $441,300
Net investment income.......................................    20,376        22,619        27,408
Average yield on investments(2).............................       6.1%          5.8%          6.2%

------------------------

(1) Average of average quarterly balances for all investable assets, including bonds, equity securities, policy loans and cash; average quarterly balances are averages of amounts at the beginning and end of the quarter.

(2) Annualized for comparative purposes.

    At December 31, 2000, the average maturity of our bond portfolio was approximately 5.0 years. The following table sets forth the contractual maturity of our bond portfolio, at amortized cost, by aggregate amount and as a percentage of our bond portfolio. Actual maturities may differ from contractual maturities because of our right to call or the issuer's right to repay obligations, with or without call or prepayment penalties.

                                                      AGGREGATE OF    PERCENTAGE OF
                                                         BONDS         TOTAL BOND
                                                        MATURING        PORTFOLIO
                                                     --------------   -------------
                                                     (IN THOUSANDS)
Due between January 1, 2001 and December 31,
  2001.............................................     $ 11,512            3.3%
Due between January 1, 2002 and December 31,
  2005.............................................       92,818           26.5
Due between January 1, 2006 and December 31,
  2010.............................................      191,070           54.6
Due after December 31, 2010........................       54,477           15.6
                                                        --------          -----
  Total............................................     $349,877          100.0%
                                                        ========          =====

    As of December 31, 2000, we had purchased approximately $40 million of corporate owned life insurance ("COLI") from American General Life Insurance Company of Houston, Texas in order to fund the long-term expense of our employee benefit programs. COLI is not recorded as an investment but is reported as other assets.

SELECTED FINANCIAL INFORMATION: STATUTORY BASIS

    The following table shows certain ratios derived from our insurance regulatory filings with respect to our accident and health policies presented in accordance with accounting principles prescribed or permitted by insurance regulatory authorities ("SAP"), which differ from the presentation under generally accepted accounting principles ("GAAP"), and which also differ from the presentation under SAP for purposes of demonstrating compliance with statutorily mandated loss ratios. See "Government Regulation."

                                                             YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         1998          1999          2000
                                                       --------      --------      --------
Loss ratio(1)(2).....................................    46.8%         70.4%         67.1%
Expense ratio(3)(2)..................................    76.4%         44.1%        114.4%
                                                        -----         -----         -----
Combined loss and expense ratio......................   123.2%        114.5%        181.5%
Persistency(4).......................................    85.5%         86.7%         86.4%

------------------------

(1) Loss ratio is defined as incurred claims and increases in policy reserves divided by collected premiums.

(2) The 1998, 1999 and 2000 loss ratios and expense ratio are significantly affected by the reinsurance of approximately $80,128,000, $90,230,000 and $225,741,000, respectively in premium on a statutory basis under financial reinsurance treaties.

(3) Expense ratio is defined as commissions and expenses incurred divided by collected premiums.

(4) Persistency represents the percentage of premiums renewed, which we calculate by dividing the total annual premiums in-force at the end of each year (less first year business for that year) by the total annual premiums in-force for the prior year. For purposes of this calculation, a decrease in total annual premiums in-force at the end of any year would be a result of non-renewal policies, including those policies that have terminated by reason of death, lapse due to nonpayment of premiums and/or conversion to other policies offered by us.

    STATUTORY ACCOUNTING PRACTICES. As long-term care insurers, our insurance subsidiaries are required by state insurance regulation to have statutory surplus, which is calculated differently than under GAAP, at a sufficient level to support existing policies as well as new business growth. Under SAP, costs associated with sales of new policies must be charged to earnings as incurred. Because these costs, together with required reserves, generally exceed first year premiums, statutory surplus may be reduced during periods of increasing first year sales. The commissions paid to agents on new business production affect our expense ratios, which are generally higher for new business than for renewing policies. Statutory accounting requires commissions to be expensed as paid. As a result, rapid growth in first year business results in higher expense ratios.

    SURPLUS REQUIREMENTS. Our insurance subsidiaries are regulated by various state insurance departments. Our primary insurance subsidiary delayed the filing of its statutory reports to allow sufficient time for Milliman and Robertson, a nationally recognized actuarial firm and our newly appointed actuary for future periods, to complete an additional actuarial study of our policy and contract claim reserves. Our subsidiary filed its statutory statement for the year ended December 31, 2000 with a qualified opinion from our former appointed actuary, indicating that our reserves for policy and contract claims were approximately $9,700,000 lower than the minimum level deemed acceptable by our former actuary. Our subsidiary has also recorded the more favorable results provided by Milliman and Robertson, which we believe are appropriate. Milliman and Robertson was appointed as our actuary for periods beyond December 31, 2000.

    The National Association of Insurance Commissioners ("NAIC") has established, and various states insurance departments have adopted, risk-based capital ("RBC") standards that life and health insurers must meet.

    The following describes the consequences of varying levels of RBC:

    - Regulatory Action Level--A company must file a Corrective Action Plan that details the insurer's plan to raise additional statutory capital over the next four years. The plan must be approved by the state insurance commissioner, who may perform an audit of the insurer's financial position.

    - Authorized Control Level--The insurance commissioner is authorized to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which may include placing the insurance company under regulatory control, which in turn, may result in rehabilitation or, ultimately, liquidation.

    - Mandatory Control Level--The insurance commissioner is required to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which include placing the insurance company under regulatory control, which in turn, may result in rehabilitation or, if deemed appropriate, liquidation.

    As of December 31, 2000, our primary insurance subsidiary's RBC was at the Regulatory Action Level based on its estimates of the reserves for policy and contract claims. However, after giving effect to the reserve difference between our reserve estimates and our former actuary's reserve estimates, our subsidiary's RBC falls into the Authorized Control Level of RBC. Both of these RBC levels require us to prepare and submit a Corrective Action Plan to the Insurance Commissioner of the Pennsylvania Insurance Department and may result in certain state insurance departments terminating our ability to write new business in their respective states. Failure to develop an adequate plan, failure to meet the capital requirements or interim capital targets established in the plan or further deterioration in the levels of statutory surplus would expose this subsidiary insurer to regulatory sanctions that may include restrictions on future growth, placing the subsidiary under regulatory control and liquidation or sale of our subsidiary.

    Although we were above the Mandatory Control Level at December 31, 2000, based upon historical experience, we expect that our continuing operations will generate additional statutory losses, or surplus strain, due to statutory accounting procedures. Also, we expect that our reduced surplus levels at December 31, 2000 will negatively impact the admissibility of some of our statutory assets, which will further reduce our surplus. We also believe that the recent downgrade of our subsidiaries' ratings by A.M. Best and Standard and Poor's will negatively impact our new business premium, and may prompt lapses of healthy policyholders, which is referred to as anti-selection. Anti-selection would require higher reserves to be established for the level of premium revenue we collected. We expect that the impact of surplus strain, non-admissibility of assets and the repayment of financial reinsurance contracts will require our subsidiary to increase statutory capital by approximately $40 million in the immediate future to ensure compliance with capital requirements for 2001.

    Toward this end, our shelf registration statement was declared effective on March 29, 2001, permitting us to sell up to $75 million of our securities.

    MINIMUM LOSS RATIOS. Mandated loss ratios are calculated in a manner intended to provide adequate reserving for the long-term care insurance risks, using statutory lapse rates and certain assumed interest rates. The statutorily assumed interest rates differ from those used in developing reserves under GAAP. For this reason, statutory loss ratios differ from loss ratios reported under GAAP. Mandatory statutory loss ratios also differ from loss ratios reported on a current basis under SAP for purposes of our annual and quarterly state insurance filings. The states in which we are licensed have the authority to change these minimum ratios and to change the manner in which these ratios are computed and the manner in which compliance with these ratios is measured and enforced. We are unable to predict the impact of (1) the imposition of any changes in the mandatory statutory loss ratios for individual or group long-term care policies to which we may become subject, (2) any changes in the minimum loss ratios for individual or group long-term care or Medicare supplement policies, or (3) any change in the manner in which these minimums are computed or enforced in the future. We have not been informed by any state that our subsidiary does not meet mandated minimums, and we believe we are in compliance with all such minimum ratios. In the event the we are not in compliance with minimum statutory loss ratios mandated by regulatory authorities with respect to certain policies, we may be required to reduce or refund premiums on such policies.

INSURANCE INDUSTRY RATING AGENCIES

    Our subsidiaries that are rated have A.M. Best ratings of "B- (fair)" and Standard & Poor's ratings of "CCC (very weak)." A.M. Best and Standard & Poor's ratings are based on a comparative analysis of the financial condition and operating performance for the prior year of the companies rated, as determined by their publicly available reports. A.M. Best's classifications range from "A++ (superior)" to "F (in liquidation)." Standard & Poor's ratings range from "AAA (extremely strong)" to "CC (extremely weak)." Standard & Poor's lowered its rating from "A-" in November 2000, citing a need for additional capital to support our rapid premium growth. In March 2001, Standard & Poor's lowered its rating to "BB+ (marginal) and placed us on "credit watch," pending further capital developments. On April 2, 2001, Standard & Poor's again lowered our rating to "CCC," the current level, and retained the "credit watch" designation on our rating. A.M. Best lowered its rating to B- from B++ in March 2001 and placed us on "credit watch," also citing deficient statutory surplus. A.M. Best and Standard & Poor's ratings are based upon factors of concern to policyholders and insurance agents, are not directed toward the protection of investors and are not recommendations to buy, hold or sell a security. In evaluating a company's financial and operating performance, the rating agencies review profitability, leverage and liquidity, as well as book of business, adequacy and soundness of reinsurance, quality and estimated market value of assets, adequacy of reserves and experience and competence of management.

    Certain distributors will not sell our group products unless we have a rating of at least an "A-." The inability of our subsidiaries to obtain higher A.M. Best or Standard & Poor's ratings could adversely affect the sales of our products if customers favor policies of competitors with better ratings. In addition, a downgrade in our ratings may cause our policyholders to allow their existing policies to lapse. Increased lapsation would reduce our premium income and would also cause us to expense fully the deferred policy costs relating to lapsed policies in the period in which those policies lapsed. These downgrades or further downgrades in our ratings also may lead some independent agents to sell less of our products or to cease selling our policies altogether.

COMPETITION

    We operate in a highly competitive industry. We believe that competition is based on a number of factors, including service, products, premiums, commission structure, financial strength, industry ratings and name recognition. We compete with a large number of national insurers, smaller regional insurers and specialty insurers, many of whom have considerably greater financial resources, higher ratings from A.M. Best and Standard & Poor's and larger networks of agents than we do. Many insurers offer long-term care policies similar to those we offer and utilize similar marketing techniques. In addition, we are subject to competition from insurers with broader product lines. We also may be subject, from time to time, to new competition resulting from changes in Medicare benefits, as well as from additional private insurance carriers introducing products similar to those offered by us.

    We also actively compete with other insurers in attracting and retaining agents to distribute our products. Competition for agents is based on quality of products, commission rates, underwriting, claims service, policyholder service and financial condition. We continuously recruit and train independent agents to market and sell our products. We also engage marketing general agents from time to time to recruit independent agents and develop networks of agents in various states. Our business and ability to compete may suffer if we are unable to recruit and retain insurance agents and if we lose the services provided by our marketing general agents.

    We also compete with non-insurer financial services companies such as banks, securities brokerage firms, investment advisors, mutual fund companies and other financial intermediaries marketing insurance products, annuities, mutual funds and other retirement-oriented investments. The Gramm-Leach-Bliley Act of 1999 implemented fundamental changes in the regulation of the financial services industry, permitting mergers that combine commercial banks, insurers and securities firms under one holding company. The ability of banks to affiliate with insurers may materially adversely affect our ability to remain competitive.

    The insurance industry may undergo further change in the future and, accordingly, new products and methods of service may also be introduced. In order to keep pace with any new developments, we may need to expend significant capital to offer new products and services and to train our agents and employees to sell and administer these products and services. Our ability to compete with other insurers depends on our success in developing new products.

GOVERNMENT REGULATION

    Insurance companies are subject to supervision and regulation in all states in which they transact business. We are registered and approved as a holding company under the Pennsylvania Insurance Code. Our insurance company subsidiaries are chartered in the states of Pennsylvania and New York. We are currently licensed in all states and the District of Columbia.

    The extent of regulation of insurance companies varies, but generally derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments. Although many states' insurance laws and regulations are based on models developed by the National Association of Insurance Commissioners, and are therefore similar, variations among the laws and regulations of different states are common.

    The NAIC is a voluntary association of all of the state insurance commissioners in the United States. The primary function of the NAIC is to develop model laws on key insurance regulatory issues that can be used as guidelines for individual states in adopting or enacting insurance legislation. While the NAIC model laws are accorded substantial deference within the insurance industry, these laws are not binding on insurance companies unless adopted by states, and variation from the model laws within states is common.

    The Pennsylvania Insurance Department, the New York State Insurance Department and the insurance regulators in other jurisdictions have broad administrative and enforcement powers relating to granting, suspending and revoking licenses to transact insurance business, licensing agents and regulating premium rates and trade practices, the content of advertising material, the form and content of insurance policies and financial statements and the nature of permitted investments. In addition, regulators have the power to require insurance companies to maintain certain deposits, capital, surplus and reserve levels calculated in accordance with prescribed statutory standards. The NAIC has developed minimum capital and surplus requirements utilizing certain risk-based factors associated with various types of assets, credit, underwriting and other business risks. This calculation, commonly referred to as RBC, serves as a benchmark for the regulation of insurance company solvency by state insurance regulators. The primary purpose of such supervision and regulation is the protection of policyholders, not investors. See "Selected Financial Information: Statutory Basis."

    As part of their routine regulatory oversight process, state insurance regulators periodically conduct detailed examinations of the books, records and operations of insurers. The Pennsylvania Insurance Department is concluding an examination of our largest insurance subsidiary. As a result of its examinations of other long-term care companies with actuarial assumptions similar to ours, the Insurance Department has required those other companies to post higher reserves. While the Insurance Department has not finalized its examination of our subsidiary or quantified any of its findings, it has expressed concerns regarding this subsidiary's reserve levels. If we are unable to support our reserve assumptions, we may be required to increase our statutory reserves by a significant amount. In the event that we are required to make similar changes to those required of other companies, our statutory reserves could be materially increased, causing a substantial decrease in our statutory surplus. A reduction in our current statutory surplus could cause our largest insurance subsidiary to fall into risk-based capital levels that may either allow or require control by the Insurance Department. Loss of control of our subsidiary would have a material adverse effect on us.

    Most states mandate minimum benefit standards and loss ratios for long-term care insurance policies and for other accident and health insurance policies. Most states have adopted the NAIC's proposed standard minimum loss ratios of 65% for individual Medicare supplement policies and 75% for group Medicare supplement policies. A significant number of states, including Pennsylvania and Florida, also have adopted the NAIC's proposed minimum loss ratio of 60% for both individual and group long-term care insurance policies. Certain states, including New Jersey and New York, have adopted a minimum loss ratio of 65% for long-term care insurance policies. The states in which we are licensed have the authority to change these minimum ratios, the manner in which these ratios are computed and the manner in which compliance with these ratios is measured and enforced.

    On an annual basis, the Pennsylvania Insurance Department and the New York State Insurance Department are provided with a calculation prepared by our appointed actuaries regarding compliance with required minimum loss ratios for Medicare supplement and credit policies. This report is made available to all states. Although certain other policies (e.g., nursing home and hospital care policies) also have specific mandated loss ratio standards, there presently are no similar reporting requirements in the states in which we do business for such other policies.

    In December 1986, the NAIC adopted the Long-Term Care Insurance Model Act to promote the availability of long-term care insurance policies, protect applicants for such insurance and facilitate flexibility and innovation in the development of long-term care coverage. The Model Act, and the regulations developed to implement it, establish standards for long-term care insurance, including provisions relating to disclosure and performance standards for long-term care insurers, incontestability periods, nonforfeiture benefits, severability, penalties and administrative procedures. Some states have adopted standards relating to agent compensation for long-term care insurance. In addition, from time to time, the federal government has considered adopting standards for long-term care insurance policies.

    Effective June 2000, the NAIC amended its model regulation on long-term care insurance. We expect the individual states to adopt the amendments over the next year. The amendments will expand disclosure and filing requirements by companies selling long-term care insurance and impose additional requirements for obtaining approval of premium increases. Under the amendments, when marketing long-term care insurance, insurers will have to disclose to consumers, among other things, that the premium may be subject to rate increases in the future, and they will have to inform consumers about each premium rate increase on that particular policy form for the previous ten years. In addition, notice of an upcoming premium increase must be given to all policyholders at least 45 days prior to its implementation.

    The changes to the NAIC regulation also create additional filing requirements for long-term care insurers, in connection with both initial product filings and premium increases. Before making an insurance form available for sale in a state, an insurer will have to provide the state's commissioner of insurance with an actuarial certification stating that the initial premium rate is sufficient to cover anticipated costs under moderately adverse circumstances and is reasonably expected to be sustainable for the life of the insurance form. Insurers will have to notify the commissioner of a proposed premium rate increase and provide an actuary's certification and an actuarial memorandum (including projections) justifying the proposed increase.

    For each rate increase, the insurer will have to file updated projections with the commissioner annually for three years. These projections must include a comparison of actual results to the company's projections. If the commissioner determines that actual experience does not match the projections, the commissioner will have the power to require rate adjustments or other measures to reduce the gap. Moreover, if the commissioner determines that an insurer has exhibited a persistent practice of filing inadequate initial premium rates, the commissioner will have the authority to prohibit the insurer from filing or marketing comparable coverage for up to five years and otherwise to restrict the kinds of products the insurer may market.

    Some state legislatures have discussed proposals to limit rate increases on long-term care insurance products. In the past, we have generally been successful in obtaining rate increases when necessary. We currently have rate increases on file with various state insurance departments and anticipate that increases on other products may be required in the future. If we are unable in the future to obtain rate increase, in the event legislation limiting rate increases passes in any state, we believe it would have a negative impact on our future earnings. Recently, California became the first state to adopt the 2000 NAIC Model, which, among other things, makes premium rate increases more difficult to obtain based upon minimum loss ratio requirements. The 2000 NAIC Model also requires disclosure of an insurance company's rate increase history.

    In September 1996, Congress enacted the Health Insurance Portability and Accountability Act, which permits premiums paid for eligible long-term care insurance policies after December 31, 1996 to be treated as deductible medical expenses for federal income tax purposes. The deduction is limited to a specified dollar amount ranging from $200 to $2,500, with the amount of the deduction increasing with the age of the taxpayer. In order to qualify for the deduction, the insurance policy must, among other things, provide for limitations on pre-existing condition exclusions, prohibitions on excluding individuals from coverage based on health status and guaranteed renewability of health insurance coverage. Although we offer tax-deductible policies, we will continue to offer a variety of non-deductible policies as well. We have long-term care policies that qualify for tax exemption under HIPAA in all states.

    In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaced the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification changes existing statutory accounting principles in certain areas and provides guidance in other areas. The Pennsylvania Insurance Department and the New York State Insurance Department adopted the Codification guidance, effective January 1, 2001. The effect of the adoption of the Codification on our statutory surplus has not been determined. However, certain aspects of the Codification are expected to reduce the surplus of our insurance subsidiaries, including certain limitations on the recognition of goodwill and EDP equipment and on the recognition of other than temporary declines in investments.

    We are also subject to the insurance holding company laws of Pennsylvania and of the other states in which we are licensed to do business. These laws generally require insurance holding companies and their subsidiary insurers to register and file certain reports, including information concerning their capital structure, ownership, financial condition and general business operations. Further, states often require prior regulatory approval of changes in control of an insurer and of intercorporate transfers of assets within the holding company structure. The Pennsylvania Insurance Department and the New York State Insurance Department must approve the purchase of more than 10% of the outstanding shares of our common stock by one or more parties acting in concert, and may subject such party or parties to the reporting requirements of the insurance laws and regulations of Pennsylvania and New York and to the prior approval and/or reporting requirements of other jurisdictions in which we are licensed. In addition, our officers, directors and 10% shareholders and those of our insurance subsidiaries are subject to the reporting requirements of the insurance laws and regulations of Pennsylvania or New York, as the case may be, and may be subject to the prior approval and/or reporting requirements of other jurisdictions in which our subsidiaries are licensed.

    Under Pennsylvania law, public utilities and their affiliates, subsidiaries, officers and employees may not be licensed or admitted as insurers. If any public utility (or affiliate, subsidiary, officer or employee of any public utility) acquires 5% or more of the outstanding shares of our common stock, such party may be deemed to be an affiliate and, if the Pennsylvania Insurance Department determines that such party exercises effective control over us, our Certificate of Authority to do business in Pennsylvania may be revoked. Although several entities own more than 5% of our common stock, no public utility or affiliate, subsidiary, officer or employer of any public utility holds sufficient voting authority to exercise effective control over us.

    States also restrict the dividends our insurance subsidiaries are permitted to pay. Dividend payments depend on profits arising from the business of our insurance company subsidiaries, computed according to statutory formulae. Under the insurance laws of Pennsylvania and New York, insurance companies can pay dividends only out of earned surplus. In addition, Pennsylvania law requires each insurance company to give 30 days' advance notice to the Pennsylvania Insurance Department of any planned extraordinary dividend (any dividend paid within any twelve-month period which exceeds the greater of (1) 10% of an insurer's surplus as shown in its most recent annual statement filed with the Department of Insurance or (2) its net gain from operations, after policyholder dividends and federal income taxes and before realized gains or losses, shown in such statement) and the Department of Insurance may refuse to allow it to pay such extraordinary dividends. Under New York law, our New York insurance subsidiary must give the New York State Insurance Department 30 days' advance notice of any proposed dividend and cannot pay any dividend if the regulator disapproves the payment during that 30-day period.

    In addition, our New York insurance company must obtain the prior approval of the New York State Insurance Department before paying any dividend that, together with all other dividends paid during the preceding twelve months, exceeds the lesser of 10% of the insurance company's surplus as of the preceding December 31 or its adjusted net investment income for the year ended the preceding December 31. Subsequent to December 31, 2000, we gave notice to the New York State Insurance Department that we intended to suspend new business development in New York due to restrictive premium to surplus ratios established in that state. In conjunction with this notice, we requested approval to issue a $4,000,000 dividend to be used by the parent company for its liquidity needs. Our request was denied. We believe that none of our other insurance subsidiaries are eligible to make dividend payments to the parent company.

    Periodically, the federal government has considered adopting a national health insurance program. Although it does not appear that the federal government will enact an omnibus health care reform law in the near future, the implementation of such a program could have a material impact upon our operations. In addition, the adoption of proposed legislation by Congress could effect our business. Among the proposals currently pending are the implementation of minimum consumer protection standards for inclusion in all long-term care policies, including guaranteed renewability, protection against inflation and limitations on waiting periods for pre-existing conditions. These proposals would also set standards for sales practices in connection with long-term care insurance and would guarantee consumers access to information regarding insurers, including lapse and replacement rates for policies and the percentage of claims denied. As with any pending legislation, it is possible that any laws finally enacted will be substantially different from the current proposals. Accordingly, we are unable to predict the impact of any such legislation on our business and operations.

    Compliance with multiple federal and state privacy laws may affect our profits. Congress enacted the Gramm-Leach-Bliley Financial Services Modernization Act in November 1999. Federal agencies have adopted regulations to implement this legislation. The Gramm-Leach-Bliley Act empowers states to adopt their own measures to protect the privacy of consumers and customers of insurers that are covered by the Gramm-Leach-Bliley Act, so long as those protections are at least as stringent as those required by the Gramm-Leach-Bliley Act. If states do not enact their own insurance privacy laws or adopt regulations, the privacy requirements of the Gramm-Leach-Bliley Act will apply, although no enforcement mechanism has yet been adopted for insurers. The Department of Health and Human Services has adopted privacy rules, which will apply to at least some of our products. The NAIC has adopted the Insurance Information and Privacy Model Act, but no state has yet adopted it. Individual state insurance regulators have indicated that their states may adopt privacy laws or regulations that are more stringent than the NAIC's model act and those provided for under federal law. Compliance with different laws in states where we are licensed could prove extremely costly.

    We monitor economic and regulatory developments that have the potential to impact our business. Recently enacted federal legislation will allow banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation may present an increased level of competition for sales of our products. Furthermore, the market for our products is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives could negatively impact the demand for these products.

EMPLOYEES

    As of December 31, 2000, we had 364 full-time employees (not including independent agents). We are not a party to any collective bargaining agreements and believe that our relationships with our employees are good. As a result of the events described in "Recent Developments," on April 24, 2001, we reduced the number of our employees by approximately 12%.

PROPERTIES

    Our principal offices in Allentown, Pennsylvania occupy two buildings, totaling approximately 30,000 square feet of office space in a 40,000 square foot building and all of an 8,000 square foot building. We own both buildings and a 2.42 acre undeveloped parcel of land located across the street from our home offices. We also lease additional office space in California, Michigan, New York and Texas.

LEGAL PROCEEDINGS

    Our subsidiaries are parties to various lawsuits generally arising in the normal course of their business.

    In April 2000, a jury awarded compensatory damages of $24,000 and punitive damages of $2 million in favor of the plaintiff in a disputed claim case against one of our subsidiaries. The trial judge granted our motion for a new trial and the plaintiff appealed the judge's order. The result of the plaintiff's appeal could be, among other things, a reinstatement of the jury verdict or confirmation of the judge's order granting us a new trial. We have established a $1 million reserve pending the outcome of this case.

    We do not believe that the eventual outcome of any of the foregoing suits to which we are a party will have a material adverse effect on our financial condition or results of operations. However, the outcome of any single lawsuit could have a material impact upon the quarterly or annual financial results of the period in which it occurs.

    On April 17, 2001, a class action complaint was filed in the United States District Court for the Eastern District of Pennsylvania against us and two of our senior officers. The complaint is captioned Earl R. Sullivan v. Penn Treaty American Corp., Irving Levit and Cameron B. Waite. The complaint alleges that we issued misleading statements about our statutory surplus, statutory reserves and financial health. The complaint seeks class action status and unspecified monetary damages under the federal securities laws. While we and our officers deny all allegations of wrongdoing and intend to vigorously defend the suit, a significant judgment could have a material adverse effect on our financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our directors and executive officers as of March 31, 2001 are:

NAME                                             AGE                          POSITION
----                                           --------   ------------------------------------------------
Irving Levit.................................     71      Chairman of the Board of Directors, Chief
                                                          Executive Officer and President

Cameron B. Waite.............................     40      Chief Financial Officer

Jim Heyer....................................     37      Chief Operating Officer and Vice President

A. J. Carden.................................     68      Director and Executive Vice President

Michael F. Grill.............................     51      Director, Treasurer and Comptroller

Jack D. Baum.................................     67      Director and Vice President of Agency Management

Domenic P. Stangherlin.......................     74      Director

Alexander M. Clark...........................     67      Director

Francis R. Grebe.............................     69      Director

David B. Trindle, FSA, MAAA..................     51      Director

    IRVING LEVIT has been a Director since 1971. He is our founder, Chairman of the Board of Directors, Chief Executive Officer and President. In addition,
Mr. Levit has been the sole owner of the Irv Levit Insurance Management Corporation, an insurance agency, since 1961. Mr. Levit has over 42 years experience in the insurance business.

    CAMERON B. WAITE has served as our Chief Financial Officer since 1996. From 1994 to 1996, Mr. Waite was Chief Financial Officer and Treasurer of Blue Fish Clothing, Inc., a manufacturer, wholesaler and retailer of women's clothing. From 1983 to 1994, Mr. Waite held various positions with Independence
Bancorp. Inc., which merged with CoreStates Financial Corporation, his last position being Vice President of Asset Liability Management. Mr. Waite has five years experience in the insurance business and 19 years experience in financial services.

    JIM HEYER has served as our Chief Operating Officer and Vice President since 1999. From 1993 to 1999, Mr. Heyer was our Vice President of Administration.
Mr. Heyer oversees our Underwriting, Claims, Product Development and Regulatory Compliance Departments. Mr. Heyer began with us in 1988 as an underwriter. From 1986 to 1988, Mr. Heyer was a Claims Examiner for The Guardian Life Insurance Company of North America. Mr. Heyer has 15 years experience in the insurance business.

    A. J. CARDEN has been a Director since 1983. He has served as our Executive Vice President since July 1983. In April 1997, Mr. Carden was also named Chief Operating Officer of some of our subsidiaries. From 1970 to July 1983, Mr. Carden served as Assistant to the President and Vice President of Claims for Columbia Life Insurance Company and Columbia Accident and Health Insurance Company located in Bloomsburg, Pennsylvania. Mr. Carden has over 40 years experience in the insurance business.

    MICHAEL F. GRILL has been a Director since 1986. He has served as our Treasurer and Comptroller since 1981. Prior to joining Penn Treaty, Mr. Grill served as Chief Accountant for World Life and Health Insurance Company located in King of Prussia, Pennsylvania from 1973 to 1981. Mr. Grill has 27 years experience in the insurance business.

    JACK D. BAUM has been a Director since 1987. He has served as our Vice President of Agency Management since 1999. Mr. Baum has also served as a Vice President of our largest insurance subsidiary since 1985. Prior to 1985, Mr. Baum served as Vice President of Marketing for National Security General Insurance Company in Lancaster, Pennsylvania, and as a Director of Group Sales and Marketing for Educators Mutual Life Insurance Company in Lancaster, Pennsylvania. Mr. Baum is a licensed agent in the areas of life, accident and health insurance. Mr. Baum has over 20 years experience in the insurance business.

    DOMENIC P. STANGHERLIN has been a Director since 1971. Mr. Stangherlin is the owner and manager of the Line Tool Company, a manufacturer of micropositioners, located in Allentown, Pennsylvania.

    ALEXANDER M. CLARK has been a Director, since 1999. Mr. Clark is a Managing Director of Advest, Inc., a position he has held since 1993. He previously served as President of John Alden Life Insurance Company of New York and as Associate Director of Research of Dean Witter & Co. He has earned the Chartered Financial Analyst designation and currently also serves as a Director of Pennsylvania National Insurance Group.

    FRANCIS R. GREBE has been a Director since 1999. He is a partner at the investment counseling firm of James M. Davidson and Company. He has held this position since 1988. Mr. Grebe also serves as a Director and Executive President of The Main Line Trust Company, a private fiduciary. Mr. Grebe has over
40 years experience with leading financial institutions in the trust and investment area, including Girard Trust Bank, Philadelphia National Bank and U.S. Trust Company of Florida. Mr. Grebe currently serves as a Director of the Athenaeum of Philadelphia and as a Trustee of The Guthrie Healthcare System. He is also a Director and former President of Family Services of Montgomery County, Pennsylvania and currently serves as Trustee of the Meshewa Farm Foundation and The Sylvan Foundation.

    DAVID B. TRINDLE, FSA, MAAA has been a Director since 1997. He is a family therapist at Catholic Charities in the State of New Jersey. He has held this position since 1999. As an actuary with 27 years experience in the areas of health insurance and managed care, Mr. Trindle served as an independent consulting actuary from 1996 until 1999. From 1993 until 1996, Mr. Trindle served as Partner and National Director of the Health Actuarial practice of KPMG Peat Marwick. Prior to 1993, Mr. Trindle served as President of QED Consulting Group, an actuarial firm specializing in health insurance and long-term care which was co-founded by Mr. Trindle in 1988. From 1973 to 1988, Mr. Trindle served in various senior management and executive roles at UNUM Corporation, Transport Life Insurance Company and Union Fidelity Life Insurance Company, where he also served on the Board of Directors. Mr. Trindle is a Member of the American Academy of Actuaries and a Fellow of the Society of Actuaries, for whom he served as Chairman of the Health Section.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth information, as of March 31, 2001, with respect to the beneficial ownership of our common stock by (i) each person known to us to own 5% or more of the outstanding shares of common stock, (ii) each of our directors, (iii) each of our four most highly compensated executive officers and (iv) all directors and executive officers as a group:

                                                                              PERCENT OF
NAME AND ADDRESS(1)                                           SHARES OWNED   OWNERSHIP(2)
-------------------                                           ------------   ------------
Irving Levit(3).............................................   2,028,772         25.27%

Goldman Sachs Asset Management(4)...........................     727,650          9.31%

Dimensional Fund Advisors, Inc.(5)..........................     616,305          7.88%

Bear Stearns Asset Management(6)............................     596,600          7.63%

Bank of America Corporation(7)..............................     433,779          5.44%

Wellington Management Company, LLP(8).......................     424,145          5.42%

Jack D. Baum(9).............................................      45,202             *

A.J. Carden(10).............................................      47,500             *

Alexander M. Clark..........................................       2,000             *

Francis R. Grebe............................................          --             *

Michael F. Grill(11)........................................      48,044             *

Jim Heyer(12)...............................................      36,100             *

Domenic P. Stangherlin......................................      27,925             *

David B. Trindle............................................       3,000             *

Cameron B. Waite(13)........................................       8,500             *

All Directors and Executive Officers as a group
  (10 persons)(14)..........................................   2,247,043         27.36%

------------------------

  * Less than 1%

 (1) Unless otherwise noted, the address of each person named above is in care of us.

 (2) Based on 7,819,384 shares outstanding, except that shares underlying options exercisable within 60 days are deemed to be outstanding for purposes of calculating the percentage owned by the holder of such options.

 (3) Includes 46,350 shares held by a private foundation of which Mr. Levit is an officer and director, 45,007 shares held by Mr. Levit as trustee of a retirement account, 147,167 shares held by Mr. Levit as co-trustee of an irrevocable trust for Mr. Levit's five children and exercisable options to purchase 208,456 shares of common stock. Excludes 46,000 shares held by Mr. Levit's wife as to which he disclaims beneficial ownership and 56,153 shares held by other family members as to which he also disclaims beneficial ownership.

 (4) According to the Schedule 13G filed with the SEC by Goldman Sachs Asset Management for the year ended December 31, 2000, the address for Goldman Sachs Asset Management is 32 Old Slip, New York, NY, 10005. Goldman Sachs Asset Management reported sole voting power with respect to 551,700 shares and sole dispositive power with respect to all shares.

 (5) According to the Schedule 13G filed with the SEC by Dimensional Fund Advisors, Inc. for the year ended December 31, 2000, the address for Dimensional Fund Advisors, Inc. is 1299 Ocean

     Avenue, 11th Floor, Santa Monica, CA 90401. Dimensional Fund
     Advisors, Inc. reported sole voting power and sole dispositive power with respect to all shares.

 (6) According to the Schedule 13G filed with the SEC by Bear Stearns Asset Management for the year ended December 31, 2000, the address for Bear Stearns Asset Management is 575 Lexington Avenue, New York, NY 10022. Bear Stearns Asset Management reported sole voting power and sole dispositive power with respect to all shares.

 (7) According to the Schedule 13G filed with the SEC by Bank of America Corporation for the year ended December 31, 2000, the address for Bank of America Corporation is 100 North Tryon Street, Charlotte, NC 28255. Bank of America reported shared voting power and shared dispositive power with respect to all shares. Includes 158,579 shares issuable upon conversion of 6 1/4% convertible subordinated notes due 2003.

 (8) According to the Schedule 13G filed with the SEC by Wellington Management Company, LLP for the year ended December 31, 2000, their principal business address is 75 State Street, Boston, MA 02109. Wellington Management Company, LLP reported shared voting power with respect to 269,098 shares and shared dispositive power with respect to all shares.

 (9) Includes exercisable options to purchase 45,202 shares of common stock.

(10) Consists of exercisable options to purchase shares of common stock.

(11) Consists of exercisable options to purchase shares of common stock.

(12) Includes exercisable options to purchase 36,000 shares of common stock.

(13) Includes exercisable options to purchase 7,500 shares of common stock.

(14) Includes exercisable options held by members of the group to purchase 392,702 shares of common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Irv Levit Insurance Management Corporation, an insurance agency which is owned by our Chairman, Chief Executive Officer and President, produced approximately $41,000, $34,000 and $43,000 of renewal premiums for some of our subsidiaries for the years ended December 31, 1998, 1999 and 2000, respectively, for which it received commissions of approximately $10,000, $8,000 and $10,000, respectively.

    Irv Levit Insurance Management Corporation also received commission overrides on business written for some of our subsidiaries by certain agents, principally general agents who were its agents prior to January 1979 and any of their sub-agents hired prior and subsequent to January 1979. These commission overrides totaled approximately $559,000, $543,000 and $551,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

    Francis Grebe, one of our directors, is a partner at the investment counseling firm of James M. Davidson and Company, an affiliate of Davidson Capital Management. Davidson Capital Management manages a portion of our investment portfolio for which it received fees of $177,000, $242,000 and $300,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

    Alexander Clark, one of our directors and the chair of our Audit Committee, is a Managing Director with Advest, Inc., which has engaged in, and may in the future engage in, investment banking and other commercial dealings with us in the ordinary course of business and is acting as an advisor with respect to this offering.

                             DESCRIPTION OF RIGHTS

THE RIGHTS

    We are issuing transferable rights at no charge to holders of record of outstanding shares of our common stock and holders of our 6 1/4% convertible subordinated notes due 2003 on the record date. The holders of our common stock will receive 1.1 rights for each share of common stock held by them on the record date. The holders of our convertible subordinated notes will receive 1.1 rights for each share of common stock that they would have owned had the notes been converted into common stock on the record date. Each right will be exercisable for one share of our common stock.

    We will not issue fractional rights or pay cash. The number of rights distributed to each holder will be rounded up to the nearest whole number. A depository, bank, trust company and securities broker or dealer holding shares of common stock or convertible subordinated notes on the record date for more than one beneficial owner may exchange its rights certificate to obtain rights certificates for the number of rights to which each such beneficial owner would have been entitled had each been a holder on the record date.

    Because the number of rights distributed to each record holder will be rounded up to the nearest whole number, beneficial owners of our common stock who are also the record holders of such shares might receive slightly more rights under certain circumstances than beneficial owners of our common stock who are not the record holders of their shares and who do not obtain (or cause the record owner of their shares of our common stock to obtain) a separate rights certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of our common stock or beneficial owners of our common stock who obtain a separate rights certificate receive more rights, they will be able to subscribe for more shares.

EXPIRATION DATE

    The rights will expire at 5:00 p.m., Eastern Time, on May 25, 2001, unless we extend the expiration date. After the expiration date, unexercised rights will be null and void. We will not be obligated to honor any purported exercise of rights received by the exercise agent after the expiration date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below. Notice of any extension of the expiration date will be made through a press release we issue.

SUBSCRIPTION PRIVILEGES

    BASIC SUBSCRIPTION PRIVILEGE.

    Each right will entitle the holder to receive, upon payment of the exercise price, one share of our common stock. Certificates for shares of our common stock purchased pursuant to the basic subscription privilege will be delivered to subscribers as soon as practicable after the expiration date.

    OVERSUBSCRIPTION PRIVILEGE.

    Subject to the allocation described below, each right also carries the right to subscribe, at the exercise price, for additional shares of our common stock. Only rights holders who exercise all of the rights held by them pursuant to the basic subscription privilege will be entitled to subscribe pursuant to the oversubscription privilege.

    Shares will be available for subscription pursuant to the oversubscription privilege only to the extent that any shares are not purchased through the basic subscription privilege. If an insufficient number of shares not purchased through the basic subscription privilege (the "remaining shares") is available to satisfy fully all subscription pursuant to the oversubscription privilege, the remaining shares will be prorated (subject to the elimination of fractional shares) among all rights holders who subscribe pursuant to the oversubscription privilege, in proportion, not to the number of shares subscribed for pursuant to the oversubscription privilege, but to the number of shares each beneficial holder subscribing pursuant to the oversubscription privilege has purchased pursuant to the basic subscription privilege; provided, however, that if such pro rata allocation results in any rights holder being allocated a greater number of remaining shares than such holder subscribed for pursuant to such holder's oversubscription privilege, then such holder will be allocated only such number of remaining shares as such holder subscribed for. If a proration of the remaining shares results in any rights holder being allocated a fewer number of remaining shares than such holder subscribed for pursuant to the oversubscription privilege, then the excess funds paid by that holder as the exercise price for shares not issued will be returned without interest or deduction. All beneficial holders who exercise the basic subscription privilege in full will be entitled to subscribe pursuant to the oversubscription privilege. Certificates representing shares of common stock purchased pursuant to the oversubscription privilege will be delivered to subscribers as soon as practicable after the expiration date and after all prorations have been effected.

    Banks, brokers and other nominee rights holders who exercise the basic subscription privilege and subscribe pursuant to the oversubscription privilege on behalf of beneficial owners of rights will be required to certify to the subscription agent and us, in connection with the subscription pursuant to the oversubscription privilege, as to the aggregate number of rights that have been exercised and the number of shares that are being subscribed for pursuant to the oversubscription privilege by each beneficial owner of rights on whose behalf such nominee holder is acting.

EXERCISE PRICE

    The exercise price is $2.40, payable in cash, per share of our common stock purchased pursuant to the basic subscription privilege or the oversubscription privilege.

EXERCISE OF RIGHTS

    Rights may be exercised by delivering to First Union National Bank (the "subscription agent"), prior to 5:00 p.m., Eastern Time, on the expiration date, the properly completed and executed rights certificate evidencing such rights with any required signatures guaranteed, together with payment in full of the exercise price for each common share subscribed for pursuant to the exercise of the rights. Such payment in full must be by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to First Union National Bank, as subscription agent, or (b) wire transfer of funds to the account maintained by the subscription agent for such purpose at First Union National Bank, ABA Routing No. 0530-00219; Account No. 5000000016439; Reference Penn Treaty American Corporation. Any wire transfer of funds should clearly indicate the identity of the subscriber who is paying the exercise price by the wire transfer. The exercise price will be deemed to have been received by the subscription agent only upon (i) clearance of any uncertified check,
(ii) receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order or
(iii) receipt of good funds in the subscription agent's account designated above. IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE UP TO TEN BUSINESS DAYS TO CLEAR. ACCORDINGLY, HOLDERS OF RIGHTS WHO WISH TO PAY THE EXERCISE PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    The address to which the rights certificates and payment of the exercise price should be delivered is:

                       First Union National Bank
                       1525 West W.T. Harris Boulevard, 3C3
                       Charlotte, North Carolina 28262-1153
                       Attention: Corporate Actions, Corporate Trust Operations

    If a rights holder whose common stock or notes are held through a broker wishes to exercise rights, but time will not permit such holder to cause the rights certificate or rights certificates evidencing such rights to reach the subscription agent on or prior to the expiration date, such rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

        (i) such holder has caused payment in full of the exercise price for each share being subscribed for pursuant to the exercise of the rights to be received (in the manner set forth above) by the subscription agent within three New York Stock Exchange trading days following the expiration date;

        (ii) the subscription agent receives, on or prior to the expiration date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Rights Certificates (the "Instructions") distributed with the rights certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising rights holder, the number of rights represented by the rights certificate or rights certificates held by such exercising rights holder, the number of shares being subscribed for and guaranteeing the delivery to the subscription agent of any rights certificate evidencing such rights within three New York Stock Exchange trading days following the date of the Notice of Guaranteed Delivery; and

       (iii) the properly completed rights certificate evidencing the rights being exercised, with any required signatures guaranteed, is received by the subscription agent within three New York Stock Exchange trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the subscription agent in the same manner as rights certificates at the address set forth above, or may be transmitted to the subscription agent by telegram or facsimile transmission (facsimile no. 704-590-7411). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the information agent, Georgeson Shareholder, at the following telephone numbers:

                       Holders of Common Stock and Notes call

                             Toll free: (888) 371-8336

                       For Banks and Brokers: (201) 896-1900

    If an exercising rights holder does not indicate the number of rights being exercised, or does not forward full payment of the aggregate exercise price for the number of rights that the rights holder indicates are being exercised, then the rights holder will be deemed to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the aggregate exercise price payment delivered by the rights holder and, to the extent that the aggregate exercise price payment delivered by the rights holder exceeds the product of the exercise price multiplied by the number of rights evidenced by the rights certificates delivered by the rights holder (such excess being the "subscription excess"), the rights holder will be deemed to have subscribed pursuant to the oversubscription privilege to purchase, to the extent available, that number of whole remaining shares equal to the quotient obtained by dividing the subscription excess by the exercise price.

    Funds received in payment of the exercise price for remaining shares subscribed for pursuant to the oversubscription privilege will be held in a segregated account pending issuance of such remaining shares. If a rights holder subscribing pursuant to the oversubscription privilege is allocated less than all of the shares of our common stock which such holder wished to subscribe for pursuant to the oversubscription privilege, the excess funds paid by such holder in respect of the exercise price for shares not issued will be returned by mail without interest or deduction as soon as practicable after the expiration date.

    Unless a rights certificate (i) provides that the shares of common stock to be issued pursuant to the exercise of rights represented thereby are to be delivered to the record holder of such rights or (ii) is submitted for the account of an Eligible Institution, signatures on such rights certificate must be guaranteed by an Eligible Institution.

    Persons who hold shares of our common stock for the account of others, such as brokers, trustees or depositaries for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the record holder of such rights should complete rights certificates and submit them to the subscription agent with the proper payment. In addition, beneficial owners of our common stock or rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner's instructions.

    The instructions accompanying the rights certificates should be read carefully and followed in detail. DO NOT SEND RIGHTS CERTIFICATES TO PENN TREATY.

    THE METHOD OF DELIVERY OF RIGHTS CERTIFICATES AND PAYMENT OF THE EXCHANGE PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS. IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., EASTERN TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE UP TO TEN BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    All questions concerning the timeliness, validity, form and eligibility of any exercise of rights or subscriptions pursuant to the oversubscription privilege will be determined by us, and our determination will be final and binding. We may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right or subscriptions pursuant to the oversubscription privilege. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither we nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of rights certificates or will incur any liability for failure to give such notification.

    Any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus supplement, the Instructions or the Notice of Guaranteed Delivery should be directed to the information agent.

NO REVOCATION

    ONCE A HOLDER OF RIGHTS HAS EXERCISED THE SUBSCRIPTION PRIVILEGE GRANTED BY THE RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED EXCEPT UPON AMENDMENT OR TERMINATION OF THE RIGHTS OFFERING.

METHOD OF TRANSFERRING RIGHTS

    Rights may be purchased or sold through usual investment channels, including banks and brokers. The rights are expected to be listed on the New York Stock Exchange. The newly issued common stock will also be listed on the New York Stock Exchange with all currently issued and outstanding shares of our common stock.

    The rights evidenced by a single rights certificate may be transferred in whole by endorsing the rights certificate for transfer in accordance with the accompanying instructions. A portion of the rights evidenced by a single rights certificate (but not fractional rights) may be transferred by delivering to the subscription agent a rights certificate properly endorsed for transfer, with instructions to register such portion of the rights evidenced thereby in the name of the transferee (and to issue a new rights certificate to the transferee evidencing such transferred rights). In such event, a new rights certificate evidencing the balance of the rights will be issued to the rights holder or, if the rights holder so instructs, to one or more additional transferees. To transfer rights to any person other than a bank or broker, signatures on the rights certificate must be guaranteed by an Eligible Institution.

    Holders wishing to transfer all or a portion of their rights (but not fractional rights) should allow a sufficient amount of time prior to the expiration date for (i) the transfer instructions to be received and processed by the subscription agent, (ii) a new rights certificate to be issued and transmitted to the transferee or transferees with respect to transferred rights, and to the transferor with respect to retained rights, if any, and (iii) the rights evidenced by such new rights certificates to be exercised or sold by the recipients thereof. Neither we nor the subscription agent will have any liability to a transferee or transferor of rights if rights certificates are not received in time for exercise or sale prior to the expiration date.

    Except for the fees charged by the subscription agent (which we will pay), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of rights will be for the account of the transferor of the rights, and neither we nor the subscription agent will pay any of such commissions, fees or expenses.

    We anticipate that the rights will be eligible for transfer through, and that the exercise of the rights may be effected through, the facilities of The Depository Trust Company.

AMENDMENTS AND CANCELLATION

    We reserve the right to extend the expiration date and to amend the terms and conditions of this offering. If we amend the terms of this offering, a new prospectus supplement will be distributed to all rights holders who have previously exercised rights and to holders of record of unexercised rights on the date we amend the terms. In addition, all rights holders who have previously exercised rights, or who exercise rights within four (4) business days after the mailing of the new prospectus supplement, shall be provided with a form of Consent to Amended Rights Offering Terms, on which they can confirm their exercise of rights and their subscriptions under the terms of this rights offering as amended by us. A rights holder who has previously exercised any rights, or who exercises rights within four (4) business days after the mailing of the new prospectus supplement, and who does not return such consent within ten (10) business days after the mailing of such consent by us will be deemed to have canceled his or her exercise of rights, and the full amount of the subscription price previously paid by such rights holder will be returned promptly by mail, without interest or deduction. Any completed rights certificate received by the subscription agent five (5) or more business days after the date of the amendment will be deemed to constitute the consent of the rights holder who completed such rights certificate to the amended terms.

    We reserve the right to cancel the offering at any time. Such cancellation would be effected by us by giving oral or written notice of such cancellation to the subscription agent and making a public announcement by press release. If the rights offering is cancelled, the exercise price will be promptly returned by mail to exercising rights holders, without interest or deduction. Neither we nor any selling rights holder will have any obligation to a purchaser of rights, whether such purchase was made through the subscription agent or otherwise, in the event that this offering is cancelled. If the rights offering is cancelled, the rights not be exercisable and will have no value. In that case, any purchaser of the rights would lose any amount paid to any selling rights holder.

DETERMINATION OF EXERCISE PRICE

    The exercise price was determined by our Board of Directors, based on a number of factors. We believe that the exercise price reflects our objective of achieving the maximum net proceeds obtainable from the offering while providing the holders of our common stock with an opportunity to make an additional investment in the company, thus avoiding dilution of their ownership position in the company.

    In approving the exercise price, the Board of Directors considered such factors as the alternatives available to us for financing our capital, surplus and reserves, other alternatives for raising capital, the market price of our common stock, our business prospects and the general condition of the securities markets at the time the offering was approved. There can be no assurance, however, that the market price of our common stock will not decline during the subscription period to a level equal to or below the exercise price, or that, following the issuance of the rights and of our common stock upon exercise of rights, a subscribing holder will be able to sell shares purchased in the rights offering at a price equal to or greater than the exercise price.

SUBSCRIPTION AGENT

    We have appointed First Union National Bank as subscription agent for the offering. The subscription agent's address, which is the address to which the rights certificates and payment of the exercise price should be delivered, as well as the address to which a Notice of Guaranteed Delivery must be delivered, is:

                       First Union National Bank
                       1525 West W.T. Harris Boulevard, 3C3
                       Charlotte, North Carolina 28262-1153
                       Attention: Corporate Actions, Corporate Trust Operations

    The subscription agent's telephone number is (800) 829-8432.

    We will pay the fees and expenses of the subscription agent and have also agreed to indemnify the subscription agent from certain liabilities which it may incur in connection with the rights offering.

FINANCIAL ADVISORS

    We have engaged Merrill Lynch & Co. and Advest, Inc. as financial advisors in connection with this offering and other strategic alternatives and will pay them customary fees for such services. We have agreed to indemnify Merrill Lynch & Co. and Advest, Inc. against certain liabilities that relate to or may arise out of this offering.

NO BOARD OR FINANCIAL ADVISOR RECOMMENDATIONS TO STOCKHOLDERS

    An investment in our common stock must be made pursuant to each right holder's or prospective investor's evaluation of its, his or her best interests. Accordingly, neither our Board of Directors nor any financial advisor we hired has made any recommendation to any rights holder or prospective investor regarding the exercise of rights.

DIRECTORS AND OFFICERS

    Our Chairman of the Board of Directors, Chief Executive Officer and President, who is the beneficial owner of approximately 25% of our common stock, has advised us that he intends to exercise rights to purchase approximately 416,667 shares, for a total price of approximately $1 million.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general summary of the principal federal income tax considerations relevant to holders of our common stock and 6 1/4% convertible subordinated notes due 2003 upon the issuance of the rights and upon the exercise or disposition of the rights. This summary is qualified in its entirety by reference to, and is based upon, the Internal Revenue Code of 1986, as amended (the "Code"), and other laws, regulations, rulings and decisions in effect on the date of this prospectus supplement as those laws, regulations, rulings and decisions were interpreted on such date. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax-exempt organizations and foreign taxpayers), or any aspect of state, local or foreign tax laws. RIGHTS HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE OFFERING THAT ARE RELEVANT TO THEIR PARTICULAR SITUATIONS.

ISSUANCE OF THE RIGHTS

    Holders of our common stock on the record date will not be required to recognize taxable income upon the receipt of the rights provided that no record date holder of common stock is permitted to elect to receive either a distribution in rights or some other form of property, and provided that the distribution does not have the result of causing some shareholders to receive property and causing other shareholders to have an increase in their proportionate interest in our assets or our earnings and profits. Since no record date holder of common stock may elect to receive a distribution other than in the form of rights, and since the distribution should not have the effect of causing some shareholders to receive property and other shareholders to receive an increase in their proportionate interest in our assets or our earnings and profits, no income should be recognized by any of the record date holders of our common stock in connection with the issuance of the rights.

    Holders of our convertible subordinated notes on the record date also should not be required to recognize taxable income upon receipt of the rights, although there is no specific Code provision governing the tax consequences of the issuance of the rights to such holders.

    Holders of our common stock and convertible subordinated notes should not be required to recognize taxable income if the oversubscription privilege becomes exercisable. Although the oversubscription privilege may enable such holders to increase their proportionate interest in our assets or earnings and profits, no shareholders or noteholders will concurrently receive property in lieu of having such privilege granted to them.

BASIS AND HOLDING PERIOD OF THE RIGHTS

    Except as provided in the following sentence, the basis of the rights received by a record date rights holder with respect to such shareholder's common stock will be zero. If either (i) the fair market value of the rights on the date of issuance is 15% or more of the fair market value (on that same date) of the common stock with respect to which they are received (which could occur in the case of a shareholder holding an oversubscription privilege if such privilege is aggregated with the basic subscription privilege in determining the value of the rights in the case of an oversubscription), or (ii) the record date holder elects under Section 307 of the Code, on the record date holder's federal income tax return for the taxable year in which the rights are received, to allocate part of the basis of the record date rights holder's shares of common stock to the rights, then, upon exercise or transfer of the rights, the record date rights holder's basis in those shares of common stock will be allocated between shares of the common stock and the rights in proportion to the fair market values of each on the date of issuance. Since the holders of our convertible subordinated notes are assumed not to recognize taxable income upon receipt of the rights and there is no specific Code provision governing the determination of the basis of the rights to such holders, the basis of the rights received by such holders should in all cases be zero.

    The holding period of a record date rights holder with respect to rights received in respect of that holder's common stock will include the stockholder's holding period for the common stock with respect to which the rights were issued. The holding period of a record date rights holder with respect to rights received in respect of that holder's convertible subordinated notes should also include the holder's holding period for the convertible subordinated notes with respect to which the rights were issued, although no specific Code provision requires that result.

    In the case of a purchaser of rights (a "Purchaser"), the basis of the Purchaser's rights will be equal to the purchase price paid therefor, and the holding period for those rights will commence on the date following the date of purchase.

TRANSFER OF THE RIGHTS

    A record date rights holder or a purchaser who sells or exchanges rights will recognize gain or loss equal to the difference between the amount realized and the basis, if any, of the rights sold or exchanged. Such gain or loss will be capital gain or loss if the common stock obtainable upon the exercise of the rights would be a capital asset in the hands of the record date rights holder or purchaser.

EXPIRATION OF THE RIGHTS

    Record date rights holders who allow such rights to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of their common stock or convertible subordinated notes.

    A purchaser who allows rights to expire unexercised will recognize a loss equal to the basis of those rights. Any loss recognized by a purchaser on the expiration of the rights will be a capital loss if the common stock obtainable upon the exercise of the rights would be a capital asset in the hands of the purchaser.

EXERCISE OF THE RIGHTS, BASIS AND HOLDING PERIOD OF ACQUIRED SHARES

    Rights holders will not recognize any gain or loss upon the exercise of their rights. The basis of each common share acquired through exercise of the rights will be equal to the sum of the subscription price paid therefor and the basis, if any, of the rights. The holding period for the common stock acquired through exercise of the rights will begin on the date the rights are exercised.

                          DESCRIPTION OF COMMON STOCK

DIVIDENDS

    Subject to the rights of the holders of preferred stock, our common stock holders are entitled to receive dividends and other distributions in cash, stock or property, when, as and if declared by the board of directors out of our assets or funds legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

VOTING RIGHTS

    At every meeting of shareholders, every common stock holder is entitled to one vote per share. Subject to any voting rights which may be granted to holders of preferred stock, any action submitted to shareholders is approved if the number of votes cast in favor of such action exceeds the number of votes required by the provisions of our Restated and Amended Articles of Incorporation, as amended, or by applicable law, subject to applicable quorum requirements. Our Restated and Amended Articles of Incorporation, as amended, require the affirmative vote of at least 67% of the voting power of all of our shareholders with respect to fundamental corporate transactions including mergers, consolidations and sales of all or substantially all assets. Our Amended and Restated By-laws provide for action by written consent.

MISCELLANEOUS

    The holders of common stock have no preemptive rights, cumulative voting rights or conversion rights and the common stock is not subject to redemption.

    The transfer agent and registrar with respect to the common stock is First Union National Bank.

    All shares of common stock offered pursuant to this prospectus supplement will, when issued, be fully paid and non-assessable. The common stock is traded on the New York Stock Exchange under the symbol "PTA."

ANTI-TAKEOVER PROVISIONS

    Our Board of Directors is divided into three classes, each of which is comprised of three directors elected for a three-year term, with one class being elected each year. Directors may be removed without cause only with the approval of 67% of the voting power of our shareholders entitled to vote in the election of directors. Any director elected to fill a vacancy, however created, serves for the remainder of the term of the director that he or she is replacing.

    Our Restated and Amended Articles of Incorporation, as amended, require the affirmative vote of shareholders owning at least 67% of the outstanding shares of our common stock in order for us to:

    - amend, repeal or add any provision to the Restated and Amended Articles of Incorporation, as amended;

    - merge or consolidate with another corporation, other than a wholly owned subsidiary;

    - exchange shares of our common stock in such a manner that a corporation, person or entity acquires our issued or outstanding shares of our common stock pursuant to a vote of shareholders;

    - sell, lease, convey, encumber or otherwise dispose of all or substantially all of our property or business; or

    - liquidate or dissolve us.

    In addition, the Restated and Amended Articles of Incorporation, as amended, permit the Board of Directors to oppose a tender offer or other offer of our securities, and allow the Board of Directors to consider any pertinent issue in determining whether to oppose any such offer.

    Pursuant to our Amended and Restated By-laws, shareholder nominations for election to the Board of Directors must be made in writing and delivered or mailed to our President at least 50 days and not more than 75 days prior to any meeting of shareholders called for the election of directors. However, if less than 50 days' notice of the meeting is given to shareholders, shareholder nominations shall be mailed or delivered to the President not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed.

    The Pennsylvania Business Corporation Law of 1988, as amended, includes certain shareholder protection provisions, some of which apply to us. The following is a description of those provisions of the Pennsylvania Business Corporation Law that apply to us and that may have an anti-takeover effect. The description is only a summary and does not purport to be complete. We refer you to the full text of the Pennsylvania Business Corporation Law.

    - The control transaction provisions allow holders of voting shares of a corporation to "put" their stock to an acquiror for fair value in the event of a control transaction (the acquisition of 20% of the voting stock of the corporation). Fair value is defined as not less than the highest price paid by the acquiror during a certain 90-day period.

    - An interested shareholder of a corporation (the beneficial owner of 20% of the voting stock either of the corporation or of an affiliate of the corporation who beneficially owned 20% of the voting stock of the corporation at any time within the five-year period immediately before the date in question) cannot engage in a business combination with the corporation for a period of five years unless:

       - the Board of Directors approves the business combination or the acquisition of shares in advance, or

       - if the interested shareholder owns eighty percent of such stock, the business combination is approved by a majority of the disinterested shareholders and the transaction satisfies certain "fair price" provisions.

       After the five-year period, the same restrictions apply, unless the transaction either is approved by a majority of the disinterested shareholders or satisfies the fair price provisions.

    - Corporations may adopt shareholders' rights plans with discriminatory provisions (sometimes referred to as poison pills) whereby options to acquire shares or corporate assets are created and issued, which contain terms that limit persons owning or offering to acquire a specified percentage of outstanding shares from exercising, converting, transferring or receiving options and allow the exercise of options to be limited to shareholders or triggered based upon control transactions. Such poison pills take effect only in the event of a control transaction. Pursuant to the Pennsylvania Business Corporation Law, the Board of Directors may adopt such poison pills without shareholder approval.

    - In taking action with respect to tender offers or takeover proposals (as for any other action), directors may, in considering the best interests of the corporation, consider the effects of any action upon employees, suppliers, customers, communities where located and all other pertinent factors.

    - Shareholders of a corporation no longer have a statutory right to call special meetings of shareholders or to propose amendments to the articles of incorporation.

    While we do not currently have a shareholder rights plan or poison pill, the effect of the provisions described above may be to deter hostile takeovers at a price higher than the prevailing market price for our common stock and to permit current management to remain in control of us. In some circumstances, certain shareholders may consider these anti-takeover provisions to have disadvantageous effects. Tender offers or other non-open market acquisitions of a company's stock are frequently made at prices above the prevailing market price of the stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. These anti-takeover provisions may discourage any or all of such acquisitions, particularly those of less than all of our shares, and may thereby deprive certain holders of our common stock of an opportunity to sell their stock at a temporarily higher market price.

    Pursuant to an amendment to our by-laws adopted on July 19, 1990, we opted out of the applicability of two additional statutory anti-takeover provisions. The first, titled "Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control," would otherwise allow us to recover all profits derived by any person or group that acquired control or disclosed an intention to acquire voting power over 20% of our equity securities on the disposition of any of our securities acquired within two years prior or eighteen months after acquiring such control or announcing an intention to that effect. The second, titled "Control Share Acquisition," would otherwise suspend the voting rights of a shareholder when his or her ownership of our securities crossed any of three thresholds (20%, 33% or 50%). The voting rights are held in abeyance until shareholders holding a majority of disinterested shares vote to restore them. The inapplicability of these provisions mitigates somewhat the deterrence of hostile anti-takeover attempts at prices in excess of the prevailing market prices and lessens the ability of current management to retain control of us.

    In addition to provisions of the Pennsylvania Business Corporation Law, the Pennsylvania Insurance Code provides that no person may acquire control of us unless such person has given prior written notice to us and received the prior approval of the Pennsylvania Insurance Commissioner. Any purchaser or holder of 10% of our shares is presumed to have acquired such control unless the Pennsylvania Insurance Commissioner, upon receipt of an application, has determined otherwise.

                                 LEGAL MATTERS

    The validity of the rights and our common stock will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, PA.

                                    EXPERTS

    The consolidated financial statements of Penn Treaty as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, included herein, have been so included in reliance upon the report (which contains an explanatory paragraph relating to Penn Treaty's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                      GLOSSARY OF CERTAIN INSURANCE TERMS

Annualized premiums............  The total premiums payable by policyholders over a twelve-month period.

Claim..........................  A demand for payment of a policy benefit because of the occurrence of an insured event, such as nursing home
                                 confinement, death of or use of home health care services by the insured or the incurrence of hospital or medical bills.

Elimination period.............  A waiting period or a probationary period in the terms of the insurance policy.

Expense ratio..................  The ratio of commissions and other expenses incurred to premiums. The percentage of premiums used to pay all the
                                 costs of acquiring, writing and servicing insurance and
                                 reinsurance.

Future policy benefits.........  Accrued obligations to policyholders that relate to insured events, such as nursing home confinement, death, use of home health care services or hospitalization.

Loss ratio.....................  The ratio of claims incurred and the increase in policy reserves to premiums.

Persistency....................  The percentage of premiums renewed, calculated by dividing the total annual premiums at the end of each year (less
                                 first year premiums for that year) by the total annual
                                 premiums in-force for the prior year.

Policy acquisition costs.......  All expenses incurred by an insurance company that vary with, and are directly related to, acquiring insurance
                                 policies. The largest component of such expenses is
                                 typically the commissions paid to insurance agents. Policy acquisition costs also include underwriting expenses.

Premiums.......................  The consideration received pursuant to the terms of an insurance contract.

Reinsurance....................  A transaction in which one insurance company ("reinsurer")
                                 assumes all or part of an insurance risk undertaken
                                 originally by another insurer ("ceding insurer"), in
                                 exchange for consideration paid by the ceding insurer.

Reserves.......................  Estimated liabilities established by an insurer to reflect the estimated costs of claims payments that the insurer will ultimately be required to pay with respect to insurance it has written.

Rider..........................  An attachment to a policy modifying conditions of the policy by restricting or expanding coverage or making some other
                                 change in the coverage.

Risk-based capital.............  A measure adopted by the NAIC and some states setting forth a methodology for assessing and reporting on the adequacy of the capital of insurers.

Statutory Accounting
Principles.....................  The method of recording transactions and preparing financial statements in accordance with the rules and procedures
                                 prescribed or permitted by state insurance regulatory
                                 authorities. The principal differences between statutory
                                 accounting principles and GAAP, the method of accounting by which we report our financial results to our shareholders, are that (i) policy acquisition costs are expensed as
                                 incurred; (ii) deferred taxes are not provided; and
                                 (iii) certain assets which are not "admitted assets" are
                                 excluded from balance sheets.

Statutory surplus..............  Under statutory accounting principles, the amount remaining after all liabilities, including loss reserves, are
                                 subtracted from all assets.

Underwriting...................  The process whereby an insurer reviews applications submitted for insurance coverage and determines whether to provide all or part of the coverage being requested for an agreed premium.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGES
                                                               -----
Report of Independent Accountants...........................      F-2

Financial Statements:

    Consolidated Balance Sheets as of December 31, 2000 and
     1999...................................................      F-3

    Consolidated Statements of Income and Comprehensive
     Income for the years ended December 31, 2000, 1999 and
     1998...................................................      F-4

    Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 2000, 1999 and 1998...........      F-5

    Consolidated Statements of Cash Flows for the years
     ended December 31, 2000, 1999 and 1998.................      F-6

Notes to Consolidated Financial Statements..................   F-7-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Penn Treaty American Corporation Allentown, Pennsylvania

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Penn Treaty American Corporation and Subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the parent holding company has limited liquidity and the Company's primary insurance subsidiary's risk-based capital does not meet certain regulatory capital requirements. Failure to meet risk-based capital requirements could expose the Company's insurance subsidiary to regulatory sanctions that may include restrictions on operations and growth, mandatory asset disposition and placing the Company's insurance subsidiary under regulatory control. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP
----------------------------
  PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
April 2, 2001

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999

                                     ($000)

                                                                2000       1999
                                                              --------   --------
                                     ASSETS

Investments:
  Bonds, available for sale at market (cost of $349,877 and
    $365,701, respectively).................................  $349,488   $353,688
  Equity securities at market (cost of $17,112 and $17,853,
    respectively)...........................................    16,496     19,163
  Policy loans..............................................       142        150
                                                              --------   --------
Total investments...........................................   366,126    373,001
Cash and cash equivalents...................................   116,596     17,347
Property and equipment, at cost, less accumulated
  depreciation of $5,162 and $4,515, respectively...........    12,467     10,242
Unamortized deferred policy acquisition costs...............   251,711    208,519
Receivables from agents, less allowance for uncollectable
  amounts of $199...........................................     3,333      2,713
Accrued investment income...................................     6,214      5,918
Federal income tax recoverable..............................     3,671      1,616
Cost in excess of fair value of net assets acquired, less
  accumulated amortization of $3,314 and $2,021,
  respectively..............................................    27,064     22,357
Present value of future profits acquired....................     2,352      2,767
Receivable from reinsurers..................................    16,131     15,070
Other assets................................................    50,466     38,089
                                                              --------   --------
  Total assets..............................................  $856,131   $697,639
                                                              ========   ========

                                   LIABILITIES

Policy reserves:
  Accident and health.......................................  $348,344   $260,046
  Life......................................................    13,065     12,167
Policy and contract claims..................................   164,565    137,534
Accounts payable and other liabilities......................    14,706     12,887
Long-term debt..............................................    81,968     82,861
Deferred income tax liability...............................    45,421     33,459
                                                              --------   --------
  Total liabilities.........................................   668,069    538,954
                                                              --------   --------
Commitments and contingencies (Note 12)

                              SHAREHOLDERS' EQUITY

Preferred stock, par value $1.00; 5,000 shares authorized,
  none outstanding..........................................        --         --
Common stock, par value $.10; 25,000 shares authorized,
  8,202 and 8,191 shares issued, respectively...............       820        819
Additional paid-in capital..................................    53,879     53,655
Accumulated other comprehensive loss........................      (662)    (7,064)
Retained earnings...........................................   140,730    117,980
                                                              --------   --------
                                                               194,767    165,390
Less 915 common shares held in treasury, at cost............    (6,705)    (6,705)
                                                              --------   --------
                                                               188,062    158,685
                                                              --------   --------
  Total liabilities and shareholders' equity................  $856,131   $697,639
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                     ($000)

                                                                2000       1999       1998
                                                              --------   --------   --------
Revenue:
  Premium revenue...........................................  $357,113   $292,516   $223,692
  Net investment income.....................................    27,408     22,619     20,376
  Net realized capital gains................................       652      5,393      9,209
  Other income..............................................     8,096      6,297        885
                                                              --------   --------   --------
                                                               393,269    326,825    254,162
                                                              --------   --------   --------

Benefits and expenses:
  Benefits to policyholders.................................   243,571    200,328    154,300
  Commissions...............................................   102,313     96,752     80,273
  Net policy acquisition costs deferred.....................   (43,192)   (51,134)   (46,915)
  General and administrative expenses.......................    49,973     40,736     26,069
  Loss due to impairment of property and equipment..........        --      2,799         --
  Reserve for claim litigation..............................     1,000         --         --
  Interest expense..........................................     5,134      5,187      4,809
                                                              --------   --------   --------
                                                               358,799    294,668    218,536
                                                              --------   --------   --------

Income before federal income taxes..........................    34,470     32,157     35,626
Provision for federal income taxes..........................    11,720     10,837     11,578
                                                              --------   --------   --------
  Net income................................................  $ 22,750   $ 21,320   $ 24,048
                                                              ========   ========   ========

Other comprehensive income:
  Unrealized holding (loss) gain arising during period......    10,350    (18,009)    10,032
  Income tax benefit (expense) from unrealized holdings.....    (3,519)     6,123     (3,411)
  Reclassification adjustment for gain included in net
    income..................................................      (652)    (5,393)    (9,209)
  Income tax benefit from reclassification adjustment.......       222      1,834      3,131
                                                              --------   --------   --------
  Comprehensive income......................................  $ 29,151   $  5,875   $ 24,591
                                                              ========   ========   ========

Basic earnings per share....................................  $   3.13   $   2.83   $   3.17
Diluted earnings per share..................................  $   2.61   $   2.40   $   2.64

Weighted average number of shares outstanding...............     7,279      7,533      7,577
Weighted average number of shares outstanding (Diluted).....     9,976     10,293     10,402

          See accompanying notes to consolidated financial statements.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                     ($000)

                                                                      ACCUMULATED
                                     COMMON STOCK       ADDITIONAL       OTHER                                 TOTAL
                                  -------------------    PAID-IN     COMPREHENSIVE   RETAINED   TREASURY   SHAREHOLDERS'
                                   SHARES     AMOUNT     CAPITAL        INCOME       EARNINGS    STOCK        EQUITY
                                  --------   --------   ----------   -------------   --------   --------   -------------
Balance, December 31, 1997......   8,178       $818       $53,194       $  7,838     $ 72,612   $(1,706)     $132,756

Net income......................                                                       24,048                  24,048
Other comprehensive income......                                             543                                  543
Option-based compensation.......                              183                                                 183
Exercised options proceeds......      11          1           139                                                 140
                                   -----       ----       -------       --------     --------   -------      --------
Balance, December 31, 1998......   8,189        819        53,516          8,381       96,660    (1,706)      157,670

Net income......................                                                       21,320                  21,320
Other comprehensive losses......                                         (15,445)                             (15,445)
Treasury stock purchase.........                                                                 (4,999)       (4,999)
Option-based compensation.......                              108                                                 108
Exercised options proceeds......       2                       31                                                  31
                                   -----       ----       -------       --------     --------   -------      --------
Balance, December 31, 1999......   8,191        819        53,655         (7,064)     117,980    (6,705)      158,685

Net income......................                                                       22,750                  22,750
Other comprehensive income......                                           6,402                                6,402
Option-based compensation.......                               86                                                  86
Exercised options proceeds......      11          1           138                                                 139
                                   -----       ----       -------       --------     --------   -------      --------
Balance, December 31, 2000......   8,202       $820       $53,879       $   (662)    $140,730   $(6,705)     $188,062
                                   =====       ====       =======       ========     ========   =======      ========

          See accompanying notes to consolidated financial statements.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                     ($000)

                                                                2000        1999        1998
                                                              ---------   ---------   ---------
Net cash flow from operating activities:
  Net income................................................  $  22,750   $  21,320   $  24,048
  Adjustments to reconcile net income to cash provided by
    operations:
    Amortization of intangible assets.......................      2,068       1,765         729
    Deferred income taxes...................................      8,675       8,860       8,426
    Depreciation expense....................................      1,275         996         629
    Loss on disposal of property and equipment..............        137       2,799          --
    Realized gain on sale of insurance charter..............         --          --        (300)
    Net realized capital (gains) losses.....................       (652)     (5,393)     (9,209)
  Increase (decrease) due to change in:
    Receivables from agents.................................       (620)       (347)       (697)
    Receivables from reinsurers.............................     (1,061)     (2,782)     (1,746)
    Policy acquisition costs, net...........................    (43,192)    (51,134)    (46,914)
    Policy and contract claims..............................     27,031      31,867      26,003
    Policy reserves.........................................     89,196      72,743      52,912
    Accounts payable and other liabilities..................      1,819       2,959       2,447
    Federal income tax recoverable..........................     (2,055)        178        (559)
    Accrued investment income...............................       (296)     (1,029)       (777)
    Other, net..............................................    (12,660)    (32,269)     (2,866)
                                                              ---------   ---------   ---------
      Cash provided by operations...........................     92,415      50,533      52,126
Cash flow from (used in) investing activities:
  Net cash purchase of subsidiary...........................     (6,000)     (9,194)         --
  Proceeds from sale of property and equipment..............         --          --         714
  Proceeds from sales of bonds..............................    207,906     108,003      70,702
  Proceeds from sales of equity securities..................     30,163      25,572      25,158
  Proceeds from sale of insurance charter...................         --          --       3,300
  Maturities of investments.................................     12,696       7,317      31,640
  Purchase of bonds.........................................   (205,213)   (168,430)   (139,350)
  Purchase of equity securities.............................    (28,326)    (24,560)    (15,194)
  Acquisition of property and equipment.....................     (3,637)     (4,472)     (1,873)
                                                              ---------   ---------   ---------
      Cash provided by (used in) investing..................      7,589     (65,764)    (24,903)
Cash flow from (used in) financing activities:
  Purchase of treasury stock................................         --      (4,999)         --
  Proceeds from exercise of stock options...................        138          31         140
  Repayments of long-term debt..............................       (893)       (856)       (202)
                                                              ---------   ---------   ---------
      Cash used in financing................................       (755)     (5,824)        (62)
                                                              ---------   ---------   ---------
(Decrease) increase in cash and cash equivalents............     99,249     (21,055)     27,161
Cash balances:
  Beginning of period.......................................     17,347      38,402      11,241
                                                              ---------   ---------   ---------
  End of period.............................................  $ 116,596   $  17,347   $  38,402
                                                              =========   =========   =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest....................  $   5,133   $   4,996   $   4,797
  Cash paid during the year for federal income taxes........  $   5,110   $   1,290   $   3,710
Non-cash investing activities:
  Acquisition of subsidiary with note payable...............  $      --   $   7,167   $      --

          See accompanying notes to consolidated financial statements.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

1. BASIS OF PRESENTATION:

    The accompanying consolidated financial statements of Penn Treaty American Corporation and its Subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles generally accepted in the United States of America ("GAAP") and include Penn Treaty Network America Insurance Company ("PTNA"), American Network Insurance Company ("ANIC"), American Independent Network Insurance Company of New York ("AINIC"), Penn Treaty (Bermuda), Ltd. ("PTB"), United Insurance Group Agency, Inc. ("UIG"), Network Insurance Senior Health Division ("NISHD"), and Senior Financial Consultants Company. Significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

    The Company is subject to interest rate risk to the extent its investment portfolio cash flows are not matched to its insurance liabilities. Management believes it manages this risk through monitoring cash flows and actuarial assumptions regarding the timing of future insurance liabilities.

    NATURE OF OPERATIONS:

    The Company sells accident and health, life and disability insurance through its wholly-owned subsidiaries. The Company's principal lines of business are long-term care products and home health care products. The Company distributes its products principally through managing general agents and independent agents. The Company operates its home office in Allentown, Pennsylvania and has satellite offices in California, Florida and New York, whose principal functions are to market and underwrite new business. The Company is licensed to operate in 50 states. Sales in Florida, Pennsylvania and California accounted for 20%, 14% and 14%, respectively, of the Company's premiums for the year ended
December 31, 2000. No other state sales accounted for more than 10% of the Company's premiums for the year ended December 31, 2000.

    GOING CONCERN:

    As discussed in Note 9, the Company's insurance subsidiaries are regulated by various state insurance departments. The Company's primary insurance subsidiary, PTNA, has delayed the filing of its statutory annual statement for fiscal 2000 to allow sufficient time for a new actuarial firm (Future Actuary) and our newly appointed actuary for future periods to complete an additional actuarial study of the December 31, 2000 policy and contract claim reserves. The Future Actuary's analysis indicates policy and contract claim reserve amounts that are approximately $9,700 less than the current appointed actuary's (Current Actuary) indications. The Company believes the Future Actuary's results are more accurate and has recorded the reserve for policy and contract claims at the amount indicated by the Future Actuary. PTNA expects to file its statutory statement for 2000 with a qualified opinion from its Current Actuary, indicating that the reserves for policy and contract claims are approximately $9,700 lower than the minimum level deemed acceptable by its Current Actuary. There is no guarantee that the insurance departments will accept this qualified actuarial opinion. The Future Actuary was

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

1. BASIS OF PRESENTATION: (CONTINUED)
appointed as the Company's actuary subsequent to December 31, 2000, for future periods beyond December 31, 2000.

    The National Association of Insurance Commissioners (NAIC) has established, and various states insurance departments have adopted, risk-based capital (RBC) standards that life and health insurers must meet. As of December 31, 2000, PTNA's RBC was at the Regulatory Action Level based on its estimates of the reserves for policy and contract claims. However, after giving effect to the reserve difference between PTNA's reserve estimates and the appointed actuary's reserve estimates, PTNA's RBC falls into the Authorized Control Level of RBC. Failure to meet either of these RBC thresholds requires the company to prepare and submit a Corrective Action Plan to the Insurance Commissioner of the Pennsylvania Insurance Department and may result in certain state insurance departments terminating PTNA's ability to write new business in their respective states. The Authorized Control Level authorizes the Insurance Commissioner to take the actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which may include placing the insurance company under regulatory control, which in turn, may result in rehabilitation or, ultimately, liquidation.

    During the year ended December 31, 2000, PTNA's statutory surplus decreased from $49,288 to $12,468. While a number of factors contributed to this decline in statutory surplus, the primary factor was the strain on statutory income created by the continued writing of new business. Under statutory accounting principles, certain costs of acquiring new business must be expensed as incurred, causing a strain on statutory income and surplus during periods of growth. This strain is anticipated to occur as long as the company continues to generate substantial levels of new business.

    The Company's insurance subsidiary ratings from A.M. Best and Standard and Poor's were downgraded in March, 2001 to B- and BB+, respectively, and placed on "credit watch", citing deficient statutory surplus levels. These downgrades could lead to, among other things, reduced premium revenue or lapsation of existing policies due to public and agent concern regarding the Company's financial strength.

    The Company has historically utilized financial reinsurance arrangements (see Note 13) to mitigate the surplus strain caused by the new business growth. As a result of these arrangements, PTNA's 2000 statutory surplus was increased by $19,620. These arrangements are designed to be paid over a relatively short period of time. As a result, a significant portion of the surplus benefit derived from the financial reinsurance treaties may reverse during fiscal 2001. There is no guarantee that the Company will be able to either renew these treaties or enter into new treaties in the future.

    The Company is required to adopt the Codification of Statutory Accounting Principles (see Note 9) as of January 1, 2001. While the Company has not performed an extensive analysis of the impacts of Codification on PTNA's surplus level, there are certain aspects of Codification that are expected to reduce PTNA's surplus, including certain limitations on the recognition of goodwill and EDP equipment for statutory accounting purposes.

    The Pennsylvania Insurance Department is concluding an examination of PTNA. PTNA is aware that the Pennsylvania Insurance Department has required other long-term care companies with similar actuarial assumptions to post higher reserves as a result of their examination. While the Pennsylvania Insurance Department has not finalized its exam or quantified any of its findings, it has expressed

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

1. BASIS OF PRESENTATION: (CONTINUED)
concerns regarding PTNA's reserve levels. If PTNA is unable to support its reserve assumptions, it may be required to increase its statutory reserves by a significant amount, causing a substantial decrease in its statutory surplus.

    The parent holding company is highly leveraged and has liquidity needs which have historically been met from the utilization of existing liquid funds at the parent level and cash flow from non-insurance company subsidiaries. These sources of funds may be insufficient to meet the parent company's liquidity needs during 2001. The parent company's convertible debentures contain certain covenants that may cause the debt to come immediately due in the event the parent is unable to make the required interest payments or if PTNA falls under regulatory control (See Note 7).

    The Company is in the process of preparing a Corrective Action Plan for submission to the Insurance Commissioner. The various items discussed above will cause PTNA's statutory surplus and RBC to decline further, and will result in mandatory regulatory control unless the Company raises additional capital. Under any scenario, including one where the Company successfully raises additional capital, it is uncertain what actions, if any, the insurance departments will take.

    The above conditions and events raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon many factors, including the regulatory action regarding the Company's current RBC levels and management's ability to raise capital to address the limited parent company liquidity and reduced statutory surplus levels. Management's plans to address these concerns primarily consist of raising additional capital. To this end, the Company has engaged investment bankers to assist the Company in raising additional capital to satisfy its near-term statutory surplus needs. The Company has an effective registration statement, whereby it is entitled to issue securities in an amount up to $75,000. The Company is also evaluating alternative financing arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    INVESTMENTS:

    Management categorizes all of its investment securities as available for sale since they may be sold in response to changes in interest rates, prepayments and similar factors. Investments in this classification are reported at the current market value with net unrealized gains or losses, net of the applicable deferred income tax effect, being added to or deducted from the Company's total shareholders' equity on the balance sheet.

    As of December 31, 2000, shareholders' equity was decreased by $662 due to net unrealized losses of $1,005. As of December 31, 1999, shareholders' equity was decreased by $7,064 due to net unrealized gains of $10,703 in the investment portfolio.

    Realized investment gains and losses, including provisions for market declines considered to be other than temporary, are included in income. Gains and losses on sales of investment securities are computed on the specific identification method.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    Policy loans are stated at the aggregate unpaid principal balance.

    UNAMORTIZED DEFERRED POLICY ACQUISITION COSTS:

    The costs primarily related to and varying with the acquisition of new business, principally commissions, underwriting and policy issue expenses, have been deferred. These deferred costs are amortized over the related premium-paying periods utilizing the same projected premium assumptions used in computing reserves for future policy benefits. Net policy acquisition costs deferred, on the consolidated statements of operations, are net of amortization of $37,681, $26,956 and $22,277 for the years ended December 31, 2000, 1999 and
1998, respectively. This amortization includes amounts attributable to current year new premium generation. Recoverability of deferred acquisition costs is dependent upon the Company's ability to obtain future rate increases. The ability to obtain these increases is subject to regulatory approval, and is not guaranteed.

    The Company regularly determines the recoverability of deferred acquisition costs through actuarial analysis. To determine recoverability, the present value of future premiums less future costs and claims are added to current reserve balances. If this amount is greater than current unamortized deferred acquisition costs, the unamortized amount is deemed recoverable. In the event recoverability is not demonstrated, the Company reassesses the calculation using justifiable premium rate increases. If rate increases are not received or are deemed unjustified, the Company will expense, as impaired, the attributable portion of the deferred asset, in the current period.

    PROPERTY AND EQUIPMENT:

    Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for improvements, which materially increase the estimated useful life of the asset, are capitalized. Expenditures for repairs and maintenance are charged to operations as incurred. Depreciation is provided principally on a straight-line basis over the related asset's estimated life. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is included in operations.

    The following table lists the range of lives used by the Company for various asset classes:

CLASS                                                          YEARS
-----                                                         --------
Automobiles.................................................       5
Equipment and Software......................................    5-12
Furniture...................................................    7-12
Buildings...................................................   10-40

    Depreciation expense was $1,275, $996 and $629 for the years ended December 31, 2000, 1999 and 1998, respectively.

    CASH AND CASH EQUIVALENTS:

    Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED:

    The costs in excess of fair value of net assets acquired (goodwill) for acquisitions made under purchase accounting methods are being amortized to expense on a straight-line basis over a 10- to 40-year range. During 2000, 1999 and 1998, $1,293, $993 and $316 were amortized to expense, respectively.

    PRESENT VALUE OF FUTURE PROFITS ACQUIRED:

    The present value of future profits of ANIC's acquired business is being amortized over the life of the insurance business acquired. During each of the years ended 2000, 1999 and 1998, $415 was amortized to expense.

    At the time of purchase, the acquired ANIC premium in-force was deemed to have a remaining average life of approximately ten years. Although amortization of future profits will normally occur in accordance with actuarial assumptions over the life of the policies, the Company determined to amortize this on a straight-line basis over ten years. The Company believes that this approach is not materially different than if an actuarial methodology had been employed.

    IMPAIRMENT OF LONG-LIVED ASSETS:

    Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. During 1999, the Company determined to discontinue its planned implementation of its computer system. The Company expensed as fully impaired the remaining carrying value of $2,799 for this asset.

    OTHER ASSETS:

    Other assets consist primarily of cash value of life insurance policies, due and unpaid insurance premiums and unamortized debt offering costs.

    During 1999, the Company purchased approximately $30,000 of corporate owned life insurance to fund the future payment of employee benefit expenses. In 2000, the Company purchased an additional $10,000. The Company includes the cash value of these policies, which is invested in investment grade corporate bonds, as other assets. Increases in the cash surrender value are recorded as other income.

    INCOME TAXES:

    Income taxes consist of amounts currently due plus deferred tax expense or benefits. Deferred income tax liabilities, net of assets, have been recorded for temporary differences between the reported amounts of assets and liabilities in the accompanying financial statements and those in the Company's income tax return.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    REVENUE RECOGNITION:

    Premiums on long duration accident and health insurance, the majority of which is guaranteed renewable, and life insurance are recognized when due. Estimates of premiums due but not yet collected are accrued. Commission override revenue from unaffiliated insurers is included in other income when its underlying premium is due, net of an allowance for unissued or cancelled policies.

    POLICY RESERVES AND POLICY AND CONTRACT CLAIMS:

    The Company establishes liabilities to reflect the impact of level renewal premiums and the increasing risks of claims losses as policyholders age.

    A liability is determined using the present value of estimated future policy benefits to be paid to or on behalf of policyholders less the present value of estimated future net premiums to be collected from policyholders. This liability is accrued as policy reserves and is recognized concurrent with premium revenue. Those estimates are based on assumptions, including estimates of expected investment yield, mortality, morbidity, withdrawals and expenses, applicable at the time insurance contracts are effective, including a provision for the risk of adverse deviation. These reserves differ from policy and contract claims, which are recognized when insured events occur.

    Policy and contract claims reserves include amounts comprising: (1) an estimate, based upon prior experience, for accident and health claims reported, and incurred but unreported losses; (2) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; (3) an estimate of future administrative expenses, which would be incurred to adjudicate existing claims. The methods for making such estimates and establishing the resulting liabilities are periodically reviewed and updated and any adjustments resulting are reflected in earnings currently.

    The establishment of appropriate reserves is an inherently uncertain process, including estimates for amounts of benefits and length of benefit period for each claim, and there can be no assurance that the ultimate liability will not materially exceed the Company's claim and policy reserves and have a material adverse effect on the Company's results of operations and financial condition. Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company's policy reserves and policy and contract claims.

    In late 1994, the Company began marketing its Independent Living policy, a home health care insurance product, which provides coverage over the full term of the policy for services furnished by a homemaker or companion who is not a qualified or licensed care provider. In late 1996, the Company began marketing its Personal Freedom policy, a comprehensive nursing home and home health care product, and its Assisted Living policy, a revised nursing home with attached home health care rider policy. In 1998, the Company introduced its Secured Risk policy, a limited benefit plan made available to higher risk applicants. Because of the Company's relatively limited claims experience with these products, the Company may incur higher than expected loss ratios and may be required to adjust further its reserve levels with respect to these products.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    The Company discounts all policy and contract claims, which involve fixed periodic payments extending beyond one year. This is consistent with the method allowed for statutory reporting, the long duration of claims, and industry practice for long-term care policies. Benefits are payable over periods ranging from six months to five years, and are also available for lifetime coverage.

    EARNINGS PER SHARE:

    A reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation follows. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

                                                       FOR THE PERIODS ENDED
                                                            DECEMBER 31,
                                                   ------------------------------
                                                     2000       1999       1998
                                                   --------   --------   --------
Net income.......................................  $22,750    $21,320    $24,048
Weighted average common shares outstanding.......    7,279      7,533      7,577
Basic earnings per share.........................  $  3.13    $  2.83    $  3.17
                                                   =======    =======    =======
Net income.......................................  $22,750    $21,320    $24,048
Adjustments net of tax:
  Interest expense on convertible debt...........    3,083      3,098      3,154
  Amortization of debt offering costs............      240        241        245
                                                   -------    -------    -------
Diluted net income...............................  $26,073    $24,659    $27,447
                                                   =======    =======    =======
Weighted average common shares outstanding.......    7,279      7,533      7,577
Common stock equivalents due to dilutive effect
  of stock options...............................       69        132        196
Shares converted from convertible debt...........    2,628      2,628      2,629
                                                   -------    -------    -------
Total outstanding shares for fully diluted
  earnings per share computation.................    9,976     10,293     10,402
Diluted earnings per share.......................  $  2.61    $  2.40    $  2.64
                                                   =======    =======    =======

    NEW ACCOUNTING PRINCIPLE:

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"
(SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of SFAS 133, hedging relationships, if any, must be designated anew and documented pursuant to the provisions of this statement. The Company will adopt SFAS 133, as amended, as of January 1, 2001. The Company has completed an implementation plan which included identifying all derivatives and evaluating risk management hedging strategies.

    The Company's assessment indicates that its convertible bond investment portfolio and its corporate owned life insurance policies contain embedded derivatives and its interest rate swap is a derivative, as defined by SFAS 133.

    The Company believes that the embedded derivatives in its convertible bond portfolio, which is classified as available for sale at December 31, 2000 in accordance with SFAS No. 115, will require the recognition of the portion of that portfolio's unrealized gain or loss that is attributable to its embedded derivatives as net realized gains or losses in its statements of income and comprehensive income. Due to the Company's expectation that the majority of changes in the market value of this portfolio are attributable to its embedded derivative features, we intend to classify these investments as trading account securities in accordance with SFAS No. 115 as of January 1, 2001.

    The Company has purchased variable life insurance policies covering substantially all of its employees. The FASB's Derivatives Implementation Group is currently reconsidering its proposed guidance regarding corporate owned life insurance policies. The Company has not determined the impact of the embedded derivative on the consolidated financial statements.

    The Company has entered into an interest rate swap agreement, which serves to convert its mortgage loan from a variable rate to a fixed rate instrument. The Company has determined that the swap qualifies as a cash-flow hedge. The effects have been determined to be immaterial to the financial statements.

    The Company's involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate its own risk and is not considered speculative in nature.

3. SALE OF INSURANCE CHARTER:

    On December 30, 1998, the Company sold all of the common stock of Penn Treaty Life Insurance Company ("PTLIC") to an unaffiliated insurance company. The Company received approximately $3,300 in cash representing the final value of PTLIC's' statutory capital and surplus at December 30, 1998 and a purchase premium. All policies in-force were reinsured through a 100% quota share agreement to PTNA.

4. ACQUISITION OF BUSINESSES:

    The Company purchased all of the common stock of United Insurance Group Agency, Inc. (UIG), a Michigan based consortium of long-term care insurance agencies, for the amount of $18,192, of which $8,078 was in the form of a three-year installment note, with the remainder paid in cash. The acquisition was effective January 1, 1999. The Company accounted for the acquisition as a purchase, and established $17,000 of goodwill, which it will amortize over 25 years. The proforma effect of

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

4. ACQUISITION OF BUSINESSES: (CONTINUED) consolidating the financial results of UIG prior to 1999 is immaterial to the Company's financial condition or results of operations.

    On January 10, 2000, PTNA entered a purchase agreement to acquire all of the common stock of Network Insurance Senior Health Division (NISHD), a Florida brokerage insurance agency for cash of $6,000. The acquisition was effective January 1, 2000. The Company accounted for the acquisition as a purchase and recorded $6,000 of goodwill, to be amortized over 20 years. The proforma effect of consolidating the financial results of NISHD prior to 2000 is immaterial to the Company's financial condition or results of operations.

5. INVESTMENTS AND FINANCIAL INSTRUMENTS:

    The amortized cost and estimated market value of investments in debt securities as of December 31, 2000 and 1999 are as follows:

                                                                 DECEMBER 31, 2000
                                           --------------------------------------------------------------
                                           AMORTIZED   GROSS UNREALIZED   GROSS UNREALIZED    ESTIMATED
                                             COST           GAINS              LOSSES        MARKET VALUE
                                           ---------   ----------------   ----------------   ------------
U.S. Treasury securities and obligations
  of U.S Government authorities and
  agencies...............................  $120,691         $5,654            $  (364)         $125,981
Mortgage backed securities and
  collateralized mortgage obligations....    26,529            343               (152)           26,720
Obligations of states and political sub-
  divisions..............................       572             28                 --               600
Debt securities issued by foreign
  governments............................    15,817             44               (312)           15,549
Corporate securities.....................   186,268          2,291             (7,921)          180,638
                                           --------         ------            -------          --------
                                           $349,877         $8,360            $(8,749)         $349,488
                                           ========         ======            =======          ========

                                                                 DECEMBER 31, 1999
                                           --------------------------------------------------------------
                                           AMORTIZED   GROSS UNREALIZED   GROSS UNREALIZED    ESTIMATED
                                             COST           GAINS              LOSSES        MARKET VALUE
                                           ---------   ----------------   ----------------   ------------
U.S. Treasury securities and obligations
  of U.S Government authorities and
  agencies...............................  $118,547         $  594            $ (2,443)        $116,698
Mortgage backed securities and
  collateralized mortgage obligations....    21,888             13                (783)          21,118
Obligations of states and political sub-
  divisions..............................       571              4                  --              575
Debt securities issued by foreign
  governments............................    18,533             --                (934)          17,599
Corporate securities.....................   206,162          2,137             (10,601)         197,698
                                           --------         ------            --------         --------
                                           $365,701         $2,748            $(14,761)        $353,688
                                           ========         ======            ========         ========

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

5. INVESTMENTS AND FINANCIAL INSTRUMENTS: (CONTINUED)

    The amortized cost and estimated market values of debt securities at December 31, 2000 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        AMORTIZED    ESTIMATED
                                                          COST      MARKET VALUE
                                                        ---------   ------------
Due in one year or less...............................  $ 11,512      $ 11,590
Due after one year through five years.................    92,818        90,864
Due after five years through ten years................   191,070       192,574
Due after ten years...................................    54,477        54,460
                                                        --------      --------
                                                        $349,877      $349,488
                                                        ========      ========

    Gross proceeds and realized gains and losses on the sales of debt securities, excluding calls, were as follows:

                                                               GROSS      GROSS
                                                              REALIZED   REALIZED
                                                   PROCEEDS    GAINS      LOSSES
                                                   --------   --------   --------
2000.............................................  $207,906    $8,613     $9,114
1999.............................................  $108,003    $3,133     $1,492
1998.............................................  $ 70,702    $2,395     $    3

    Gross proceeds and realized gains and losses on the sales of equity securities were as follows:

                                                                GROSS      GROSS
                                                               REALIZED   REALIZED
                                                    PROCEEDS    GAINS      LOSSES
                                                    --------   --------   --------
2000..............................................  $30,163     $4,241     $3,088
1999..............................................  $25,572     $4,848     $1,073
1998..............................................  $25,158     $6,891     $  400

    At December 31, 2000, the Company reduced its cost basis on a bond, whose issuer had declared bankruptcy, to its market value, realizing an impairment charge of $3,200.

    Gross unrealized gains (losses) pertaining to equity securities were as follows:

                                                  GROSS        GROSS
                                     ORIGINAL   UNREALIZED   UNREALIZED    ESTIMATED
                                       COST       GAINS        LOSSES     MARKET VALUE
                                     --------   ----------   ----------   ------------
2000...............................  $17,112      $1,758       $(2,374)      $16,496
1999...............................  $17,853      $2,579       $(1,269)      $19,163
1998...............................  $15,090      $2,558       $  (314)      $17,334

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

5. INVESTMENTS AND FINANCIAL INSTRUMENTS: (CONTINUED)
    Net investment income is applicable to the following investments:

                                                     2000       1999       1998
                                                   --------   --------   --------
Bonds............................................  $25,777    $21,460    $18,519
Equity securities................................      665        482        342
Cash and short-term investments..................    1,751      1,432      1,794
                                                   -------    -------    -------
Investment income................................   28,193     23,374     20,655
Investment expense...............................     (785)      (755)      (279)
                                                   -------    -------    -------
Net investment income............................  $27,408    $22,619    $20,376
                                                   =======    =======    =======

    Pursuant to certain statutory licensing requirements, as of December 31, 2000, the Company had on deposit bonds aggregating $8,118 in insurance department safekeeping accounts. The Company is not permitted to remove the bonds from these accounts without approval of the regulatory authority.

6. POLICY RESERVES AND CLAIMS:

    Policy reserves have been computed principally by the net level premium method based upon estimated future investment yield, mortality, morbidity, withdrawals and other benefits. The composition of the policy reserves at December 31, 2000 and 1999 and the assumptions pertinent thereto are presented below:

                                                           AMOUNT OF POLICY
                                                            RESERVES AS OF
                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
Accident and health.....................................  $348,344   $260,046
Annuities and other.....................................       118        118
Ordinary life, individual...............................    12,947     12,049

                                                  YEARS OF ISSUE   DISCOUNT RATE
                                                  --------------   -------------
Accident and health.............................   1976 to 1986            7.0%
                                                           1987            7.5%
                                                   1988 to 1991            8.0%
                                                   1992 to 1995            6.0%
                                                           1996            7.0%
                                                   1997 to 2000            6.8%
Annuities and other.............................   1977 to 1983     6.5% & 7.0%
Ordinary life, individual.......................   1962 to 2000    3.0% to 5.5%

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

6. POLICY RESERVES AND CLAIMS: (CONTINUED)
    BASIS OF ASSUMPTION

Accident and health..........  Morbidity and withdrawals based on actual and projected experience.

Annuities and other..........  Primarily funds on deposit inclusive of accrued interest.

Ordinary life, individual....  Mortality based on 1955-60 Intercompany Mortality Table Combined Select
                               and Ultimate.

    Policy and contract claims reserves, including incurred but unreported claims reserves, are $164,565 and $137,534 at December 31, 2000 and 1999, respectively.

    Activity in policy and contract claims is summarized as follows:

                                                            2000       1999
                                                          --------   --------
Balance at January 1....................................  $137,534   $105,667
less reinsurance recoverable............................     3,917      3,335
                                                          --------   --------
Net balance at January 1................................   133,617    102,332
Incurred related to:
  Current year..........................................   135,084    117,086
  Prior years...........................................    13,427      9,231
                                                          --------   --------
    Total incurred......................................   148,511    126,317
Paid related to:
  Current year..........................................    37,864     25,145
  Prior years...........................................    85,153     69,887
                                                          --------   --------
    Total paid..........................................   123,017     95,032
Net balance at December 31..............................   159,111    133,617
plus reinsurance recoverable............................     5,454      3,917
                                                          --------   --------
Balance at December 31..................................  $164,565   $137,534
                                                          ========   ========

    In the year in which a claim is first incurred, the Company establishes reserves that are actuarially determined to be the present value of all future payments required for that claim.

    The Company measures the validity of prior year assumptions by reviewing the development of reserves for the prior period (i.e., incurred from prior years). This amount, $13,427 and $9,231 in 2000 and 1999, respectively, includes imputed interest from prior year-end reserve balances of $6,863 and $5,085, respectively, plus adjustments to reflect actual versus estimated claims experience. These adjustments, particularly as a percentage of the prior year-end reserve balance, yield a relative measure of deviation in actual performance to initial assumptions. In 2000, the Company added approximately $6,600 or 4.8% of prior year-end reserves to claim reserves for 1999 and prior claim incurrals. In 1999, the Company added approximately $4,100 or 3.9% of prior year-end reserves to claim reserves for 1998 and prior claim incurrals. While the Company does not believe that either 2000 or 1999 additions

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

6. POLICY RESERVES AND CLAIMS: (CONTINUED) represent material deviation from its estimates, claims development has exceeded its expectations in both periods.

7. LONG-TERM DEBT:

    Long-term debt at December 31, 2000 and 1999 is as follows:

                                                                2000       1999
                                                              --------   --------
Convertible, subordinated debt issued in November 1996, with a semi-annual coupon of 6.25% annual percentage rate. Debt is callable after December 2, 1999 at declining redemption values and matures in 2003. Prior to maturity, the debt is convertible to shares of the Company's common stock at
  $28.44 per share..........................................  $74,750    $74,750
Mortgage loan with interest rate fixed for five years at
  6.85% effective September 1998, which repriced from 7.3%
  in 1997. Although carrying a variable rate of LIBOR + 90
  basis points, the loan has an effective fixed rate due to
  an offsetting swap with the same institution. Current
  monthly payment of $16 based on a fifteen year
  amortization schedule with a balloon payment due September
  2003; collateralized by property with depreciated cost of
  $2,352 and $2,422 as of December 31, 2000 and 1999,
  respectively..............................................    1,664      1,739
Installment note for purchase of United Insurance Group,
  Inc., payable in annual installments at 0% interest.
  (imputed at 6%)...........................................    5,554      6,372
                                                              -------    -------
                                                              $81,968    $82,861
                                                              =======    =======

    Principal repayment of mortgage and other debt are as follows:

2001........................................................  $ 2,778
2002........................................................    2,946
2003........................................................   76,244
2004........................................................       --
2005........................................................       --
                                                              -------
                                                              $81,968
                                                              =======

    The convertible debt contains covenants including the timely payment of interest and principal and requires the Company to protect the interests of its insurance subsidiaries. If PTNA is placed into receivorship by the Pennsylvania Insurance Department, the Company may be in default of the terms of its convertible debt.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

8. FEDERAL INCOME TAXES:

    The provision for Federal income taxes for the years ended December 31 consisted of:

                                                     2000       1999       1998
                                                   --------   --------   --------
Current..........................................  $ 3,045    $ 1,974    $ 3,152
Deferred.........................................    8,675      8,863    $ 8,426
                                                   -------    -------    -------
                                                   $11,720    $10,837    $11,578
                                                   =======    =======    =======

    Deferred income tax assets and liabilities have been recorded for temporary differences between the reported amounts of assets and liabilities in the accompanying financial statements and those in the Company's income tax return. Management believes the existing net deductible temporary differences are realizable on a more likely than not basis. The sources of these differences and the approximate tax effect are as follows for the years ended December 31:

                                                            2000       1999
                                                          --------   --------
Net operating loss carryforward.........................  $  3,080   $  3,794
Policy reserves.........................................    18,841     19,321
Unrealized losses on investments........................       352      3,639
Other than temporary decline in market value............     1,150         --
Other...................................................       612         --
                                                          --------   --------
  Total deferred tax assets.............................  $ 24,035   $ 26,754
                                                          ========   ========
Deferred policy acquisition costs.......................  $(67,533)  $(58,136)
Present value of future profits acquired................      (823)      (968)
Premiums due and unpaid.................................    (1,100)      (984)
Other...................................................        --       (125)
                                                          --------   --------
  Total deferred income taxes...........................  $(69,456)  $(60,213)
                                                          ========   ========
Net deferred income tax (liability).....................  $(45,421)  $(33,459)
                                                          ========   ========

    The Company has net operating loss carryforwards of approximately $9,000, which have been generated by taxable losses at the Company's non-life parent, and if unused will expire between 2018 and 2020. The net operating loss carryforwards can be utilized by the Company's insurance subsidiaries subject to the lesser of subsidiary taxable income or 35% of the current aggregate carryforward amount.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

8. FEDERAL INCOME TAXES: (CONTINUED)
    A reconciliation of the income tax provision computed using the Federal income tax rate to the provision for federal income taxes is as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
Computed Federal income tax (benefit) provision at statutory
  rate......................................................  $12,065    $10,933    $12,113
Small life insurance company deduction......................       --       (120)      (376)
Tax-exempt income...........................................     (585)       (96)      (336)
Other.......................................................      240        120        177
                                                              -------    -------    -------
                                                              $11,720    $10,837    $11,578
                                                              =======    =======    =======

    At December 31, 2000, the accumulated earnings of the Company for Federal income tax purposes included $1,451 of "Policyholders' Surplus", a special memorandum tax account. This memorandum account balance has not been currently taxed, but income taxes computed at then-current rates will become payable if surplus is distributed. Provisions of the Deficit Reduction Act of 1984 do not permit further additions to the "Policyholders' Surplus" account.

9. STATUTORY INFORMATION:

    The insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance department of the state of domicile. Net income and capital and surplus as reported in accordance with statutory accounting principles for the Company's insurance subsidiaries are as follows:

                                                   2000       1999       1998
                                                 --------   --------   --------
Net Income (loss)..............................  ($28,984)  ($ 6,826)  $ 7,507
Capital and surplus............................    29,137     66,872    76,022

    Total reserves, including policy and contract claims, reported to regulatory authorities were approximately $212,082 and $166,829 less than those recorded for GAAP as of December 31, 2000 and 1999, respectively. This difference is primarily attributable to funds withheld reinsurance agreements in force as of December 31, 1999 and 2000. For further discussion see Note 13, Reinsurance.

    The differences in statutory net income compared to GAAP net income are primarily due to the immediate expensing of acquisition costs as well as differing reserving methodologies and treatment of reinsurance and deferred income taxes. Due to these differences in expensing of acquisition costs and reserving methodologies, under statutory accounting there is generally a net loss and a corresponding decrease in surplus, referred to as surplus strain, during periods of high growth.

    The Company's primary insurance subsidiary, PTNA, has delayed the filing of its statutory annual statement for fiscal 2000 to allow sufficient time to engage a new actuary (Future Actuary) to complete an additional actuarial study of the December 31, 2000 policy and contract claim reserves. The Future Actuary's analysis indicates policy and contract claim reserve amounts that are approximately $9,700 less than the current appointed actuary's (Current Actuary) indications. The Company believes the Future Actuary's results are more accurate and has recorded the reserve for policy and contract claims

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

9. STATUTORY INFORMATION: (CONTINUED)
at the amount indicated by the Future Actuary. PTNA expects to file its statutory statement for 2000 with a qualified opinion from its Current Actuary, indicating that the reserves for policy and contract claims are approximately $9,700 lower than the minimum level deemed acceptable by the Current Actuary. There is no guarantee that the insurance departments will accept this qualified actuarial opinion. The Future Actuary was appointed as the Company's actuary subsequent to December 31, 2000 for future periods after December 31, 2000.

    The National Association of Insurance Commissioners (NAIC) has established, and various states insurance departments have adopted, risk-based capital (RBC) standards that life and health insurers must meet. RBC standards are designed to measure the acceptable level of capital an insurer should have, based on the inherent and specific risks of each insurer.

    As of December 31, 2000, PTNA RBC was at the Regulatory Action Level based on its estimates of the reserves for policy and contract claims. However, after giving effect to the reserve difference between PTNA's reserve estimates and its former actuary's reserve estimates, PTNA's RBC falls into the Authorized Control Level of RBC. Failure to meet either of these RBC thresholds requires PTNA to prepare and submit a Corrective Action Plan to the Insurance Commissioner of the Pennsylvania Insurance Department and may result in certain state insurance departments terminating PTNA's ability to write new business in their respective states. The Authorized Control Level authorizes the Insurance Commissioner to take whatever regulatory actions it considers necessary to protect the best interests of the policyholders and creditors of an insurer, which may include placing the insurance company under regulatory control, resulting in rehabilitation or liquidation.

    Under Pennsylvania and New York insurance law, dividends may be paid from PTNA, ANIC or AINIC only from statutory profits of earned surplus and require insurance department approval if the dividend is in excess of the lesser of 10% of surplus or net statutory income of the prior year. ANIC paid a dividend to the parent holding company in the amount of $0 and $250 in 2000 and 1999, respectively. AINIC has requested permission of the New York Insurance Department to pay a dividend of $4,000 to the parent holding company. This request is currently under consideration by the New York Insurance Department. Payment of this dividend would virtually exhaust AINIC's dividend paying capabilities.

    The Pennsylvania Department of Insurance, the New York Insurance Department and the insurance regulators in other jurisdictions have broad administrative and enforcement powers relating to the granting, suspending and revoking of licenses to transact insurance business, the licensing of agents, the regulation of premium rates and trade practices, the content of advertising material, the form and content of insurance policies and financial statements and the nature of permitted investments. In addition, regulators have the power to require insurance companies to maintain certain deposits, capital, surplus and reserve levels calculated in accordance with prescribed statutory standards. The primary purpose of such supervision and regulation is the protection of policyholders, not investors.

    In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

9. STATUTORY INFORMATION: (CONTINUED)
statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

    The Pennsylvania and New York Insurance Departments have adopted the Codification guidance, effective January 1, 2001. The effect of adoption on the Company's statutory surplus has not been determined, however, there are certain aspects of Codification that are expected to reduce the insurance subsidiaries' surplus, including certain limitations on the recognition of goodwill and EDP equipment, and the recognition of other than temporary declines in investments.

10. 401(k) RETIREMENT PLAN:

    The Company has a 401(k) retirement plan, covering substantially all employees with at least one year of service. Under the plan, participating employees may contribute up to 15% of their annual salary on a pre-tax basis. The Company, under the plan, equally matches employee contributions up to the first 3% of the employee's salary. The Company and employee portion of the plan is vested immediately. The Company's expense related to this 401(k) plan was $147, $129 and $98 for the years ended December 31, 2000, 1999 and 1998, respectively. The Company may elect to make a discretionary contribution to the plan, which will be contributed proportionately to each eligible employee. The Company did not make a discretionary contribution in 2000, 1999 or 1998.

11. STOCK OPTION PLANS:

    At December 31, 2000, the Company had three stock-based compensation plans, which are described below. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, ("SFAS
No. 123"), and applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed employee stock option plans. Had compensation cost for the Company's employee stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying the SFAS No. 123 proforma disclosure are not indicative of future amounts.

                                                                      2000       1999       1998
                                                                    --------   --------   --------
Net Income                        As reported.....................  $22,750    $21,320    $24,048
                                  Proforma........................  $22,325    $21,030    $23,758

Basic Earnings Per Share          As reported.....................  $  3.13    $  2.83    $  3.17
                                  Proforma........................  $  3.07    $  2.79    $  3.14

Diluted Earnings Per Share        As reported.....................  $  2.61    $  2.40    $  2.64
                                  Proforma........................  $  2.57    $  2.37    $  2.61

    Compensation cost is estimated using an option-pricing model with the following assumptions for options granted in 2000: an expected life of
5.3 years, volatility of 28.3% and a risk free rate of 4.83%. The weighted average fair value of those options granted in years prior to and including 2000 was

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

11. STOCK OPTION PLANS: (CONTINUED)
$7.70. No options were granted under these plans in 1998 or 1999. No compensation expense is calculated for those options granted prior to 1995.

    The Company's 1987 Employee Incentive Stock Option Plan provided for the granting of options to purchase up to 1,200 shares of common stock. This plan expired in 1997 and was subsequently replaced by the 1998 Employee Non-Qualified Incentive Stock Option Plan. The 1998 Plan allows for the grant of options to purchase up to 600 shares of common stock. No new options may be granted under the 1987 Plan. The term of each option is ten years and the options become exercisable in varying, annual installments commencing one year from the option grant date.

    Effective May 1995, the Company adopted a Participating Agent Stock Option Plan which provides for the granting of options to purchase up to 300 shares of common stock. The exercise price of all options granted under the plan may not be less than the fair market value of the shares on the date of grant. The term of each option is ten years, and the options become exercisable in four equal, annual installments commencing one year from the option grant date. SFAS
No. 123 requires that the deemed value of options granted to non-employees be recognized as compensation expense over the estimated life of the option. Options were granted in 1995, 1996 and 1997. No agent options were granted in 1998, 1999 or 2000. The Company recognized $86, $108 and $183, in 2000, 1999 and
1998, respectively as a result of these grants.

    The following is a summary of the Company's option activity, including grants, exercises, forfeitures and weighted average price information:

                                                       2000                    1999                    1998
                                               ---------------------   ---------------------   ---------------------
                                                           EXERCISE                EXERCISE                EXERCISE
                                                            PRICE                   PRICE                   PRICE
                                               OPTIONS    PER OPTION   OPTIONS    PER OPTION   OPTIONS    PER OPTION
                                               --------   ----------   --------   ----------   --------   ----------
Outstanding at beginning of year.............    552        $19.64       554        $19.62       574        $19.22
Granted......................................    155        $19.25         0        $   --         0        $   --
Exercised....................................     11        $12.56         2        $13.38        11        $14.91
Canceled.....................................     11        $24.44         0        $   --         9        $16.03
                                                 ---                     ---                     ---
Outstanding at end of year...................    685        $19.59       552        $19.64       554        $19.62
                                                 ===                     ===                     ===
Exercisable at end of year...................    457        $18.15       404        $16.20       305        $15.47
                                                 ===                     ===                     ===

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

11. STOCK OPTION PLANS: (CONTINUED)

                            OUTSTANDING                   EXERCISABLE
                                AT          REMAINING         AT
                           DECEMBER 31,    CONTRACTUAL   DECEMBER 31,
RANGE OF EXERCISE PRICES       2000        LIFE (YRS)        2000
------------------------   -------------   -----------   -------------
           8.71                   5              2              5
           8.92                  26              2             26
           9.81                  45              2             45
          11.17                  13              1             14
          12.28                  26              8             26
          12.38                  77              5             77
          12.63                   5              5              5
          13.61                  48              5             34
          19.25                 155             10              0
          20.50                 121              6            121
          22.55                  48              6             27
          32.25                  87              7             65
          35.48                  29              7             12
                                ---                           ---
                                685                           457
                                ===                           ===

12. COMMITMENTS AND CONTINGENCIES:

    OPERATING LEASE COMMITMENTS:

    The total net rental expenses under all leases amounted to approximately $688, $629 and $260 for the years ended December 31, 2000, 1999 and 1998, respectively.

    The Company's required payments due under non-cancelable leases in each of the next five years are as follows:

YEARS                                                  AMOUNT
-----                                                 --------
2001................................................    $547
2002................................................     433
2003................................................     344
2004................................................     252
2005................................................      18

    During May 1987, the Company assigned its rights and interests in a land lease to a third party for $175. The agreement indemnifies the Company against any further liability with respect to future lease payments. The Company remains contingently liable to the lessor under the original deed of lease for rental payments of $16 per year, the amount being adjustable based upon changes in the consumer price index since 1987, through the year 2063.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

12. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    LETTER OF CREDIT:

    As part of the Company's financial reinsurance agreements in effect at December 31, 2000 and 1999, it received an unsecured letter of credit from a bank for $5,000 and $25,000, respectively, which serve to allow the Company to receive reserve credit for its financial reinsurance with state insurance departments at each of those dates.

    LITIGATION:

    The Company is a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management, the resolution of these lawsuits will not have a material effect on the financial condition or results of operations of the Company.

    In April 2000, a jury awarded compensatory damages of $24 and punitive damages of $2,000 in favor of the plaintiff in a disputed claim case against PTNA. The trial judge granted the Company's motion for a new trial or a remitter of the award to $1,000. The plaintiff appealed the judge's order. The result of the plaintiff's appeal could be, among other things, a reinstatement of the jury verdict or confirmation of the judge's order granting a new trial. The Company has established a $1,000 reserve pending the outcome of this case.

13. REINSURANCE:

    The Company currently reinsures with unaffiliated companies any life insurance policy to the extent the risk on that policy exceeds $50.

    Effective January 1994, PTNA entered into a reinsurance agreement to cede 100% of certain life, accident and health and Medicare supplement insurance to a third party insurer. Total reserve credits taken related to this agreement as of December 31, 2000, 1999 and 1998 were approximately $409, $456 and $533 respectively.

    PTNA is party to a reinsurance agreement to cede 100% of certain whole life and deferred annuity policies to be issued by PTNA to a third party insurer. These policies are intended for the funeral arrangement or "pre-need" market. Total reinsurance recoverables taken related to this agreement as of December 31, 2000, 1999 and 1998 were approximately $4,643, $4,569 and $3,223, respectively. The third party reinsurer maintains securities at least equal to the statutory reserve credit in escrow with a bank. Effective January 1, 1996, this Agreement was modified, and as a result, no new business is reinsured under this facility.

    PTNA is a party to a reinsurance agreement to cede certain home health care claims beyond 36 months. Reinsurance recoverables related to this treaty were $6,054 and $5,470 at December 31, 2000 and 1999, respectively.

    PTNA is party to a coinsurance agreement on a previously acquired block of long-term care business whereby 66% is ceded to a third party. At December 31, 2000, 1999 and 1998, reinsurance recoverables taken related to this treaty were approximately $2,142, $2,065 and $1,852, respectively.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

13. REINSURANCE: (CONTINUED)
    Effective December 31, 1999 and 2000, PTNA entered separate funds withheld financial reinsurance agreements with unaffiliated reinsurers. Under the agreements, PTNA ceded the claims risk of a material portion of its long-term care policies. This transference of risk qualifies the agreements for statutory treatment as reinsurance. PTNA has the option, but is not obligated, to recapture the ceded policies and their cumulative profits at its discretion. The agreements are not considered reinsurance under FASB Statement 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", due to a lack of material probability of loss to the reinsurer. As a result of these agreements, 1999 statutory surplus was increased by $24,775 and 2000 surplus was increased by $19,620.

    ANIC reinsures approximately $1,900 of its risk with three reinsuring companies, all of which are authorized to do business in the State of Pennsylvania.

    The Company has assumed and ceded reinsurance on certain life and accident and health contracts under various agreements. The tables below highlight the amounts shown in the accompanying consolidated statements of operations, which are net of reinsurance activity:

                                                CEDED TO     ASSUMED
                                      GROSS       OTHER     FROM OTHER     NET
                                      AMOUNT    COMPANIES   COMPANIES     AMOUNT
                                     --------   ---------   ----------   --------
DECEMBER 31, 2000
  Ordinary Life Insurance
    In-Force.......................  $ 58,907    $12,675      $    0     $ 46,232
  Premiums:
    Accident and health............   352,534      3,010       4,512      354,036
    Life...........................     3,304        228           1        3,077
  Benefits to Policyholders:
    Accident and health............   164,728      2,346         713      163,095
    Life...........................     2,469        441           0        2,028
  Inc (dec) in Policy Reserves:
    Accident and health............    76,514         77       1,053       77,490
    Life...........................       931        (27)          0          958
  Commissions......................  $100,681    $   255      $1,887     $102,313

DECEMBER 31, 1999
  Ordinary Life Insurance
    In-Force.......................  $ 61,522    $14,009      $    0     $ 47,513
  Premiums:
    Accident and health............   289,396      2,935       2,738      289,199
    Life...........................     3,664        348           1        3,317
  Benefits to Policyholders:
    Accident and health............   133,188      2,265         161      131,084
    Life...........................     2,117         14           0        2,103
  Inc (dec) in Policy Reserves:
    Accident and health............    65,725        360         (14)      65,351
    Life...........................     2,733        943           0        1,790
  Commissions......................  $ 95,376    $   621      $1,997     $ 96,752

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

13. REINSURANCE: (CONTINUED)

                                                CEDED TO     ASSUMED
                                      GROSS       OTHER     FROM OTHER     NET
                                      AMOUNT    COMPANIES   COMPANIES     AMOUNT
                                     --------   ---------   ----------   --------
DECEMBER 31, 1998
  Ordinary Life Insurance
    In-Force.......................  $ 66,644    $14,848      $    0     $ 51,796
  Premiums:
    Accident and health............   222,895      3,294         544      220,145
    Life...........................     3,970        425           2        3,547
  Benefits to Policyholders:
    Accident and health............    78,179      1,625         297       76,851
    Life...........................     2,005         22           0        1,983
  Inc (dec) in Policy Reserves:
    Accident and health............    75,356        940         (20)      74,396
    Life...........................     1,248        178           0        1,070
  Commissions......................  $ 80,929    $   739      $   83     $ 80,273

    The Company remains contingently liable in the event that the reinsuring companies are unable to meet their obligations.

14. TRANSACTIONS WITH RELATED PARTIES:

    Irv Levit Insurance Management Corporation, an insurance agency which is owned by our Chairman, Chief Executive Officer and President, produced approximately $43, $34 and $41 of renewal premiums for some of our subsidiaries for the years ended December 31, 2000, 1999 and 1998, respectively, for which it received commissions of approximately $10, $8 and $10, respectively.

    Irv Levit Insurance Management Corporation also received commission overrides on business written for some of our subsidiaries by certain agents, principally general agents who were its agents prior to January 1979 and any of their sub-agents hired prior and subsequent to January 1979. These commission overrides totaled approximately $551, $543 and $559 for the years ended December 31, 2000, 1999 and 1998, respectively.

    As of December 31, 2000, Palisade Capital Management owned approximately 4% of our common stock. Palisade Capital Management also manages a portion of our investment portfolio for which it received fees of $231 and $170 for the years ended December 31, 2000 and 1999, respectively.

    A member of the Company's board of directors is a principal in Davidson Capital Management, which provides investment management services to the Company. The Company paid this firm $300, $242 and $177 during the years ended December 31, 2000, 1999 and 1998, respectively.

    A member of the Company's board of directors and audit committee chairman is a senior executive with Advest, Inc., an investment banking firm, which has provided investment banking services in the past and that the Company has engaged to explore financial alternatives. This firm received no fees in 2000, 1999 or 1998.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

15. MAJOR AGENCY:

    A managing general agent accounted for approximately 16% and 17% of total premiums in 1999 and 1998, respectively. In 2000, the Company purchased a division of this managing agent, which serves to reduce its dependence upon this agency in future periods. In 2000, the total premiums from this managing general agent accounted for less than 10% of the Company's total premiums.

16. CONCENTRATIONS OF CREDIT RISK:

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and investments. The Company places its cash and cash equivalents and investments with high quality financial institutions, and attempts to limit the amount of credit exposure to any one institution. However, at December 31, 2000, and at other times during the year, amounts in any one institution exceeded the Federal Deposit Insurance Corporation limits. The Company is also party to certain reinsurance transactions whereby the Company remains ultimately liable for claims exposure under ceded policies in the event the assuming reinsurer is unable to meet its commitments due to default or insolvency.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:

    Fair values are based on estimates using present value or other valuation techniques where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying value of the Company.

    The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

        Investments--The fair value of fixed maturities and equity securities are based on quoted market prices. It is not practicable to determine the fair value of policy loans since such loans are not separately transferable and are often repaid by reductions to benefits and surrenders.

        Cash and cash equivalents--The statement value approximates fair value.

        Long-term debt--The statement value approximates the fair value of mortgage debt and capitalized leases, since the instruments carry interest rates, which approximate market value. The

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

17. FAIR VALUE OF FINANCIAL INSTRUMENTS: (CONTINUED) convertible, subordinated debt, as a publicly traded instrument, has a readily accessible fair market value, and, as such is reported at that value.

                                       DECEMBER 31, 2000     DECEMBER 31, 1999
                                      -------------------   -------------------
                                      CARRYING     FAIR     CARRYING     FAIR
                                       AMOUNT     VALUE      AMOUNT     VALUE
                                      --------   --------   --------   --------
Financial assets:
  Investments
    Bonds, available for sale.......  $349,488   $349,488   $353,688   $353,688
    Equity securities...............    16,496     16,496     19,163     19,163
    Policy loans....................       142        142        150        150
  Cash and cash equivalents.........   116,596    116,596     17,347     17,347

Financial liabilities:
  Convertible debt..................  $ 74,750   $ 60,828   $ 74,750   $ 57,931
  Mortgage and other debt...........     7,218      7,218      8,111      8,111

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

18. CONDENSED FINANCIAL STATEMENTS:

    The following lists the condensed financial information for the parent company as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998.

                        PENN TREATY AMERICAN CORPORATION
                       AND SUBSIDIARIES (PARENT COMPANY)
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999
                                     ($000)

                                                                2000       1999
                                                              --------   --------
                           ASSETS
Bonds, available for sale at market (amortized cost $0 and
  $3,697, respectively).....................................  $     --   $  3,550
Equity securities at market (cost $0 and $1,055,
  respectively).............................................        --        986
Cash and cash equivalents...................................     1,163      1,082
Investment in subsidiaries*.................................   272,453    238,326
Other assets................................................     1,412      1,849
                                                              --------   --------
    Total assets............................................  $275,028   $245,793
                                                              ========   ========

            LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt..............................................  $ 80,304   $ 81,122
Accrued interest payable....................................       768        580
Accounts payable............................................        88        136
Due to subsidiaries*........................................     5,806      5,270
                                                              --------   --------
    Total liabilities.......................................    86,966     87,108
                                                              --------   --------
Shareholders' equity
  Preferred stock, par value $1.00; 5,000 shares authorized,
    none outstanding........................................        --         --
  Common stock, par value $.10; 25,000 shares authorized,
    8,202 and 8,191 shares issued, respectively.............       820        819
  Additional paid-in capital................................    53,879     53,655
  Accumulated other comprehensive loss......................      (662)    (7,064)
  Retained earnings.........................................   140,730    117,980
                                                              --------   --------
                                                               194,767    165,390
  Less 915 of common shares held in treasury, at cost.......    (6,705)    (6,705)
                                                              --------   --------
    Total shareholders' equity..............................   188,062    158,685
                                                              --------   --------
    Total liabilities and shareholders' equity..............  $275,028   $245,793
                                                              ========   ========

------------------------

* Eliminated in consolidation

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

18. CONDENSED FINANCIAL STATEMENTS: (CONTINUED)

                        PENN TREATY AMERICAN CORPORATION
                       AND SUBSIDIARIES (PARENT COMPANY)
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                     ($000)

                                                                2000       1999       1998
                                                              --------   --------   --------
Management fees*............................................  $     --   $     --   $   296
Investment and other income.................................       771        300     2,426
General and administrative expense..........................     1,159      1,379     1,032
Loss due to impairment of property and equipment............        --      2,799        --
Interest expense or convertible debt........................     4,717      4,672     4,672
                                                              --------   --------   -------
Loss before equity in undistributed net earnings of
  subsidiaries*.............................................    (5,105)    (8,550)   (2,982)
Equity in undistributed net earnings of subsidiaries*.......    27,855     29,870    27,030
                                                              --------   --------   -------
Net income..................................................    22,750     21,320    24,048
Retained earnings, beginning of year........................   117,980     96,660    72,612
                                                              --------   --------   -------
Retained earnings, end of year..............................  $140,730   $117,980   $96,660
                                                              ========   ========   =======

------------------------

* Eliminated in consolidation.

                        PENN TREATY AMERICAN CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

18. CONDENSED FINANCIAL STATEMENTS: (CONTINUED)

                        PENN TREATY AMERICAN CORPORATION
                       AND SUBSIDIARIES (PARENT COMPANY)
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                     ($000)

                                                                2000       1999       1998
                                                              --------   --------   --------
Cash flows from operating activities:
  Net Income................................................  $ 22,750   $ 21,320   $ 24,048
  Adjustments to reconcile net income to cash provided by
    (used in) operations:
    Equity in undistributed earnings of subsidiaries........   (27,855)   (29,870)   (27,030)
    Depreciation and amortization...........................       491        397        464
    Net realized losses (gains).............................       131         48       (791)
    Loss due to impairment of property and equipment........        --      2,799         --
    Increase (decrease) due to change in:
      Due to/from subsidiaries..............................       536      2,672        130
      Other, net............................................       145       (515)      (365)
                                                              --------   --------   --------
        Net cash used in operations.........................    (3,802)    (3,149)    (3,544)
                                                              --------   --------   --------
Cash flows from investing activities:
  Cash purchase of subsidiary...............................        --    (10,113)        --
  Sales and maturities of investments.......................     5,494      4,063     25,790
  Purchase of investments...................................      (872)    (3,406)    (4,682)
  Acquisition of property and equipment.....................       (59)    (1,614)       (32)
                                                              --------   --------   --------
        Net cash provided by (used in) investing
          activities........................................     4,563    (11,070)    21,076
                                                              --------   --------   --------
Cash flows from financing activities:
  Contribution to subsidiary................................        --     (1,000)    (7,056)
  Dividend from subsidiary..................................        --      1,039        397
  Proceeds from exercise of stock options...................       138         31        140
  Proceeds from note payable to subsidiary..................        --        750         --
  Repayment of mortgages and other borrowings...............      (818)      (794)        --
  Proceeds from sale of insurance charter...................        --         --      3,300
                                                              --------   --------   --------
        Net cash (used in) provided by financing
          activities........................................      (680)        26     (3,219)
                                                              --------   --------   --------
        Increase (decrease) in cash and cash equivalents....        81    (14,193)    14,313
Cash and cash equivalents balances:
  Beginning of year.........................................     1,082     15,275        962
                                                              --------   --------   --------
  End of year...............................................  $  1,163   $  1,082   $ 15,275
                                                              ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest....................  $  4,863   $  4,887   $  4,672
                                                              ========   ========   ========
  Acquisition of subsidiary with note payable...............  $     --   $  7,167   $     --
                                                              ========   ========   ========

                 SUBJECT TO COMPLETION, DATED NOVEMBER 15, 2000

PROSPECTUS

                                     [LOGO]

                        PENN TREATY AMERICAN CORPORATION
                               3440 Lehigh Street
                         Allentown, Pennsylvania 18103
                                 (610) 965-2222

                                  $75,000,000

                              PENN TREATY AMERICAN
                                  CORPORATION

                                Debt Securities
                                Preferred Stock
                                  Common Stock
                                    Warrants

    Penn Treaty American Corporation has listed its shares of common stock on the New York Stock Exchange under the symbol "PTA".

                            ------------------------

    We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

    YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS RELATING TO THESE SECURITIES THAT WE DESCRIBE STARTING ON PAGE 1 OF THIS PROSPECTUS.

                            ------------------------

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE SECURITIES OFFERED BY THIS PROSPECTUS UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THIS PROSPECTUS IS DATED NOVEMBER 15, 2000.

PENN TREATY IS A HOLDING COMPANY THAT CONTROLS INSURANCE COMPANY SUBSIDIARIES DOMICILED IN PENNSYLVANIA, NEW YORK AND BERMUDA. THE INSURANCE LAWS AND REGULATIONS OF EACH OF PENNSYLVANIA AND NEW YORK PROVIDE, AMONG OTHER THINGS, THAT WITHOUT THE CONSENT OF THE INSURANCE COMMISSIONER OF THAT STATE, NO PERSON MAY ACQUIRE CONTROL OF US AND THAT ANY PERSON POSSESSING 10% OR MORE OF THE AGGREGATE VOTING POWER OF OUR COMMON STOCK (INCLUDING SHARES THAT MAY BE ISSUED IF ALL CONVERTIBLE SECURITIES ARE CONVERTED) WILL BE PRESUMED TO HAVE ACQUIRED CONTROL UNLESS EACH INSURANCE COMMISSIONER, UPON APPLICATION, HAS DETERMINED OTHERWISE.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Risk Factors................................................      1
Where You Can Find More Information.........................      4
Summary.....................................................      4
  Penn Treaty...............................................      4
Use of Proceeds.............................................      6
Ratio of Earnings To Fixed Charges..........................      6
Description of the Securities To Be Offered.................      6
  Description of Our Senior Debt Securities and Subordinated
    Debt Securities.........................................      7
  Description of Capital Stock..............................     18
  Description of Warrants...................................     24
Plan of Distribution........................................     25
  Legal Matters.............................................     26
Experts.....................................................     26

                                  RISK FACTORS

    You should carefully consider the following factors and other information in this prospectus before deciding to invest in any of our securities.

    WE WOULD SUFFER A FINANCIAL LOSS IF ACTUAL LOSSES AND EXPENSES ARE GREATER
     THAN THE RESERVES.

    Our reserves for losses and expenses are estimates for actual, future reported and unreported claims and expenses. We compute the amount of these reserves based on facts and circumstances known at the time the reserves are established. In establishing these reserves, we use historical claims information, industry statistics and other factors. We would suffer a financial loss if our reserves are not sufficient to cover our actual losses and expenses.

    WE MAY HAVE TO REDUCE OR REFUND PREMIUMS ON NEW PRODUCTS IF LOSS RATIOS ARE TOO LOW AND MAY SUFFER FINANCIAL LOSS IF LOSS RATIOS ARE TOO HIGH.

    We are subject to a greater risk for new insurance products because we cannot estimate policy claims as well for new products. If as a result of actual claims, we do not meet state mandated loss ratios for a new product, state insurance regulators may require us to reduce or refund the premiums on these new products. Because of our relatively limited claims experience with newer product areas and the introduction of existing products in new markets, we may also incur higher than expected loss ratios. In response to these higher than expected loss ratios, we may increase our reserve levels for these new products. If we fail to anticipate the need for reserve increases, we may suffer a financial loss because the reserves may not be adequate to cover the actual losses.

    WE MAY RECOGNIZE A DISPROPORTIONATE AMOUNT OF POLICY COSTS IN ONE FINANCIAL REPORTING PERIOD IF OUR ESTIMATE FOR THE LIFE OF A POLICY IS INACCURATE OR IF POLICIES ARE TERMINATED EARLY.

    In our sale of insurance policies, we recognize the policy acquisition costs over the life of the policy. These costs include all expenses that are directly related to and vary with the acquisition of the policy, including commission, underwriting and other expenses. We use actuarial assumptions to determine the time period over which to spread these policy costs. If these actuarial assumptions are inaccurate, we would recognize a disproportionate amount of these expenses at one time which would negatively affect our results of operations for that period. In addition, these acquisition costs cannot be spread over time if either we or the insured party terminates the policy early. In that case, we would recognize the remaining costs in one lump sum at the time of termination.

    IF ANY OF THE POLICIES WE OFFER ARE NOT IN COMPLIANCE WITH STATE MINIMUM STATUTORY LOSS RATIOS, WE MAY HAVE TO REDUCE OR REFUND PREMIUMS.

    We are licensed by a number of states to do business as an insurance company in those states. These states may change the minimum mandated statutory loss ratios required for insurance companies, like ours, to maintain. These state regulations also mandate the manner in which insurance companies, like ours, may compute these ratios and the manner in which the states measure and enforce compliance with these ratios. We are unable to predict the impact of:

    - any changes in the mandatory statutory loss ratios for individual or group long-term care policies;

    - any changes in the minimum loss ratios for individual or group long-term care or Medicare supplement policies; or

    - any change in the manner in which these minimums are computed or enforced in the future.

    If we offer policies which are not in compliance with state minimum statutory loss ratios, state regulators may require us to reduce or refund premiums.

    IF GOVERNMENTAL AUTHORITIES CHANGE THE REGULATIONS APPLICABLE TO THE INSURANCE INDUSTRY, WE MAY HAVE TO REDUCE PREMIUMS.

    We, as an insurance company, are subject to stringent state governmental requirements including:

    - licensure;

    - benefit structure;

    - payment of dividends;

    - settlement of claims;

    - capital levels;

    - premium increases; and

    - transfer of control of insurers.

    The applicable governmental authority may change these laws and regulations, including any of the following changes:

    - rate rollback legislation;

    - legislation to control premiums; and

    - policy terminations and other policy terms, including premium levels.

    Any of these changes may affect the amount we may charge for insurance premiums. Because insurance premiums are our primary source of income, our income may be negatively affected by any of these changes.

    In addition, from time to time, our income may be affected by significant federal and state legislative developments in long-term care and Medicare coverage. Among the proposals currently pending in the United States Congress that may affect our income are the implementation of minimum consumer protection standards for inclusion in all long-term care policies, including:

    - guaranteed premium rates;

    - protection against inflation;

    - limitations on waiting periods for pre-existing conditions;

    - prohibiting "high pressure" sales tactics for long-term care insurance;

    - guaranteed consumer access to information about insurers, including lapse and replacement rates for policies and the percentage of claims our insurance company have denied; and

    - permitting premiums paid for long-term care insurance to be treated as deductible medical expenses, with the amount of the deduction increasing with the age of the taxpayer.

    BECAUSE OUR COMPETITORS HAVE GREATER RESOURCES AND LARGER NETWORKS OF AGENTS AND HIGHER RATINGS, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

    We sell our products in highly competitive markets. We compete with large national and smaller regional insurers, as well as specialty insurers. Many insurers are larger, have greater resources, larger networks of agents and higher ratings than us. In addition, we are also subject to competition from other insurers with better breadth, flexibility of coverage and pricing. In addition, we may be subject, from time to time, to new competition resulting from changes in Medicare benefits, as well as from additional private insurance carriers introducing products similar to those offered by us. In addition, we compete with other insurance companies for producing agents to market and sell our products.

    Over the past three fiscal years, more than half of our premiums were from sales of policies in Florida and Pennsylvania. Our ability to compete successfully may suffer from competitive changes in these markets.

    WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IF WE CANNOT RECRUIT AND RETAIN INSURANCE AGENTS.

    We continuously recruit and train independent agents to market and sell our products. We may not be able to continue to attract and retain independent agents to sell our products. We also engage marketing general agents from time to time to recruit independent agents and develop networks of agents in various states. Our business and ability to compete may suffer from the inability to recruit and retain insurance agents and from the loss of services provided by our marketing agents.

    WE ARE LIABLE TO POLICYHOLDERS IF ANY OF OUR REINSURANCE AGREEMENTS ARE INEFFECTIVE OR EXCEED ANTICIPATED LEVELS.

    We obtain reinsurance from unaffiliated reinsurers on some of our policies to:

    - increase the number and size of the policies we may underwrite; and

    - reduce the risk to which we are exposed.

    If a third party insurer becomes insolvent or otherwise fails to honor its obligations to us under any of our reinsurance agreements, we remain fully liable to the policyholder.

    We also act as reinsurer on some in-force policies which we have acquired from unrelated insurance companies. We may have increased liability with respect to these reinsurance policies if actual losses on these policies exceed levels anticipated by us.

    IF SENIOR CITIZENS ARE NOT ABLE TO AFFORD OUR POLICIES, OUR INCOME MAY DECREASE.

    Our insurance products are designed primarily for sale to persons age 65 and over. Many of these persons live on fixed incomes and, as a result, are highly sensitive to inflation and interest rate fluctuations, which affect their buying power. Senior citizens are less able to afford our products in times of adverse economic conditions and high interest rates. If senior citizens do not purchase our policies, our income may decrease.

    WE MAY EXPEND SIGNIFICANT CAPITAL TO KEEP PACE WITH DEVELOPMENTS IN THE INSURANCE INDUSTRY AND FOR INTERNAL GROWTH.

    The insurance industry may undergo development and change in the future and, accordingly, new products and methods of service may also be introduced. In order to keep pace with any new developments, we may need to expend significant capital to offer new products and to train our employees for these products and services. We may not be successful in developing new products and these capital expenditures may have a material adverse effect on us.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission ("SEC") a registration statement under the Securities Act for senior debt securities, subordinated debt securities, preferred stock, common stock and warrants. This prospectus, which is part of the registration statement, omits information from the registration statement and its exhibits and schedules. We file annual, quarterly and special reports, proxy statements and other information with the SEC which you may read and copy at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, 75 Park Place, New York, New York 10007 and 219 South Dearborn Street, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of our filings with the SEC over the Internet at the SEC's web site at http://www.sec.gov. Our common stock is listed on the NYSE and, as a result, we also file reports, proxy statements and other information with the NYSE.

    The SEC allows us to "incorporate by reference" the information that we file, which means that we can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically supersede this information. We incorporate by reference the documents filed with the SEC (File No. 0-15972) listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, until this offering is terminated:

    - our Annual Report on Form 10-K for the year ended December 31, 1999;

    - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

    - our Current Report on Form 8-K filed April 12, 2000; and

    - the description of our common stock contained in our registration statement filed pursuant to Section 12 of the Exchange Act, and any amendments or reports filed for the purpose of updating this description.

    We will provide at no cost to each person who receives a copy of this prospectus, upon written or oral request, a copy of any and all of the documents (without exhibits) incorporated by reference in this prospectus. You should request copies from: Penn Treaty American Corporation, 3440 Lehigh Street, Allentown, Pennsylvania 18103, Attention: Cameron B. Waite, Chief Financial Officer (telephone number (610) 965-2222).

                                    SUMMARY

    This summary calls your attention to selected information about us and our business, but may not contain all the information that is important to you. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference. In this prospectus, we frequently use the terms "we" and "our" to refer to Penn Treaty American Corporation and our subsidiaries.

PENN TREATY

    We are one of the leading providers of long-term nursing home care and home health care insurance. We market our products primarily to persons age 65 and over through independent insurance agents and underwrite our policies through three subsidiaries, Penn Treaty Network America Insurance Company, American Network Insurance Company and American Independent Network Insurance Company of New York. Our principal products are individual fixed, defined benefit accident and health insurance policies covering long-term skilled, intermediate and custodial nursing home care and home health care. We design our policies to make the administration of claims simple, quick and sensitive to the needs of our policyholders. As of December 31, 1999, long-term nursing home care and home health care policies accounted for approximately 95% of our total annualized premiums in-force.

    We introduced our first long-term nursing home care insurance product in 1972 and our first home health care product in 1987. In late 1994, we introduced our Independent Living(SM) policy which provides coverage over the full term of the policy for home care services furnished by an unlicensed homemaker or companion as well as a licensed care provider. In late 1996 and throughout 1997, we began the introduction of our Personal Freedom policies, which provide comprehensive coverage for nursing home and home health care. In late 1996, we also introduced our Assisted Living policy, which, as a nursing home plan, provides enhanced benefits and includes a home health care rider. During 1998, we developed our Secured Risk Nursing Facility and Post Acute Recover Plans, which provide limited benefits to higher risk applicants. Insureds may tailor their policies and include an automatic annual benefit increase, benefits for adult day-care centers and a return of premium benefit. We also market and sell life, disability, Medicare supplement and other hospital care insurance products.

    Our objective is to strengthen our position as a leader in providing long-term care insurance to senior citizens. To meet this objective and to continue to increase profitability, we are implementing the following strategies:

    - developing and qualifying new products with state insurance regulatory authorities;

    - increasing the size and productivity of our network of independent agents;

    - seeking to acquire complementary insurance companies and blocks of in-force policies underwritten by other insurance companies;

    - introducing existing products in newly licensed states;

    - utilizing internet strategies for the marketing and underwriting of our products; and

    - entering marketing and administration agreements with third parties.

    The shift in the population towards individuals over age 55 represents significant opportunities for the long-term care insurance market as these individuals begin to focus on their long-term care needs. According to a 1996 report by the U.S. Census Bureau, there are projected to be 39.7 million individuals over age 65 and 75.1 million individuals over age 55 by 2010, as compared to 1980 when there were 25.5 million individuals over age 65 and
47.3 million individuals over age 55. Trends in life expectancy of the United States population also support the projected growth in long-term care insurance. According to a 1999 report by the U.S. National Center for Life Statistics, life expectancy has been increasing and is expected to increase to 77.4 years by 2010 from a current level of 76.4 years. At the same time, life expectancy among individuals over age 65 has been steadily improving, which has resulted in people living longer, healthy lives. Overall, we expect these trends to generate awareness and demand for long-term care insurance while providing some assurances that claim costs will not increase more than anticipated.

    The rising cost of nursing and home health care further supports the potential for long-term care insurance as a means to pay for such services. According to a 1998 report by the U.S. Healthcare Financing Administration, the combined cost of home health care and nursing home care was $20.0 billion in 1980. By 1996, this cost had risen to $108.7 billion. In addition, recent legislative changes have continued to encourage individuals to use private insurance for long-term care needs through the implementation of tax incentives at both the national and state levels.

    We believe that one of the principal methods of supporting our growth is increasing the number of agents licensed to sell our products. We attract and retain agents through competitive compensation arrangements, timely payment of claims and a history of satisfied customers. Through seminars and lectures, we train and educate our agents about our products and our operations, including our rigorous underwriting procedures, in order to increase our agents' productivity. In 2000, our policies were marketed through approximately 10,000 producing agents.

    We are currently licensed to market products in 50 states and the District of Columbia. Although not all of our products are currently eligible for sale in all of these jurisdictions, we actively seek to expand the regions where we sell our products. Our business is generated primarily in Florida, California, Pennsylvania, Virginia, Illinois, and Arizona.

    Our principal executive offices are located at 3440 Lehigh Street, Allentown, Pennsylvania 18103, and our telephone number is (610) 965-2222.

                                USE OF PROCEEDS

    Unless otherwise indicated in a supplement or supplements to this prospectus, the net proceeds we receive from the sale of the securities offered by this prospectus are expected to be used for general corporate purposes and as statutory surplus to our subsidiary insurers. Any specific allocation of the proceeds to a particular purpose that has been made at the date of any prospectus supplement will be described in that supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following are our consolidated ratios of earnings to fixed charges for each of the periods indicated:

                                                    SIX MONTHS                   YEARS ENDED DECEMBER 31,
                                                       ENDED       ----------------------------------------------------
                                                   JUNE 30, 2000     1999       1998       1997       1996       1995
                                                   -------------   --------   --------   --------   --------   --------
                                                    (UNAUDITED)
Ratio of earnings to fixed charges...............      7.0x          7.1x       8.3x       3.1x      24.5x      34.3x

    The ratio of earnings to combined fixed charges and preferred stock dividends for the identified periods are identical to the ratios of earnings to fixed charges in the table because we had no issued and outstanding preferred stock in any of those periods.

    We determined the earnings in the calculation of the ratio of earnings to fixed charges by increasing income before federal income taxes by an amount equal to fixed charges. Fixed charges consist of interest expense on borrowings (including capitalized interest) and one-third (the proportion deemed representative of the interest portion) of rent expense.

                  DESCRIPTION OF THE SECURITIES TO BE OFFERED

    We may offer and sell from time to time (i) our unsecured senior debt securities or unsecured subordinated debt securities, consisting of notes or other evidences of indebtedness, (ii) shares of our common stock, $.10 par value, (iii) shares of our series preferred stock, $1.00 par value or
(iv) warrants to purchase Senior Debt Securities, Subordinated Debt Securities, Common Stock or Preferred Stock. We may offer these securities in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a prospectus supplement. We may sell these securities for U.S. dollars, foreign denominated currency or currency units. Amounts payable with respect to any such securities may likewise be payable in U.S. dollars, foreign denominated currency or currency units.

    The securities offered by this prospectus may be offered in amounts, at prices and on terms to be determined at the time of offering; provided, however, that the aggregate initial public offering price of all the securities offered by this prospectus will be limited to $75,000,000. Specific terms of the securities offered by this prospectus will be set forth in an accompanying prospectus supplement or supplements at the time of that offering, together with the net proceeds from their sale.

DESCRIPTION OF OUR SENIOR DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES

    Our Senior Debt Securities and Subordinated Debt Securities (collectively, "Debt Securities"), consisting of notes or other evidences of indebtedness, may be issued from time to time under in one or more series, in the case of Senior Debt Securities, under a Senior Debt Indenture (the "Senior Debt Indenture") between us and the named trustee, which we anticipate to be First Union National Bank, and in the case of Subordinated Debt Securities under a Subordinated Debt Indenture (the "Subordinated Debt Indenture") between us and the named trustee, which we anticipate to be First Union National Bank. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes referred to in this prospectus individually as an "Indenture" and together as the "Indentures." First Union National Bank, in its capacity as the anticipated trustee under the Indentures, is referred to hereinafter as "indenture trustee".

    Each of the Indentures shall be included as an exhibit to the relevant prospectus supplement pursuant to which the respective Debt Securities are offered. The following description summarizes the material terms of the Indentures and Debt Securities and is qualified in its entirety by reference to the detailed provisions of the Debt Securities and the Indentures, which will contain the full text of these provisions and other information regarding the Debt Securities, including definitions of some of the terms used in this prospectus. Wherever particular sections are defined or defined terms of the Indentures are referred to, these sections or defined terms are incorporated herein by reference as part of the statement made and the statement is qualified in its entirety by such reference.

    The Indentures will be substantially identical except for provisions relating to subordination.

GENERAL

    The Indentures will not limit the aggregate principal amount of Debt Securities that may be issued and will provide that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars, foreign currencies or currency units.

    The specific terms of a series of Debt Securities will be established in or pusuant to a resolution of our Board of Directors or in one or more indentures supplemental to an Indenture (each, an "Indenture Supplement"). Pursuant to the Indentures, we will be able to establish different rights with respect to each series of Debt Securities issued under such Indentures, including, pursuant to an Indenture Supplement, different covenants and events of default.

    The applicable prospectus supplement will provide information regarding the specific terms of the Debt Securities, including: (i) the classification as senior or subordinated Debt Securities and the specific title and designation, aggregate principal amount (including any limit thereon), purchase price and denominations of those Debt Securities; (ii) currency in which principal of, premium, if any, on and/or any interest on those Debt Securities will or may be payable; (iii) the date or dates on which the principal of those Debt Securities is payable or the method of determining the same, if applicable; (iv) the rate or rates (which may be fixed or variable) at which those Debt Securities will bear interest, if any, or the method of determining interest payment dates, if applicable; (v) the date or dates from which such interest, if any, will accrue or the method of determining interest payment dates, if applicable, the interest payment dates, if any, on which interest will be payable or the manner of determining the same, if applicable, and the record dates for the determination of holders to whom interest is payable on those Debt Securities; (vi) the place or places where the principal of and premium, if any, on and interest on the Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) whether those Debt Securities are convertible into or exchangeable for our common stock or other securities or rights of us or other issuers and, if so, the applicable conversion or exchange terms and conditions; (ix) whether the Debt Securities will be issuable in registered form ("Registered Debt Securities") or bearer form ("Bearer Debt Securities") or both and, if Bearer Debt Securities are issuable, any restrictions applicable to the place of payment of any principal of and premium, if any, on and interest on those Bearer Debt Securities, to the exchange of one form for another and to the offer, sale and delivery of those Bearer Debt Securities (except that under current United States federal income tax law, Registered Debt Securities will not be exchangeable into Bearer Debt Securities); (x) any applicable material United States federal income tax consequences, including those related to the Debt Securities issued at a discount below their stated principal amount; (xi) the proposed listing; if any, of the Debt Securities on any securities exchange or market; and (xii) any other specific terms pertaining to the Debt Securities, whether in addition to, or modification or deletion of, the terms described herein.

    Unless otherwise specified in a prospectus supplement, Registered Debt Securities will be issued only in denominations of U.S. $1,000 and any integral multiple thereof.

    Debt Securities will bear interest, if any, at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any discounted Debt Securities or to Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant prospectus supplement.

REGISTRATION AND TRANSFER

    Debt Securities may be presented for exchange and Registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions described in the applicable prospectus supplement. These services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations described in the applicable prospectus supplement. Bearer Debt Securities and the related coupons, if any, will be transferable by delivery.

GLOBAL DEBT SECURITIES

    Registered Debt Securities of a series may be issued in the form of one or more global securities (a "Global Security") that will be deposited with, or on behalf of, a depositary (a "Depositary") or with a nominee for a Depositary identified in the prospectus supplement relating to that series. In that case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Registered Debt Securities of the series to be represented by the Global Security or Securities. Unless and until it is exchanged in whole for Registered Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for the Global Security to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

    Bearer Debt Securities of a series may also be issued in the form of one or more Global Securities (a "Bearer Global Security") that will be deposited with a Depositary for Euroclear System and Cedel Bank, S.A., or with a nominee for the Depositary identified in the prospectus supplement relating to that series. The specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of Debt Securities in definitive form in exchange for a Bearer Global Security, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the prospectus supplement relating to that series.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the prospectus supplement relating to that series. However, except for Debt Securities issued in foreign currencies, unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company ("DTC") will be the Depositary and the following depositary arrangements will apply.

    DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

    DTC has also advised us that, pursuant to procedures established by it,
(i) upon deposit of a Global Security representing Debt Securities, DTC will credit the accounts of the designated Participants with the applicable portions of the principal amount of such Debt Securities and (ii) ownership of beneficial interests in a Global Security representing Debt Securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests).

    Investors in a Global Security representing Debt Securities may hold their interests therein directly through DTC if they are Indirect Participants or indirectly through organizations that are Indirect Participants. All beneficial interests in a Global Security representing Debt Securities will be subject to procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery of securities that they own in definitive form. Consequently, the ability to transfer beneficial interests in a Global Security representing Debt Securities to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Security representing Debt Securities to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

    Payments in respect of a Global Security representing Debt Securities will be payable in same-day funds by the indenture trustee to Cede & Co. as nominee of DTC in its capacity as the holder thereof under the applicable Indenture. Under the terms of each Indenture, the indenture trustee will treat the persons in whose names Debt Securities, including a Global Security representing Debt Securities, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the indenture trustee nor any agent thereof has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial interests in a Global Security representing Debt Securities, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial interests in a Global Security representing Debt Securities or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities, such as a Global Security representing Debt Securities, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Security representing Debt Securities will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be our responsibility or the responsibility of DTC or the indenture trustee. Neither we nor the indenture trustee will be liable for any delay by DTC or any of its Participants in identifying the owners of beneficial interests in a Global Security representing Debt Securities, and we and the indenture trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

    Beneficial interests in a Global Security representing Debt Securities will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC, the Participants and the Indirect Participants.

    Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and by Participants and Indirect Participants to beneficial owners, and vice versa, will be governed by arrangements among them, subject to statutory or regulatory requirements as may be in effect from time to time. Neither we nor the indenture trustee will have any responsibility or liability with respect thereto.

    Prior to any redemption of Debt Securities covered by a Global Security, we will provide DTC with notices of redemption containing all information required by DTC's rules and procedures. Such notices will be provided to DTC for distribution to Participants within the time periods established by DTC. If less than the entire principal amount of Subordinated Debt Securities of a series represented by a Global Security is to be redeemed, DTC's practice is to determine by lot the amount of the interest of each Participant to be redeemed.

    DTC has advised us that it will take any action permitted to be taken by a holder of Debt Securities only at the direction of one or more Participants to whose account with DTC interests in a Global Security representing Debt Securities are credited and only in respect of such portion of the principal amount of Debt Securities as to which such Participant or Participants has or have given such direction.

    The foregoing information concerning DTC and its book-entry system has been obtained from sources that we and the indenture trustee believe to be reliable, but neither we nor the indenture trustee takes responsibility for the accuracy thereof.

    Although DTC has agreed to the foregoing procedures to facilitate transfers of beneficial interests in a Global Security representing Debt Securities among Participants in DTC, it is under no obligation to follow or to continue to follow such procedures, and such procedures may be discontinued at any time. Neither we nor the indenture trustee will have any responsibility for the performance by DTC, the Participants or the Indirect Participants of their respective obligations under the rules and procedures governing DTC's operations.

    Under the applicable Indenture, a Global Security representing Debt Securities will be exchangeable for Debt Securities in definitive form if
(i) DTC (x) notifies us that it is unwilling or unable to continue as depositary therefor or (y) has ceased to be a clearing agency registered under the Exchange Act, and we thereupon fail to appoint a successor depositary within 90 days,
(ii) we, in our sole discretion, elect to cause the issuance of our Debt Securities in definitive form or (iii) there shall have occurred and be continuing an Event of Default under the applicable Indenture or any event which after notice or lapse of time or both would be an Event of Default under such Indenture.

RANKING

    SENIOR DEBT SECURITIES. Payment of the principal of and premium, if any, on and interest on Senior Debt Securities will rank PARI PASSU with all of our other unsecured and unsubordinated debt.

    SUBORDINATED DEBT SECURITIES. Payment of the principal of, premium, if any, and interest on Subordinated Debt Securities will, to the extent set forth in the Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full of all senior indebtedness. Upon any distribution to our creditors in a liquidation or dissolution of us or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to us or our property, in an assignment for the benefit of creditors or any marshalling of our assets and liabilities, the holders of all senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Subordinated Debt Securities (except that holders of Subordinated Debt Securities may receive securities that are subordinated at least to the same extent as the Subordinated Debt Securities to senior indebtedness and any securities issued in exchange for senior indebtedness).

    We also may not make any payment upon or in respect of the Subordinated Debt Securities (except in Subordinated Debt Securities) and may not acquire from the indenture trustee or the holder of any Subordinated Debt Securities for cash or property (other than securities subordinated to at least the same extent as the Subordinated Debt Securities to (i) senior indebtedness and (ii) any securities issued in exchange for senior indebtedness) until senior indebtedness has been paid in full if (i) a default in the payment of the principal of, premium, if any, or interest on senior indebtedness occurs and is continuing beyond any applicable period of grace, or (ii) any other default occurs and is continuing with respect to senior indebtedness that permits holders of the senior indebtedness as to which that default relates to accelerate its maturity and the indenture trustee receives a notice of that default (a "Payment Blockage Notice") from the representative or representatives of holders of at least a majority of principal amount of senior indebtedness then outstanding. Payments on the Subordinated Debt Securities may be resumed (i) in the case of a payment default, upon the date on which that default is cured or waived, or (ii) in the case of a default other than a non-payment default, the number of days after the date on which the applicable Payment Blockage Notice is received as provided in the relevant prospectus supplement unless the maturity of any senior indebtedness has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the indenture trustee of any prior Payment Blockage Notice. No default, other than a nonpayment default, that existed or was continuing on the date of delivery of any Payment Blockage Notice to the indenture trustee will be, or be made, the basis for a subsequent Payment Blockage Notice, unless that default has been cured or waived for a period of not less than the number of days set forth in the relevant prospectus supplement.

    The term "senior indebtedness," with respect to the Subordinated Debt Securities, means the principal of, premium, if any, on and interest on, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Subordinated Debt Indenture or thereafter incurred or created: (i) our indebtedness, matured or unmatured, whether or not contingent, for money borrowed evidenced by notes or other written obligations, (ii) any interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect us or any of our subsidiaries against fluctuations in interest rates, (iii) our indebtedness, matured or unmatured, whether or not contingent, evidenced by notes, debentures, bonds or similar instruments or letters of credit (or reimbursement agreements in respect thereof) including indebtedness under any outstanding Senior Debt Securities, (iv) our obligations as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions, (v) indebtedness of others of any of the kinds described in the preceding clauses (i) through (iv) assumed or guaranteed by us and (vi) renewals, extensions, modifications, amendments and refundings of, and indebtedness or obligations of the kinds described in the preceding clauses
(i) through (iv), unless the agreement pursuant to which any such indebtedness described in clauses (i) through (iv) is created, issued, assumed or guaranteed expressly provides that the indebtedness is not senior or superior in right of payment to the Subordinated Debt Securities. The following will not constitute senior indebtedness: (i) any of our indebtedness or obligations in respect of the Subordinated Debt Securities; (ii) any of our indebtedness to any of our subsidiaries or other affiliates; (iii) any indebtedness that is subordinated or junior in any respect to any of our other indebtedness other than senior indebtedness; and (iv) any indebtedness incurred for the purchase of goods or materials in the ordinary course of business.

    In the event that the indenture trustee or any holder receives any payment of principal or interest with respect to the Subordinated Debt Securities at a time when payment is prohibited under the Subordinated Debt Indenture, the payment shall be held in trust for the benefit of, and immediately be paid over and delivered to, the holders of senior indebtedness or their representative as their respective interests may appear. After all senior indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, holders will be subrogated (equally and ratably with all other indebtedness PARI PASSU with the Subordinated Debt Securities) to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness to the extent that distributions otherwise payable to the holders have been applied to the payment of senior indebtedness.

    In addition, because our operations are conducted primarily through our subsidiaries, claims of holders of indebtedness of our subsidiaries, as well as claims of regulators and creditors of our subsidiaries, will have priority with respect to the assets and earnings of our subsidiaries over the claims of our creditors including holders of the Subordinated Debt Securities. The Subordinated Debt Indenture will not limit the amount of additional indebtedness which any of our subsidiaries can create, incur, assume or guarantee.

    Because of these subordination provisions, in the event of our liquidation or insolvency or the liquidation or insolvency of any of our subsidiaries, holders of Subordinated Debt Securities may recover less, ratably, than the holders of senior indebtedness.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in the relevant prospectus supplement, payment of principal of and premium, if any, on and interest on Debt Securities will be made at the office of the indenture trustee in the City of Philadelphia or at the office of any other paying agent or paying agents as we may designate from time to time, except that at our option, payment of any interest may be made, except in the case of a Global Security representing Debt Securities, by
(i) check mailed to the address of the person appearing in the applicable securities register or (ii) transfer to an account maintained by the person as specified in the securities register, provided that proper transfer instructions have been received by the relevant record date. Payment of any interest on any Debt Securities will be made to the person in whose name those Debt Securities are registered at the close of business on the record date for interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; provided, however, we will at all times be required to maintain a paying agent in each place of payment for Debt Securities.

    Any moneys deposited with the indenture trustee or any paying agent, or then held by us in trust, for the payment of the principal of and premiums, if any, on or interest on any Debt Securities and remaining unclaimed for two years after such principal and premium, if any, or interest has become due and payable shall, at our request, be paid to us and the holder of Debt Securities shall thereafter look, as a general unsecured creditor, only to us for payment.

CONVERSION RIGHTS

    The terms and conditions, if any, on which Debt Securities are convertible into or exchangeable for our common stock or our other securities will be set forth in the prospectus supplement. These terms will include the conversion or exchange price, the conversion or exchange date(s) or period(s), provisions as to whether conversion or exchange will be at our option or the option of the holder, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption of Debt Securities.

MERGER, CONSOLIDATION AND SALE OF ASSETS

    Each Indenture will prohibit us from consolidating with or merging with or into, or conveying, transferring or leasing all or substantially all our assets (determined on a consolidated basis), to any person unless: (i) either we are the successor company which results or survives or the successor company is a person organized and existing under the laws of the United States or any state thereof or the District of Columbia, and the successor company (if not us) expressly assumes by a supplemental indenture, executed and delivered to the indenture trustee, in form satisfactory to the indenture trustee, all of our obligations under the applicable Indenture and Debt Securities, including the conversion rights described in any prospectus supplement, (ii) immediately after giving effect to the transaction, no event of default has happened and is continuing and (iii) we deliver to the indenture trustee an officers' certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture (if any) comply with the applicable Indenture.

CHANGE OF CONTROL

    Upon the occurrence of a change of control, each holder of Debt Securities will have the right to require that we repurchase that holder's Debt Securities in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "change of control offer") made in accordance with the procedures described below and the other provisions in the applicable Indenture.

    The term "change of control" means an event or series of events in which
(i) any "person" or "group (as these terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of our total voting stock (as defined below) at an Acquisition Price (as defined below) less than the conversion price then in effect with respect to Debt Securities and (ii) the holders of the common stock receive consideration which is not all or substantially all common stock that is (or upon consummation of or immediately following these event or events will be) listed on a United States national securities exchange or approved for quotation on the Nasdaq Stock Market or any similar United States system of automated dissemination of quotations of securities' prices; provided, however, that any person or group will not be deemed to be the beneficial owner of, or to beneficially own, any voting stock tendered in a tender offer until the tendered voting stock is accepted for purchase under the tender offer. The term "voting stock" means stock of the class or classes pursuant to which the holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors.

    Within 30 days following any change of control, we shall send by first-class mail, postage prepaid, to the indenture trustee and to each holder of Debt Securities, at the holder's address appearing in the securities register, a notice stating, among other things, that a change of control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a holder of

Subordinated Debt Securities must follow to accept a change of control offer or to withdraw such acceptance.

    We will comply, to the extent applicable, with the requirements of Rule 13e-4 and Rule 14e-1 under the Exchange Act and other securities laws or regulations, to the extent these laws are applicable, in connection with the repurchase of Debt Securities as described above.

    The occurrence of some of the events that would constitute a change of control may constitute a default under our mortgage. Our future indebtedness may contain prohibitions of some events which would constitute a change of control or require us to offer to repurchase such indebtedness upon a change of control. Moreover, the exercise by the holders of Debt Securities of their right to require us to purchase Debt Securities could cause a default under such indebtedness, even if the change of control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to holders of Debt Securities upon a purchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the change of control provisions may in certain circumstances make more difficult or discourage a takeover of us and the removal of the incumbent management.

EVENTS OF DEFAULT AND REMEDIES

    An Event of Default will be defined in each Indenture as being: default in payment of the principal of or premium, if any, on Debt Securities when due at maturity, upon redemption or otherwise, including our failure to purchase Debt Securities when required (whether or not such payment shall be prohibited by the subordination provisions of the applicable Indenture); default for 30 days in payment of any installment of interest on Debt Securities (whether or not such payment shall be prohibited by the subordination provisions of the applicable Indenture); our default for 90 days after notice in the observance or performance of any other covenants in the applicable Indenture; or certain events involving our bankruptcy, insolvency or reorganization. Each Indenture will provide that the indenture trustee may withhold notice to the holders of Debt Securities of any default (except in payment of principal, premium, if any, or interest with respect to Debt Securities) if the indenture trustee, in good faith, considers it in the interest of the holders of Debt Securities to do so.

    Each Indenture will provide that if an Event of Default (other than an Event of Default with respect to certain of our payment obligations or the entering of a judgment against us or any of our subsidiaries involving liabilities of $10,000,000 or more and such judgment has not been vacated, discharged or satisfied within 60 days) shall have occurred and be continuing, unless otherwise provided in a prospectus supplement, the indenture trustee or the holders of not less than 25% in principal amount of Debt Securities then outstanding may declare the principal of and premium, if any, on Debt Securities to be due and payable immediately, but if we shall pay or deposit with the indenture trustee a sum sufficient to pay all matured installments of interest on all Debt Securities and the principal and premiums, if any, on all Debt Securities that have become due other than by acceleration and certain expenses and fees on the indenture trustee and if we shall deem all defaults (except the nonpayment of interest on, premium, if any, and principal of any Debt Securities which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Debt Securities then outstanding.

    The holders of a majority in principal amount of Debt Securities then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the indenture trustee, subject to certain limitations that will be specified in the applicable Indenture. The applicable Indenture will provide that, subject to the duty of the indenture trustee following an Event of Default to act with the required standard of care, the indenture trustee will not be under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the holders, unless the indenture trustee receives satisfactory indemnity against any associated costs, liability or expense.

SATISFACTION AND DISCHARGE; DEFEASANCE

    Each Indenture will cease to be of further effect as to all outstanding Debt Securities (except as to (i) rights of the holders of Debt Securities to receive payments of principal of, premium, if any, and interest on, the Debt Securities,
(ii) rights of holders of Debt Securities to convert to common stock, (iii) any right of optional redemption, (iv) any rights of registration of transfer and exchange, (v) substitution of apparently mutilated, defaced, destroyed, lost or stolen Debt Securities, (vi) rights, obligations and immunities of the indenture trustee under the applicable Indenture and (vii) rights of the holders of Debt Securities as beneficiaries of the applicable Indenture with respect to the property so deposited with the indenture trustee payable to all or any of them) if (A) we will have paid or caused to be paid the principal of, premium, if any, and interest on Debt Securities as and when the same will have become due and payable or (B) all outstanding Debt Securities (except lost, stolen or destroyed Debt Securities which have been replaced or paid) have been delivered to the indenture trustee for cancellation or (C) (x) Debt Securities not previously delivered to the indenture trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the indenture trustee upon delivery of notice and (y) we will have irrevocably deposited with the indenture trustee, the trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding Debt Securities, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which we are a party or by which we are bound and we have delivered to the indenture trustee an officers' certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

    Each Indenture will also cease to be in effect (except as described in clauses (i) through (vii) in the immediately preceding paragraph) and the indebtedness on all outstanding Debt Securities will be discharged on a specified day set forth in the relevant prospectus supplement after our irrevocable deposit with the indenture trustee in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of Debt Securities of cash, U.S. Government Obligations (as will be defined in the applicable Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the indenture trustee, to pay the principal of, premium, if any, and interest on Debt Securities then outstanding in accordance with the terms of the applicable Indenture and Debt Securities ("legal defeasance"). Such legal defeasance may only be effected if
(i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound, (ii) we have delivered to the indenture trustee an opinion of counsel stating that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the applicable Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by us and will be subject to federal income tax on the same amount and in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred, (iii) we have delivered to the indenture trustee an opinion of counsel to the effect that after the specified day in the relevant prospectus supplement following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) we have delivered to the indenture trustee an officers' certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with.

    We may also be released from our obligations under the covenants described above under "--Merger, Consolidation and Sale of Assets" with respect to Debt Securities outstanding on the specified day in the relevant prospectus supplement after our irrevocable deposit with the indenture trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of Debt Securities, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in written certification thereof delivered to the indenture trustee, to pay the principal of, premium, if any, and interest on Debt Securities then outstanding in accordance with the terms of the applicable Indenture and Debt Securities ("covenant defeasance"). Such covenant defeasance may only be effected if
(i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound, (ii) we have delivered to the indenture trustee an officers' certificate and an opinion of counsel to the effect that the holders of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by us and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (iii) we have delivered to the indenture trustee an opinion of counsel to the effect that after the specified day in the relevant prospectus supplement following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) we have delivered to the indenture trustee an officers' certificate and an opinion of counsel stating that all conditions relating to the covenant defeasance have been complied with. Following such covenant defeasance, we will no longer be required to comply with the obligations described above under "--Merger, Consolidation and Sale of Assets" and will have no obligation to repurchase Debt Securities.

MODIFICATIONS OF THE INDENTURES

    Each Indenture will contain provisions permitting us and the indenture trustee, with the consent of the holders of not less than a majority in principal amount of Debt Securities at the time outstanding, to modify the applicable Indenture or any supplemental indenture or the rights of the holders of Debt Securities, except that no such modification shall (i) extend the fixed maturity of any Debt Securities, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change our obligation to repurchase of any Debt Securities upon the happening of a change of control, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which Debt Securities are payable, modify the subordination provisions of the applicable Indenture in a manner adverse to the holders of Debt Securities or impair the right to convert Debt Securities into our Common Stock subject to the terms set forth in the applicable Indenture, without the consent of the holder of Debt Securities so affected or (ii) reduce the aforesaid percentage of Debt Securities, without the consent of the holders of all of Debt Securities then outstanding.

CERTAIN COVENANTS OF THE COMPANY

    RESTRICTIONS ON CREATION OF SECURED DEBT. We will covenant that, so long as any of Debt Securities remain outstanding, we will not, nor will we permit any of our subsidiaries to issue, assume or guarantee any debt for money borrowed (herein referred to as "debt") if such debt is secured by a mortgage, security interest, pledge, lien or other encumbrance (any of such are hereinafter referred to as a "lien") on any property, or on any shares of stock or indebtedness of any subsidiary (whether such property, shares of stock or indebtedness are now owned or acquired after the date of the applicable Indenture), without, in any such case, effectively providing concurrently with the issuance, assumption of or guarantee of any such debt that Debt Securities (together with, if we shall so determine, any of our other indebtedness of or guarantee ranking equally with Debt Securities issued under the applicable Indenture and then existing or thereafter created) shall be secured equally and ratably with such debt. This restriction, however, shall not apply to debt secured by liens:
(i) on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a subsidiary, (ii) on property existing at the time that it is acquired or to secure debt incurred for the purpose of financing the purchase price of such property or improvements or construction on the property, which debt is incurred prior to or within one year after the later of such acquisition, completion of such construction, or the commencement of commercial operation of such property; provided, however, that in the case of any such acquisition, construction or improvement the lien shall not apply to any property theretofore owned by us or a subsidiary, other than in the case of any such construction or improvement, any theretofore unimproved real improvement, on which the property is constructed, or the improvements are located; (iii) securing debt owed by any of our subsidiaries to us or another subsidiary; (iv) on property of a corporation existing at the time such corporation is merged into or consolidated with us or one of our subsidiaries or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to us or our subsidiaries; (v) existing at the date of the applicable Indenture; or (vi) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the foregoing clauses (i) through (v) inclusive; provided, however, that the principal amount of debt secured thereby shall not exceed the principal amount of debt so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (plus improvements on such property).

    Notwithstanding the above, we may, without securing Debt Securities, issue, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions, provided that the aggregate amount of debt secured by a lien then outstanding (not including secured debt permitted under the foregoing exceptions) does not exceed 5% of our consolidated shareholders' equity as of the end of the last preceding year.

    RESTRICTIONS OF SALE AND LEASEBACK TRANSACTIONS. Each Indenture will restrict us or any of our subsidiaries from entering into sale and leaseback transactions of any property (except for a temporary lease for a term of not more than three years, leases between us and a subsidiary or between subsidiaries, leases previously entered into or leases agreed to by the indenture trustee) unless (i) we or one of our subsidiaries would be entitled to issue, assume or guarantee debt secured by a lien upon the property involved at least equal to the present value (discounted as provided in the applicable Indenture) of the obligation of a lessee for rental payment during the remaining term of any lease ("attributable debt") in respect of such transaction without equally and ratably securing Debt Securities, provided that such attributable debt shall then be deemed for all purposes under the applicable Indenture and the provisions of this covenant to be debt subject to the covenant described above under "--Restrictions on Creation of Secured Debt," or (ii) an amount in cash equal to such attributable debt is applied to the retirement of debt then having a maturity of more than one year.

GOVERNING LAW

    The Indentures and Debt Securities will be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania.

CONCERNING THE INDENTURE TRUSTEE

    We anticipate appointing First Union National Bank, the anticipated indenture trustee, as the paying agent, conversion agent, registrar and custodian with regard to the Subordinated Debt Securities. The indenture trustee and/or its affiliates may in the future provide banking and other services to us in the ordinary course of their respective businesses. First Union National Bank is also the trustee under our Indenture dated as of November 26, 1996.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock currently consists of 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

    Our Preferred Stock may be issued from time to time in one or more series with such designations, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption and the liquidation preference established by our Board of Directors, without approval of the shareholders, pursuant to the provisions of our Restated and Amended Articles of Incorporation, as amended. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control without further action by our shareholders.

    At November 3, 2000, there were outstanding (i) 7,819,384 shares of Common Stock and (ii) no shares of Preferred Stock.

    The following summary description of our capital stock is qualified in its entirety by reference to our Restated and Amended Articles of Incorporation, as amended and our Amended and Restated By-Laws, copies of which are filed as exhibits to our Registration Statement on Form S-1 (Reg. No. 33-92690) and our Registration Statement on Form S-3 (Reg. No. 333-22125).

COMMON STOCK

DIVIDENDS.

    Subject to the rights of the holders of Preferred Stock, our Common Stock holders are entitled to receive dividends and other distributions in cash, stock or property, when, as and if declared by the Board of Directors out of our assets or funds legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

VOTING RIGHTS.

    At every meeting of shareholders, every Common Stock holder is entitled to one vote per share. Subject to any voting rights which may be granted to holders of Preferred Stock, any action submitted to shareholders is approved if the number of votes cast in favor of such action exceeds the number of votes required by the provisions of our Articles of Incorporation or by applicable law, subject to applicable quorum requirements. Our Articles of Incorporation require the affirmative vote of at least 67% of the voting power of all of our shareholders with respect to fundamental corporate transactions including mergers, consolidations and sales of all or substantially all assets. Our Bylaws provide for action by written consent.

    MISCELLANEOUS. The holders of Common Stock have no preemptive rights, cumulative voting rights, or conversion rights and the Common Stock is not subject to redemption.

    The transfer agent and registrar with respect to the Common Stock is First Union National Bank.

    All shares of Common Stock offered pursuant to a prospectus supplement, or issuable upon conversion, exchange or exercise of the securities offered by this prospectus, will, when issued, be fully paid and non-assessable. The Common Stock is traded on the New York Stock Exchange under the symbol "PTA."

    Reference is made to the applicable prospectus supplement relating to the Common Stock offered thereby for specific terms, including: (i) the number of shares offered, (ii) the initial offering price, if any, and market price and
(iii) dividend information.

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
PREFERRED STOCK

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any prospectus supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Articles of Incorporation (including any future amendments thereto) and By-Laws (including any future amendments thereto).

GENERAL

    Subject to limitations prescribed by Pennsylvania law and our Articles of Incorporation, our Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations, preferences and relative or special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of our Board of Directors. The Preferred Stock will, when issued, be fully paid and non-assessable.

    Reference is made to the prospectus supplement relating to the series of Preferred Stock offered thereby for specific terms, including: (i) the series and title, if any, of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered and the liquidation preference per share and the initial offering price, if any, of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) whether dividends on such Preferred Stock shall be cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate; (v) any voting rights granted to the holders of such Preferred Stock or required by law; (vi) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vii) provisions for a sinking fund, if any, for such Preferred Stock; (viii) provisions for redemption, if applicable, of such Preferred Stock; (ix) any listing of such Preferred Stock on any securities exchange; (x) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into or exchangeable for other securities or rights, or a combination of the foregoing, including the name of the issuer of such securities or rights, the conversion or exchange price or rate (or manner of calculation thereof) and the conversion or exchange date(s) or period(s); (xi) a discussion of certain material U.S. federal income tax considerations applicable to such Preferred Stock; and
(xiii) any other material terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

    Unless otherwise specified in the prospectus supplement, our Preferred Stock will, with respect to (as applicable) dividend rights and rights upon our liquidation, dissolution or winding-up, rank (i) senior to all series of our Common Stock and to all of our equity securities the terms of which provide that such equity securities are subordinated to our Preferred Stock; (ii) on a parity with all of our equity securities other than those referred to in clauses
(i) and (iii); and (iii) junior to all of our equity securities which the terms of such Preferred Stock provide will rank senior to it.

DIVIDENDS

    Our holders of Preferred Stock of each series shall be entitled to receive, when, as and if declared by our Board of Directors, out of our assets legally available for payment, cash, property or stock dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our stock transfer books on the record dates as shall be fixed by our Board of Directors.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on our Preferred Stock of any other series ranking, as to dividends, on parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment for the then current dividend period ((i) and (ii) are hereinafter collectively referred to as "all required dividends are paid"). When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared PRO RATA so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless all required dividends are paid, no dividends (other than in Common Stock or other stock ranking junior to the Preferred Stock of such series as to dividends and upon our liquidation, dissolution or winding-up) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other of our stock ranking junior to or on parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any of our other capital stock ranking junior to or on parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding-up of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) (except by conversion into or exchange for any of our other stock ranking junior to the Preferred Stock of such series as to dividends and upon our liquidation, dissolution or winding-up).

    Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

    If so provided in the applicable prospectus supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

    The prospectus supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of our stock, the terms of such Preferred Stock may provide that, if no such stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of our applicable stock pursuant to conversion provisions specified in the applicable prospectus supplement.

    Notwithstanding the foregoing, unless provided otherwise for any series of Preferred Stock, unless all required dividends are paid: (i) no shares of the applicable series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed and
(ii) we shall not purchase or otherwise acquire directly or indirectly any shares of the applicable series of Preferred Stock (except by conversion into or exchange for our stock ranking junior to the Preferred Stock of such series as to dividends and upon our liquidation, dissolution or winding-up), provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding-up of us, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of our stock ranking junior to such series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding-up of us, the holders of each series of Preferred Stock shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such series of Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of our remaining assets. In the event that, upon any voluntary or involuntary liquidation, dissolution or winding-up of us, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of such series of Preferred Stock and the corresponding amounts payable on all shares of other series of our stock ranking on a parity with such series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding-up of us, then the holders of such class or series of Preferred Stock and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of shares of such series of Preferred Stock, our remaining assets shall be distributed among the holders of any other series of stock ranking junior to such series of Preferred Stock upon any liquidation, dissolution or winding-up of us, according to their respective rights and preferences and in each case according to their respective number of shares.

    For such purposes, neither the consolidation or merger of us with or into any other company nor the sale, lease, transfer or conveyance of all or substantially all of our property or business shall be deemed to constitute our liquidation, dissolution or winding-up.

VOTING RIGHTS

    Holders of such series of Preferred Stock will not have any voting rights, except as set forth below (unless otherwise specified in a prospectus supplement) or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, we shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of stock ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up or reclassify any of our authorized stock into any such shares, or create, authorize or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such shares; or (ii) amend, alter or repeal the provisions of our Articles of Incorporation in respect of such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding-up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into or exchangeable for other securities or rights of us or other issuers, including, without limitation, Common Stock, Debt Securities or another series of Preferred Stock, or any combination of the foregoing, will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the name of the issuer of such other securities or rights and the number or principal amount of the securities or rights into which the Preferred Stock is convertible or exchangeable, the conversion or exchange price or rate (or manner of calculation thereof), the conversion or exchange date(s) or period(s), provisions as to whether the conversion or exchange will be at the option of the holders of such series of Preferred Stock or at our option and the events requiring an adjustment of the conversion or exchange price or rate.

ANTI-TAKEOVER PROVISIONS

    Our Board of Directors is divided into three classes, each of which is comprised of three directors elected for a three-year term, with one class being elected each year. Directors may be removed without cause only with the approval of 67% of the voting power of our shareholders entitled to vote in the election of directors. Any director elected to fill a vacancy, however created, serves for the remainder of the term of the director which he or she is replacing.

    Our Restated and Amended Articles of Incorporation, as amended require the affirmative vote of shareholders owning at least 67% of the outstanding shares of our Common Stock in order for us to: amend, repeal or add any provision to the Restated and Amended Articles of Incorporation, as amended; merge or consolidate with another corporation, other than a wholly-owned subsidiary; exchange shares of our Common Stock in such a manner that a corporation, person or entity acquires our issued or outstanding shares of our Common Stock pursuant to a vote of shareholders; sell, lease, convey, encumber or otherwise dispose of all or substantially all of our property or business; or liquidate or dissolve us.

    In addition, the Restated and Amended Articles of Incorporation, as amended, permit the Board of Directors to oppose a tender offer or other offer of our securities, and allow the Board to consider any pertinent issue in determining whether to oppose any such offer.

    Pursuant to our Amended and Restated By-laws, shareholder nominations for election to the Board of Directors must be made in writing and delivered or mailed to our President not less than fifty days nor more than seventy-five days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than fifty days' notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the President not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed.

    The Pennsylvania Business Corporation Law of 1988, as amended (the "1988 BCL"), includes certain shareholder protection provision, some of which apply to us and two of which, relating to "Disgorgement by Certain Controlling Shareholders" and "Control Share Acquisitions," we have specifically opted out of pursuant to an amendment to our by-laws. The following is a description of those provisions of the 1988 BCL that still apply to us and that may have an anti-takeover effect. This description of the 1988 BCL is only a summary thereof, does not purport to be complete and is qualified in its entirety by reference to the full text of the 1988 BCL.

    (i) The control transaction provisions allow holders of voting shares of a corporation to "put" their stock to an acquiror for fair value in the event of a control transaction (the acquisition of twenty percent of the voting stock of the corporation). Fair value is defined as not less than the highest price paid by the accquiror during a certain 90 day period.

    (ii) An interested shareholder (the beneficial owner of twenty percent of the voting stock either of a corporation or of an affiliate of the corporation who was at any time within the five-year period immediately prior the date in question the beneficial owner of twenty percent of the voting stock of the corporation) cannot engaged in a business combination with the corporation for a period of five years unless:
         (a) the board approves the business combination or the acquisition of shares in advance, or (b) if the interested shareholder owns eighty percent of such stock, the business combination is approved by a majority of the disinterested shareholders and the transaction satisfies certain "fair price" provisions. After the five-year period, the same restrictions apply, unless the transaction either is approved by a majority of the disinterested shareholders or satisfies the fair price provisions.

   (iii) Corporations may adopt shareholders' rights plans with discriminatory provisions (sometimes referred to as poison pills) whereby options to acquire shares or corporate assets are created and issued which contain terms that limit persons owning or offering to acquire a specified percentage of outstanding shares from exercising, converting, transferring or receiving options and allows the exercise of options to be limited to shareholders or triggered based upon control transactions. Such poison pills take effect only in the event of a control transaction.

         Pursuant to the 1988 BCL, such poison pills may be adopted by the Board without shareholder approval.

    (iv) In taking action with respect to tender offers or takeover proposals (as for any other action), directors may, in considering the best interests of the corporation, consider the effects of any action upon employees, suppliers, customers, communities where located and all other pertinent factors.

    (v) Shareholders of a corporation no longer have a statutory right to call special meetings of shareholders or to propose amendments to the articles under the provisions of the 1988 BCL.

    The foregoing provisions may discourage certain types of transactions that involve a change of control of us and ensure a measure of continuity in the management of our business and affairs. While we do not currently have a shareholder rights plan or poison pill, the effect of the above-described provisions may be to deter hostile takeovers at a price higher than the prevailing market price for our Common Stock and to permit current management to remain in control of us. In some circumstances, certain shareholders may consider these anti-takeover provisions to have disadvantageous effects. Tender offers or other non-open market acquisitions of stock are frequently made at prices above the prevailing market price of the company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. These anti-takeover provisions may discourage any or all of such acquisitions, particularly those of less than all of our shares, and may thereby deprive certain holders of our Common Stock of any opportunity to sell their stock at a temporarily higher market price.

    Pursuant to an amendment to our Amended and Restated By-laws adopted on July 19, 1990, we opted out of the applicability of two additional statutory anti-takeover provisions. The first, titled "Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control," would otherwise allow us to recover all profits derived by any person or group that acquired control or disclosed an intention to acquire voting power over twenty percent of our equity securities on the disposition of any of our securities acquired within two years prior or eighteen months after acquiring such control or announcing an intention to that effect. The second, titled "Control Share Acquisition," would otherwise suspend the voting rights of a shareholder when his or her ownership of our securities crossed any of three thresholds (20%, 33% or 50%). The voting rights are held in abeyance until the shareholders holding a majority of disinterested shares vote to restore them. The inapplicability of these provisions mitigates somewhat the deterrence of hostile anti-takeover attempts at prices in excess of the prevailing market prices and lessens the ability of current management to retain control of us.

    In addition to provisions of the 1988 BCL, the Pennsylvania Insurance Code provides that no person may acquire control of us unless such person has given prior written notice to us and received the prior approval of the Pennsylvania Insurance Commissioner. Any purchaser or holder of shares is presumed to have acquired such control unless the Pennsylvania Insurance Commissioner, upon receipt of an application, has determined otherwise.

DESCRIPTION OF WARRANTS

    We may issue Warrants to purchase Debt Securities, Preferred Stock or Common Stock (collectively, the "Underlying Warrant Securities"), and such Warrants may be issued independently or together with any such Underlying Warrant Securities and may be attached to or separate from such Underlying Warrant Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between us and a warrant agent ("warrant agent"). The warrant agent will act solely as our agent in connection with the Warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants.

    The applicable prospectus supplement will describe the specific terms of any Warrants offered thereby, including: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the currency or currencies, including composite currencies, in which the exercise price of such Warrants may be payable;
(v) the designation and terms of the Underlying Warrant Securities purchasable upon exercise of such Warrants; (vi) the price at which the Underlying Warrant Securities purchasable upon exercise of such Warrants may be purchased;
(vii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (viii) whether such Warrants will be issued in registered form or bearer form; (ix) if applicable, the minimum or maximum amount of such Warrants which may be exercised at any one time; (x) if applicable, the designation and terms of the Underlying Warrant Securities with which such Warrants are issued and the number of such Warrants issued with each such Underlying Warrant Security; (xi) if applicable, the date on and after which such Warrants and the related Underlying Warrant Securities will be separately transferable; (xii) information with respect to book-entry procedures, if any; (xiii) if applicable, a discussion of certain United States federal income tax considerations; and (xiv) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

    We may sell the securities offered by this prospectus (i) through underwriters or dealers; (ii) through agents; (iii) directly to purchasers; or
(iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to a series of the securities being offered will set forth its offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the securities being offered and the proceeds to us from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation, any public offering price and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers or agents and any securities exchanges on which the securities offered by this prospectus may be listed.

    If underwriters are used in the sale, the securities offered by this prospectus will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities offered by this prospectus may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the securities offered by this prospectus will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Any agent involved in the offer or sale of the securities offered by this prospectus will be named, and any commissions payable by us to such agent will be set forth, in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

    If so indicated in a prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase the securities offered by this prospectus from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in a prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

    The securities offered by this prospectus may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("marketing firms"), acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and our compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with their remarketing of the securities offered by this prospectus.

    Underwriters, dealers, remarketing firms and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect thereof, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

    Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania, has passed on the validity of the issuance of each of the securities offered by this prospectus, unless otherwise specified in a prospectus supplement.

                                    EXPERTS

    Our consolidated financial statements which are included in our most recent Annual Report on Form 10-K have been audited and reported upon by PricewaterhouseCoopers LLP, independent accountants, and are incorporated by reference in this prospectus. These financial statements are incorporated by reference in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, given on the authority of that firm as experts in accounting and auditing.

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
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                                     [LOGO]

                        PENN TREATY AMERICAN CORPORATION

                Up to 12,083,000 Rights to Purchase Common Stock

                    Up to 12,083,000 Shares of Common Stock

                            ------------------------

                             Prospectus Supplement

                            ------------------------

                                 APRIL 25, 2001

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